
13001376

H&E EQUIPMENT SERVICES, INC.

H&E Equipment Services, Inc.

2012 Annual Report

To Our Stockholders:

We are pleased with the results we achieved in 2012 for our Company, stockholders and employees as we successfully capitalized on the demand throughout our end user markets. Business conditions were positive during the year, which we believe verifies that our industry is in an expansion cycle. Every segment of our business delivered solid gains from a year ago. In particular, our rental business delivered strong growth, due in part to the secular shift occurring. A summary of 2012 financial results (compared to 2011) include:

- Total revenues increased 16.2% to $837.3 million.
- Gross profit increased 33.5% to $257.3 million and gross margin increased to 30.7% from 26.7%.
- Income from operations was $89.2 million, compared to $40.1 million.
- Net income was $28.8 million or $0.82 per diluted share, compared to $8.9 million or $0.26 per diluted share in 2011.
- The successful completion of a $530 million offering of new 10-year 7% senior unsecured notes, the proceeds of which were used primarily to repurchase or redeem our then outstanding 8 3/8% senior unsecured notes and fund a dividend to stockholders of approximately $246 million in the aggregate.

Our strategy of focusing on industrial and commercial construction markets continued to benefit our Company during 2012. Our regions with significant oil and gas activity continue to be our most productive geographies, with our Gulf Coast and Intermountain regions accounting for 68% of our revenues and 67% of our gross profits in 2012. The industrial markets we serve are strong, and we expect they will remain strong for the foreseeable future. We also saw solid year-over-year improvement in our less industrial markets and believe this is indicative of improving construction markets. Market indicators point to improving non-residential construction markets for the next several years and we believe the residential construction markets have improved dramatically. With our current footprint of 66 locations in 22 states, we are excited about our initiatives for existing branch expansion and new Greenfields in markets with attractive growth opportunities.

During 2012, we grew our fleet by $146 million and invested approximately $206 million in total net capital expenditures to meet the higher levels of demand in our end user markets. Despite a much larger fleet in 2012 compared to 2011, we operated at near peak historical utilization levels in the latter half of 2012, and we raised rental rates 10.5% on average for the year. Our fleet age was only 38 months at year end, compared to an industry average of approximately 48 months.

We undertook several significant steps during 2012 to strengthen our balance sheet and enhance our liquidity, substantially increase our fleet size and overall better position our Company for future growth opportunities. Our goals remain consistent: we are focused on solid execution, profitable growth, cost control and leveraging marketplace trends to deliver strong results and enhance stockholder value. Our outlook for 2013 is positive as we believe our marketplace position remains strong, business conditions continue to improve and our customers are more confident in a recovery.

2012 was a positive year for our business due to outstanding execution by our entire organization, which allowed us to successfully capitalize on improved market conditions. Our success would not be possible without the continued support of our customers. I also want to thank our stockholders for their continued confidence in our operations. Finally, I would also like to thank our Board of Directors for their guidance and support.

Sincerelv.



John M. Engquist
Chief Executive Officer and Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission file number: 000-51759

H&E EQUIPMENT SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**81-0553291** (IRS Employer Identification No.)
7500 Pecue Lane, Baton Rouge, Louisiana 70809 (Address of Principal Executive Offices, including Zip Code)	**(225) 298-5200** (Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	**Nasdaq Global Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☑ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates of the registrant was approximately $278,743,006 (computed by reference to the closing sale price of the registrant's common stock on the Nasdaq Global Market on June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter).

As of February 26, 2013, there were 35,159,906 shares of common stock, par value $0.01 per share, of the registrant outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the document listed below have been incorporated by reference into the indicated parts of this Form 10-K, as specified in the responses to the item numbers involved.

Part III The registrant's definitive proxy statement, for use in connection with the Annual Meeting of Stockholders, to be filed within 120 days after the registrant's fiscal year ended December 31, 2012.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "may," "could," "would," "should," "believe," "expect," "anticipate," "plan," "estimate," "target," "project," "intend," "foresee" and similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the "Risk Factors" section of this Annual Report on Form 10-K. These factors should not be construed as exhaustive and should be read with the other cautionary statements in this Annual Report on Form 10-K.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management's beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically or through new marketing applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve known and unknown risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. In addition, even if our actual results are consistent with the forward-looking statements contained in this Annual Report on Form 10-K, those results may not be indicative of results or developments in subsequent periods. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

- general economic conditions and construction and industrial activity in the markets where we operate in North America, as well as the depth and duration of the recent macroeconomic downturn and related decreases in construction and industrial activities, which may significantly affect our revenues and operating results;
- the impact of conditions in the global credit markets and their effect on construction spending and the economy in general;
- relationships with equipment suppliers;
- increased maintenance and repair costs as we age our fleet and decreases in our equipment's residual value;
- our indebtedness;
- risks associated with the expansion of our business;
- competitive pressures;
- our possible inability to integrate any businesses we acquire;
- compliance with laws and regulations, including those relating to environmental matters and corporate governance matters; and
- other factors discussed under Item 1A - Risk Factors or elsewhere in this Annual Report on Form 10-K.

Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission ("SEC"), we are under no obligation to publicly update or revise any forward-looking statements after we file this Annual Report on Form 10-K, whether as a result of any new information, future events or otherwise. Investors, potential investors and other readers are urged to consider the above mentioned factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results or performance.

PART I

Item 1. Business

The Company

We are one of the largest integrated equipment services companies in the United States focused on heavy construction and industrial equipment. We rent, sell and provide parts and service support for four core categories of specialized equipment: (1) hi-lift or aerial work platform equipment; (2) cranes; (3) earthmoving equipment; and (4) industrial lift trucks. We engage in five principal business activities in these equipment categories:

- equipment rentals;
- new equipment sales;
- used equipment sales;
- parts sales; and
- repair and maintenance services.

By providing rental, sales, parts, repair and maintenance functions under one roof, we offer our customers a one-stop solution for their equipment needs. This full-service approach provides us with (1) multiple points of customer contact; (2) cross-selling opportunities among our rental, new and used equipment sales, parts sales and services operations; (3) an effective method to manage our rental fleet through efficient maintenance and profitable distribution of used equipment; and (4) a mix of business activities that enables us to operate effectively throughout economic cycles. We believe that the operating experience and extensive infrastructure we have developed throughout our history as an integrated services company provide us with a competitive advantage over rental-focused companies and equipment distributors. In addition, our focus on four core categories of heavy construction and industrial equipment enables us to offer specialized knowledge and support to our customers. For the year ended December 31, 2012, we generated total revenues of approximately $837.3 million. The pie charts below illustrate a breakdown of our revenues and gross profit for the year ended December 31, 2012 by business segment (see note 17 to our consolidated financial statements for further information regarding our business segments):


Revenue by Segment
($ in millions)
Other $46.2
Service $56.6
Parts $99.6
Equipment Rentals $288.6
Used Equipment Sales $104.6
New Equipment Sales $241.7
5.5%
6.7%
11.9%
34.5%
28.9%
Gross Profit in Segments
($ in millions)
Service $34.6
Other $1.7
Parts $27.3
Equipment Rentals $135.6
Used Equipment Sales $30.6
New Equipment Sales $27.5
0.7%
13.4%
10.6%
52.7%
10.7%

We have operated, through our predecessor companies, as an integrated equipment services company for approximately 52 years and have built an extensive infrastructure that as of February 26, 2013 includes 65 full-service facilities located throughout the West Coast, Intermountain, Southwest, Gulf Coast, Southeast and Mid-Atlantic regions of the United States. Our management, from the corporate level down to the branch store level, has extensive industry experience. We focus our rental and sales activities on, and organize our personnel principally by, our four core equipment categories. We believe this allows us to provide specialized equipment knowledge, improve the effectiveness of our rental and sales forces and strengthen our customer relationships. In addition, we operate our day-to-day business on a branch basis, which we believe allows us to more closely service our customers, fosters management accountability at local levels and strengthens our local and regional relationships.

Products and Services

Equipment Rentals. We rent our heavy construction and industrial equipment to our customers on a daily, weekly and monthly basis. We have a well-maintained rental fleet that, at December 31, 2012, consisted of 21,090 pieces of equipment having an original acquisition cost (which we define as the cost originally paid to manufacturers or the original amount financed under operating leases) of approximately $883.0 million and an average age of approximately 38.0 months. Our rental business creates cross-selling opportunities for us in sales and service support activities.

New Equipment Sales. We sell new heavy construction and industrial equipment in all four core equipment categories, and are a leading U.S. distributor for nationally recognized suppliers including JLG Industries, Gehl, Genie Industries (Terex), Komatsu, and Doosan/Bobcat. In addition, we are the world's largest distributor of Grove and Manitowoc crane equipment. Our new equipment sales operation is a source of new customers for our parts sales and service support activities, as well as for used equipment sales.

Used Equipment Sales. We sell used equipment primarily from our rental fleet, as well as inventoried equipment that we acquire through trade-ins from our customers and selective purchases of high-quality used equipment. For the year ended December 31, 2012, approximately 86.6% of our used equipment sales revenues were derived from sales of rental fleet equipment. Used equipment sales, like new equipment sales, generate parts and service business for us.

Parts Sales. We sell new and used parts to customers and also provide parts to our own rental fleet. We maintain an extensive in-house parts inventory in order to provide timely parts and service support to our customers as well as to our own rental fleet. In addition, our parts operations enable us to maintain a high-quality rental fleet and provide additional product support to our end users.

Service Support. We provide maintenance and repair services for our customers' owned equipment and to our own rental fleet. In addition to repair and maintenance on an as-needed or scheduled basis, we provide ongoing preventative maintenance services and warranty repairs for our customers. We devote significant resources to training our technical service employees and over time, we have built a full-scale services infrastructure that we believe would be difficult for companies without the requisite resources and lead time to effectively replicate.

In addition to our principal business activities mentioned above, we provide ancillary equipment support activities including transportation, hauling, parts shipping and loss damage waivers.

Industry Background

Although there has been some consolidation within the industry, including the acquisition of Rental Services Corporation by United Rentals, Inc., the U.S. construction equipment distribution industry remains highly fragmented and consists mainly of a small number of multi-location regional or national operators and a large number of relatively small, independent businesses serving discrete local markets. The industry is driven by a broad range of economic factors including total U.S. non-residential construction trends, construction machinery demand, and demand for rental equipment and has been adversely affected by the recent economic downturn and the related decline in construction and industrial activities. Construction equipment is largely distributed to end users through two channels: equipment rental companies and equipment dealers. Examples of equipment rental companies include United Rentals/Rental Service Corporation, Sunbelt Rentals and Hertz Equipment Rental. Examples of equipment dealers include Finning and Toromont. Unlike many of these companies, which principally focus on one channel of distribution, we operate substantially in both channels. As an integrated equipment services company, we rent, sell and provide parts and service support. Although many of the historically pure equipment rental companies also provide parts and service support to customers, their service offerings are typically limited and may prove difficult to expand due to the infrastructure, training and resources necessary to develop the breadth of offerings and depth of specialized equipment knowledge that our service and sales staff provides.

Our Competitive Strengths

Integrated Platform of Products and Services. We believe that our operating experience and the extensive infrastructure we have developed through years of operating as an integrated equipment services company provide us with a competitive advantage over rental-focused companies and equipment distributors. Key strengths of our integrated equipment services platform include:

- ability to strengthen customer relationships by providing a full-range of products and services;
- purchasing power gained through purchases for our new equipment sales and rental operations;
- high quality rental fleet supported by our strong product support capabilities;
- established retail sales network resulting in profitable disposal of our used equipment; and
- mix of business activities that enables us to effectively operate through economic cycles.

Complementary, High Margin Parts and Service Operations. Our parts and service businesses allow us to maintain our rental fleet in excellent condition and to offer our customers high-quality rental equipment. Our after-market parts and service businesses together provide us with a high-margin revenue source that has proven to be relatively stable throughout a range of economic cycles.

Specialized, High-Quality Equipment Fleet. Our focus on four core types of heavy construction and industrial equipment allows us to better provide the specialized knowledge and support that our customers demand when renting and purchasing equipment. These four types of equipment are attractive because they have a long useful life, high residual value and generally strong industry demand.

Well-Developed Infrastructure. We have built an infrastructure that as of February 26, 2013 included a network of 65 full-service facilities, and a workforce that included a highly-skilled group of approximately 561 service technicians and an aggregate of 216 sales people in our specialized rental and equipment sales forces. We believe that our well-developed infrastructure helps us to better serve large multi-regional customers than our historically rental-focused competitors and provides an advantage when competing for lucrative fleet and project management business.

Leading Distributor for Suppliers. We are a leading U.S. distributor for nationally-recognized equipment suppliers, including JLG Industries, Gehl, Genie Industries (Terex), Komatsu and Doosan/Bobcat. In addition, we are the world's largest distributor of Grove and Manitowoc crane equipment. These relationships improve our ability to negotiate equipment acquisition pricing and allow us to purchase parts at wholesale costs.

Customized Information Technology Systems. Our information systems allow us to actively manage our business and our rental fleet. We have a customer relationship management system that provides our sales force with real-time access to customer and sales information. In addition, our enterprise resource planning system implemented in 2010 expands our ability to provide more timely and meaningful information to manage our business.

Experienced Management Team. Our senior management team is led by John M. Engquist, our Chief Executive Officer, who has approximately 38 years of industry experience. Our senior and regional managers have an average of approximately 21 years of industry experience. Our branch managers have extensive knowledge and industry experience as well.

Our Business Strategy

Our business strategy includes, among other things, leveraging our integrated business model, managing the life cycle of our rental equipment, further developing our parts and services operations and selectively entering new markets and pursuing acquisitions. However, the timing and extent to which we implement these various aspects of our strategy depend on a variety of factors, many of which are outside our control, such as general economic conditions and construction activity in the United States.

Leverage Our Integrated Business Model. We intend to continue to actively leverage our integrated business model to offer a one-stop solution to our customers' varied needs with respect to the four categories of heavy construction and industrial equipment on which we focus. We will continue to cross-sell our services to expand and deepen our customer relationships. We believe that our integrated equipment services model provides us with a strong platform for growth and enables us to effectively operate through economic cycles.

Managing the Life Cycle of Our Rental Equipment. We actively manage the size, quality, age and composition of our rental fleet, employing a "cradle through grave" approach. During the life of our rental equipment, we (1) aggressively negotiate on purchase price; (2) use our customized information technology systems to closely monitor and analyze, among other things, time utilization (equipment usage based on customer demand), rental rate trends and targets and equipment demand; (3) continuously adjust our fleet mix and pricing; (4) maintain fleet quality through regional quality control managers and our on-site parts and services support; and (5) dispose of rental equipment through our retail sales force. This allows us to purchase our rental equipment at competitive prices, optimally utilize our fleet, cost-effectively maintain our equipment quality and maximize the value of our equipment at the end of its useful life.

Grow Our Parts and Service Operations. Our strong parts and services operations are keystones of our integrated equipment services platform and together provide us with a relatively stable high-margin revenue source. Our parts and service operations help us develop strong, ongoing customer relationships, attract new customers and maintain a high quality rental fleet. We intend to further grow this product support side of our business and further penetrate our customer base.

Enter Carefully Selected New Markets. We intend to continue our strategy of selectively expanding our network to solidify our presence in attractive and contiguous regions where we operate. We look to add new locations in those markets that offer attractive growth opportunities, high or increasing levels of demand for construction and heavy equipment, and contiguity to our existing markets.

Make Selective Acquisitions. The equipment industry is fragmented and includes a large number of relatively small, independent businesses servicing discrete local markets. Some of these businesses may represent attractive acquisition candidates. We intend to evaluate and pursue, on an opportunistic basis, acquisitions which meet our selection criteria, including favorable financing terms, with the objective of increasing our revenues, improving our profitability, entering additional attractive markets and strengthening our competitive position.

History

Through our predecessor companies, we have been in the equipment services business for approximately 52 years. H&E Equipment Services L.L.C. was formed in June 2002 through the combination of Head & Engquist Equipment, LLC ("Head & Engquist"), a wholly-owned subsidiary of Gulf Wide Industries, L.L.C. ("Gulf Wide"), and ICM Equipment Company L.L.C. ("ICM"). Head & Engquist, founded in 1961, and ICM, founded in 1971, were two leading regional, integrated equipment service companies operating in contiguous geographic markets. In the June 2002 transaction, Head & Engquist and ICM were merged with and into Gulf Wide, which was renamed H&E Equipment Services L.L.C. ("H&E LLC"). Prior to the combination, Head & Engquist operated 25 facilities in the Gulf Coast region, and ICM operated 16 facilities in the Intermountain region of the United States.

In connection with our initial public offering in February 2006, we converted H&E LLC into H&E Equipment Services, Inc. Prior to our initial public offering, our business was conducted through H&E LLC. In order to have an operating Delaware corporation as the issuer for our initial public offering, H&E Equipment Services, Inc. was formed as a Delaware corporation and wholly-owned subsidiary of H&E Holdings, and immediately prior to the closing of our initial public offering, on February 3, 2006, H&E LLC and H&E Holdings merged with and into us (H&E Equipment Services, Inc.), with us surviving the reincorporation merger as the operating company. Effective February 3, 2006, H&E LLC and H&E Holdings no longer existed under operation of law pursuant to the reincorporation merger.

We completed, effective as of February 28, 2006, the acquisition of all the outstanding capital stock of Eagle High Reach Equipment, Inc. (now known as H&E California Holding, Inc.) and all of the outstanding equity interests of its subsidiary, Eagle High Reach Equipment, LLC (now known as H&E Equipment Services (California), LLC) (collectively, "Eagle" or the "Eagle Acquisition"). Prior to the acquisition, Eagle was a privately-held construction and industrial equipment rental company serving the southern California construction and industrial markets out of four branch locations.

We completed, effective as of September 1, 2007, the acquisition of all of the outstanding capital stock of J.W. Burress, Incorporated (now known as H&E Equipment Services (Mid-Atlantic), Inc.) ("Burress" or the "Burress Acquisition"). Prior to the acquisition, Burress was a privately-held company operating primarily as a distributor in the construction and industrial equipment markets out of 12 locations in four states in the Mid-Atlantic region of the United States.

Customers

We serve approximately 31,300 customers in the United States, primarily in the West Coast, Intermountain, Southwest, Gulf Coast, Southeast and Mid-Atlantic regions. Our customers include a wide range of industrial and commercial companies, construction contractors, manufacturers, public utilities, municipalities, maintenance contractors and a variety of other large industrial accounts. They vary from small, single machine owners to large contractors and industrial and commercial companies who typically operate under equipment and maintenance budgets. Our branches enable us to closely service local and regional customers, while our well-developed full-service infrastructure enables us to effectively service multi-regional and national accounts. Our integrated strategy enables us to satisfy customer requirements and increase revenues from customers through cross-selling opportunities presented by the various products and services that we offer. As a result, our five reporting segments generally derive their revenue from the same customer base. In 2012, no single customer accounted for more than 1.2% of our total revenues, and no single customer accounted for more than 10% of our revenue on a segmented basis. Our top ten customers combined accounted for approximately 8.0% of our total revenues in 2012.

Sales and Marketing

We have two distinct, focused sales forces; one specializing in equipment rentals and one focused specifically on new and used equipment sales. We believe maintaining separate sales forces for equipment rental and equipment sales is important to our customer service, allowing us to effectively meet the demands of different types of customers.

Both our rental sales force and equipment sales force are divided into smaller, product focused teams which enhances the development of in-depth product application and technical expertise. To further develop knowledge and experience, we provide our sales forces with extensive training, including frequent factory and in-house training by manufacturer representatives regarding the operational features, operator safety training and maintenance of new equipment. This training is essential, as our sales personnel regularly call on customers' job sites, often assisting customers in assessing their immediate and ongoing equipment needs. In addition, we have a commission-based compensation program for our sales forces.

We maintain a company-wide customer relationship management system. We believe that this comprehensive customer and sales management tool enhances our territory management program by increasing the productivity and efficiency of our sales representatives and branch managers as they are provided real-time access to sales and customer information.

We have developed strategies to identify target customers for our equipment services in all markets. These strategies allow our sales force to identify frequent rental users, function as advisors and problem solvers for our customers and accelerate the sales process in new operations.

While our specialized, well-trained sales force strengthens our customer relationships and fosters customer loyalty, we also promote our business through marketing and advertising, including industry publications, direct mail campaigns, the Yellow Pages and our Company website at www.he-equipment.com.

Suppliers

We purchase a significant amount of equipment from the same manufacturers with whom we have distribution agreements. We purchased approximately 60% of our new equipment and rental fleet from three manufacturers (Grove/Manitowoc, Komatsu, and Genie Industries (Terex)) during the year ended December 31, 2012. These relationships improve our ability to negotiate equipment acquisition pricing. We are also a leading

U.S. distributor for nationally-recognized equipment suppliers including JLG Industries, Gehl, Genie Industries (Terex), Komatsu, Doosan/Bobcat and Grove/Manitowoc. As an authorized distributor for a wide range of suppliers, we are also able to provide our customers parts and service that in many cases are covered under the manufacturer's warranty. While we believe that we have alternative sources of supply for the equipment we purchase in each of our principal product categories, termination of one or more of our relationships with any of our major suppliers of equipment could have a material adverse effect on our business, financial condition or results of operations if we were unable to obtain adequate or timely rental and sales equipment.

Information Technology Systems

We have specialized information systems that track (1) rental inventory utilization statistics; (2) maintenance and repair costs; (3) returns on investment for specific equipment types; and (4) detailed operational and financial information for each piece of equipment. These systems enable us to closely monitor our performance and actively manage our business, and include features that were custom designed to support our integrated services platform. The point-of-sale aspect of our systems enables us to link all of our facilities, permitting universal access to real-time data concerning equipment located at the individual facility locations and the rental status and maintenance history for each piece of equipment. In addition, our systems include, among other features, on-line contract generation, automated billing, applicable sales tax computation and automated rental purchase option calculation. We customized our customer relationship management system to enable us to more effectively manage our sales territories and sales representatives' activity. This customer relationship management system provides sales and customer information, available rental fleet and inventory information, a quote system and other organizational tools to assist our sales forces. We maintain an extensive customer database which allows us to monitor the status and maintenance history of our customers' owned-equipment and enables us to more effectively provide parts and service to meet their needs. All of our critical systems run on servers and other equipment that is current technology and available from major suppliers and serviceable through existing maintenance agreements.

Seasonality

Although our business is not significantly impacted by seasonality, the demand for our rental equipment tends to be lower in the winter months. The level of equipment rental activities is directly related to commercial and industrial construction and maintenance activities. Therefore, equipment rental performance will be correlated to the levels of current construction activities. The severity of weather conditions can have a temporary impact on the level of construction activities.

Equipment sales cycles are also subject to some seasonality with the peak selling period occurring during the spring season and extending through the summer. Parts and service activities are less affected by changes in demand caused by seasonality.

Competition

The equipment industry is generally comprised of either pure rental equipment companies or manufacturer dealer/distributorship companies. We are an integrated equipment services company and rent, sell and provide parts and service support. Although there has been some consolidation within the equipment industry, including the United Rentals' acquisition of Rental Services Corporation, the equipment industry remains highly fragmented and consists mainly of a small number of multi-location regional or national operators and a large number of relatively small, independent businesses serving discrete local markets. Many of the markets in which we operate are served by numerous competitors, ranging from national and multi-regional equipment rental companies (for example, United Rentals/Rental Services Corporation, Sunbelt Rentals and Hertz Equipment Rental) or equipment dealers (for example, Finning and Toromont) to small, independent businesses with a limited number of locations.

We believe that participants in the equipment rental industry generally compete on the basis of availability, quality, reliability, delivery and price. In general, large operators enjoy substantial competitive advantages over small, independent rental businesses due to a distinct price advantage. Many rental equipment companies' parts and service offerings are limited and may prove difficult to expand due to the training, infrastructure and management resources necessary to develop the breadth of service offerings and depth of knowledge our service technicians are able to provide. Some of our competitors have significantly greater financial, marketing and other resources than we do.

Traditionally, equipment manufacturers distributed their equipment and parts through a network of independent dealers with distribution agreements. As a result of consolidation and competition, both manufacturers and distributors sought to streamline their operations, improve their costs and gain market share. Our established, integrated infrastructure enables us to compete directly with our competitors on either a local, regional or national basis. We believe customers place greater emphasis on value-added services, teaming with equipment rental and sales companies who can meet all of their equipment, parts and service needs.

Environmental and Safety Regulations

Our facilities and operations are subject to comprehensive and frequently changing federal, state and local environmental and occupational health and safety laws. These laws regulate (1) the handling, storage, use and disposal of hazardous materials and wastes and, if any, the associated cleanup of properties affected by pollutants; (2) air quality; and (3) wastewater. We do not currently anticipate any material adverse effect on our business or financial condition or competitive position as a result of our efforts to comply with such requirements. Although we have made and will continue to make capital and other expenditures to comply with environmental requirements, we do not expect to incur material capital expenditures for environmental controls or compliance.

In the future, federal, state or local governments could enact new or more stringent laws or issue new or more stringent regulations concerning environmental and worker health and safety matters, or effect a change in their enforcement of existing laws or regulations, that could affect our operations. Also, in the future, contamination may be found to exist at our facilities or off-site locations where we have sent wastes. There can be no assurance that we, or various environmental regulatory agencies, will not discover previously unknown environmental non-compliance or contamination. We could be held liable for such newly-discovered non-compliance or contamination. It is possible that changes in environmental and worker health and safety laws or liabilities from newly-discovered non-compliance or contamination could have a material adverse effect on our business, financial condition and results of operations.

Employees

As of December 31, 2012, we had approximately 1,744 employees. Of these employees, 685 are salaried personnel and 1,059 are hourly personnel. Our employees perform the following functions: sales operations, parts operations, rental operations, technical service and office and administrative support. Collective bargaining agreements relating to two branch locations cover approximately 68 of our employees. We believe our relations with our employees are good, and we have never experienced a work stoppage.

Generally, the total number of employees does not significantly fluctuate throughout the year. However, acquisition activity or the opening of new branches may increase the number of our employees or fluctuations in the level of our business activity could require some staffing level adjustments in response to actual or anticipated customer demand.

Available Information

We file electronically with the SEC annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. The public may read and copy any materials we have filed with or furnished to the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, ownership reports for insiders and any amendments to these reports filed with or furnished to the SEC are available free of charge through our internet website (www.he-equipment.com) as soon as reasonably practicable after filing with the SEC. We use the Investor Relations section of our website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following press releases, SEC filings and public conference calls and webcasts.

Additionally, we make available free of charge on our internet website:

- our Code of Conduct and Ethics;
- the charter of our Corporate Governance and Nominating Committee;
- the charter of our Compensation Committee; and
- the charter of our Audit Committee.

Item 1A. Risk Factors

Investing in our securities involves a high degree of risk. You should consider carefully the following risk factors and the other information in this Annual Report on Form 10-K, including our consolidated financial statements and related notes, before making any investment decisions regarding our securities. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our securities could decline and you may lose part or all of your investment.

Our business could be adversely affected by declines in construction and industrial activities, or a downturn in the economy in general, which could lead to decreased demand for equipment, depressed equipment rental rates and lower sales prices, resulting in a decline in our revenues, gross margins and operating results.

Our equipment is principally used in connection with construction and industrial activities. Consequently, a downturn in construction or industrial activities, or the economy in general, may lead to a decrease in the demand for equipment or depress rental rates and the sales prices for our equipment. Our business may also be negatively impacted, either temporarily or long-term, by:

- a reduction in spending levels by customers;
- unfavorable credit markets affecting end-user access to capital;
- adverse changes in federal and local government infrastructure spending;
- an increase in the cost of construction materials;
- adverse weather conditions which may affect a particular region;
- an increase in interest rates; or
- terrorism or hostilities involving the United States.

Weakness or deterioration in the non-residential construction and industrial sectors caused by these or other factors could have a material adverse effect on our financial position, results of operations and cash flows in the future and may also have a material adverse effect on residual values realized on the disposition of our rental fleet. During fiscal years 2009 and 2010, the economic downturn and related economic uncertainty, combined with weakness in the construction industry and a decrease in industrial activity, resulted in a significant decrease in the demand for our new and used equipment and depressed equipment rental rates, which resulted in decreased revenues and lower gross margins realized on our equipment rentals and on the sale of our new and used inventory during those periods.

The inability to forecast trends accurately may have an adverse impact on our business and financial condition.

An economic downturn or economic uncertainty makes it difficult for us to forecast trends, which may have an adverse impact on our business and financial condition. The recent economic downturn — which included, among other things, significant reductions in available capital and liquidity from banks and other providers of credit, substantial reductions and/or fluctuations in equity and currency values worldwide and concerns that the worldwide economy may enter into a prolonged recessionary period — limited our ability, as well as the ability of our customers and our suppliers, to accurately forecast future product demand trends. Uncertainty regarding future product demand could cause us to maintain excess equipment inventory and increase our equipment inventory carrying costs. Alternatively, this forecasting difficulty could cause a shortage of equipment for sale or rental that could result in an inability to satisfy demand for our products and a loss of market shares.

Unfavorable conditions or disruptions in the capital and credit markets may adversely impact business conditions and the availability of credit.

Disruptions in the global capital and credit markets as a result of an economic downturn, economic uncertainty, changing or increased regulation, reduced alternatives or failures of significant financial institutions could adversely affect our customers' ability to access capital and could adversely affect our access to liquidity needed for business in the future. Additionally, unfavorable market conditions may depress demand for our products and services or make it difficult for our customers to obtain financing and credit on reasonable terms. Unfavorable market conditions also may cause more of our customers to be unable to meet their payment obligations to us, increasing delinquencies and credit losses. If we are unable to manage credit risk adequately, or if a large number of customers should have financial difficulties at the same time, our credit losses could increase above historical levels and our operating results would be adversely affected. Delinquencies and credit losses generally can be expected to increase during economic slowdowns or recessions. Moreover, our suppliers may be adversely impacted by unfavorable capital and credit markets, causing disruption or delay of product availability. These events could negatively impact our business, financial position, results of operations and cash flows.

In addition, if the financial institutions that have extended line of credit commitments to us are adversely affected by the conditions of the capital and credit markets, they may be unable to fund borrowings under those credit commitments, which could have an adverse impact on our financial condition and our ability to borrow funds, if needed, for working capital, acquisitions, capital expenditures and other corporate purposes.

Our substantial indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness outstanding. As of December 31, 2012, we had total indebtedness of approximately $690.2 million, consisting of the $530.0 million aggregate amounts outstanding under our senior unsecured notes, $157.7 million of outstanding borrowing under our senior secured credit facility (the "Credit Facility") and $2.4 million of capital lease obligations. As a result of the closing of our $100 million notes offering on February 4, 2013, the proceeds of which were used to pay down amounts outstanding under our Credit Facility, the aggregate amounts outstanding as of February 4, 2013 under our senior unsecured notes totaled $630.0 million and amounts outstanding on our Credit Facility totaled $19.8 million. As of February 26, 2013, we had borrowing availability under the Credit Facility of $381.1 million, net of $6.5 million of outstanding letters of credit.

Our substantial indebtedness could have important consequences. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt; and
- limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes.

We expect to use cash flow from operations and borrowings under our Credit Facility to meet our current and future financial obligations, including funding our operations, debt service and capital expenditures. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future, which could result in our being unable to repay indebtedness, or to fund other liquidity needs. If we do not have enough capital, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including the senior unsecured notes and our Credit Facility, on or before maturity. We cannot make any assurances that we will be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future indebtedness, including the agreements governing the senior unsecured notes and the Credit Facility may limit our ability to pursue any of these alternatives.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot make assurances that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The Credit Facility and the indenture governing the senior unsecured notes restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from such dispositions. Any proceeds we do receive from a disposition may not be adequate to meet any debt service obligations then due. In addition, we used a portion of the proceeds from the initial offering of the senior unsecured notes in August 2012 to pay a special, one-time cash dividend to our stockholders on September 19, 2012. The payment of this dividend decreased our available cash.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, seek additional capital or restructure or refinance our indebtedness. We cannot assure you that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements, including the Credit Facility or the indenture governing the senior unsecured notes.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

- our debt holders could declare all outstanding principal and interest to be due and payable;
- the lenders under the Credit Facility could terminate their commitments to lend us money and foreclose against the assets securing our borrowings; and
- we could be forced into bankruptcy or liquidation.

Despite current indebtedness levels, we may still be able to incur more indebtedness, which could further exacerbate the risks described above.

Under the terms of the agreements governing the Credit Facility and the senior unsecured notes, we and our subsidiaries may be able to incur substantial indebtedness in the future.

Additionally, our Credit Facility provides revolving commitments of up to $402.5 million in the aggregate. As of February 26, 2013, we had $381.1 million of availability under the Credit Facility, net of $6.5 million of outstanding letters of credit. If new debt is added to our current debt levels, the risks that we now face relating to our substantial indebtedness could intensify.

The agreements governing the Credit Facility and our senior unsecured notes restrict our ability to engage in certain corporate and financial transactions.

The agreements governing the Credit Facility and the senior unsecured notes contain certain covenants that, among other things, restrict our and our restricted subsidiaries' ability to:

- incur more debt;
- pay dividends and make distributions;
- issue preferred stock of subsidiaries;
- make investments;
- repurchase stock;
- create liens;
- enter into transactions with affiliates;
- enter into sale and lease-back transactions;
- merge or consolidate; and
- transfer and sell assets.

Our ability to borrow under the Credit Facility depends upon compliance with the restrictions contained in the Credit Facility. Events beyond our control could affect our ability to meet these covenants.

In addition, the Credit Facility requires us to meet certain financial conditions tests. Events beyond our control can affect our ability to meet these financial conditions tests and to comply with other provisions governing the Credit Facility and the senior unsecured notes. Our failure to comply with obligations under the agreements governing the Credit Facility and the senior unsecured notes may result in an event of default under the agreements governing the Credit Facility and the senior unsecured notes, respectively. A default, if not cured or waived, may permit acceleration of this indebtedness and our other indebtedness. We may not be able to remedy these defaults. If our indebtedness is accelerated, we may not have sufficient funds available to pay the accelerated indebtedness and may not have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Credit Facility are at variable rates of interest and expose us to interest rate risk. As such, our results of operations are sensitive to movements in interest rates. There are many economic factors outside our control that have in the past and may, in the future, impact rates of interest including publicly announced indices that underlie the interest obligations related to a certain portion of our debt. Factors that impact interest rates include governmental monetary policies, inflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our results of operations would be adversely impacted. Such increases in interest rates could have a material adverse effect on our financial conditions and results of operations.

Our business could be hurt if we are unable to obtain additional capital as required, resulting in a decrease in our revenues and profitability.

The cash that we generate from our business, together with cash that we may borrow under our Credit Facility, may not be sufficient to fund our capital requirements. We may require additional financing to obtain capital for, among other purposes, purchasing equipment, completing acquisitions, establishing new locations and refinancing existing indebtedness. Any additional indebtedness that we incur will make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures. Moreover, we may not be able to obtain additional capital on acceptable terms, if at all. If we are unable to obtain sufficient additional financing in the future, our business could be adversely affected by reducing our ability to increase revenues and profitability.

Our revenue and operating results may fluctuate, which could result in a decline in our profitability and make it more difficult for us to grow our business.

Our revenue and operating results have historically varied from quarter to quarter. Periods of decline could result in an overall decline in profitability and make it more difficult for us to make payments on our indebtedness and grow our business. We expect our quarterly results to continue to fluctuate in the future due to a number of factors, including:

- general economic conditions in the markets where we operate;
- the cyclical nature of our customers' business, particularly our construction customers;
- seasonal sales and rental patterns of our construction customers, with sales and rental activity tending to be lower in the winter months;
- severe weather and seismic conditions temporarily affecting the regions where we operate;
- changes in corporate spending for plants and facilities or changes in government spending for infrastructure projects;
- the effectiveness of integrating acquired businesses and new start-up locations; and
- timing of acquisitions and new location openings and related costs.

In addition, we incur various costs when integrating newly acquired businesses or opening new start-up locations, and the profitability of a new location is generally expected to be lower in the initial months of operation.

Fluctuations in the stock market, as well as general economic and market conditions, may impact the market price of our common stock.

The market price of our common stock has been and may continue to be subject to significant fluctuations in response to general economic changes and other factors including, but not limited to:

- variations in our quarterly operating results or results that vary from investor expectations;
- changes in the strategy and actions taken by our competitors, including pricing changes;
- securities analysts' elections to discontinue coverage of our common stock, changes in financial estimates by analysts or a downgrade of our common stock or of our sector by analysts;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
- investor perceptions of us and the equipment rental and distribution industry; and

- national or regional catastrophes or circumstances and natural disasters, hostilities and acts of terrorism.

Broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, the stock market in recent years has experienced price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, including to those listed above and others, may harm the market price of our common stock.

We are subject to competition, which may have a material adverse effect on our business by reducing our ability to increase or maintain revenues or profitability.

The equipment rental and retail distribution industries are highly competitive and the equipment rental industry is highly fragmented. Many of the markets in which we operate are served by numerous competitors, ranging from national and multi-regional equipment rental companies to small, independent businesses with a limited number of locations. We generally compete on the basis of availability, quality, reliability, delivery and price. Some of our competitors have significantly greater financial, marketing and other resources than we do, and may be able to reduce rental rates or sales prices. The market downturn and increased competitive pressures in 2009 and 2010 caused us to significantly reduce our rates to maintain market share, resulting in lower operating margins and profitability. We may encounter increased competition from existing competitors or new market entrants in the future, which could have a material adverse effect on our business, financial condition and results of operations.

We purchase a significant amount of our equipment from a limited number of manufacturers. Termination of one or more of our relationships with any of those manufacturers could have a material adverse effect on our business, as we may be unable to obtain adequate or timely rental and sales equipment.

We purchase most of our rental and sales equipment from leading, nationally-known original equipment manufacturers ("OEMs"). For the year ended December 31, 2012, we purchased approximately 60% of our rental and sales equipment from three manufacturers (Grove/Manitowoc, Komatsu, and Genie Industries (Terex)). Although we believe that we have alternative sources of supply for the rental and sales equipment we purchase in each of our core product categories, termination of one or more of our relationships with any of these major suppliers could have a material adverse effect on our business, financial condition or results of operations if we were unable to obtain adequate or timely rental and sales equipment.

Our suppliers of new equipment may appoint additional distributors, sell directly or unilaterally terminate our distribution agreements, which could have a material adverse effect on our business due to a reduction of, or inability to increase, our revenues.

We are a distributor of new equipment and parts supplied by leading, nationally-known OEMs. Under our distribution agreements with these OEMs, manufacturers retain the right to appoint additional dealers and sell directly to national accounts and government agencies. We have both written and oral distribution agreements with our new equipment suppliers. Under our oral agreements with the OEMs, we operate under our established course of dealing with the supplier and are subject to the applicable state law regarding such relationship. In most instances, the OEMs may appoint additional distributors, elect to sell to customers directly or unilaterally terminate their distribution agreements with us at any time without cause. Any such actions could have a material adverse effect on our business, financial condition and results of operations due to a reduction of, or an inability to increase, our revenues.

The cost of new equipment that we sell or purchase for use in our rental fleet may increase and therefore we may spend more for such equipment. In some cases, we may not be able to procure new equipment on a timely basis due to supplier constraints.

The cost of new equipment from manufacturers that we sell or purchase for use in our rental fleet may increase as a result of increased raw material costs, including increases in the cost of steel, which is a primary material used in most of the equipment we use. These increases could materially impact our financial condition or results of operations in future periods if we are not able to pass such cost increases through to our customers.

Our rental fleet is subject to residual value risk upon disposition.

The market value of any given piece of rental equipment could be less than its depreciated value at the time it is sold. The market value of used rental equipment depends on several factors, including:

- the market price for new equipment of a like kind;
- wear and tear on the equipment relative to its age;
- the time of year that it is sold (prices are generally higher during the construction season);
- worldwide and domestic demands for used equipment;
- the supply of used equipment on the market; and
- general economic conditions.

We include in operating income the difference between the sales price and the depreciated value of an item of equipment sold. Although for the year ended December 31, 2012, we sold used equipment from our rental fleet at an average selling price of approximately 148.5% of net book value, we cannot assure you that used equipment selling prices will not decline. Any significant decline in the selling prices for used equipment could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We incur maintenance and repair costs associated with our rental fleet equipment that could have a material adverse effect on our business in the event these costs are greater than anticipated.

As our fleet of rental equipment ages, the cost of maintaining such equipment, if not replaced within a certain period of time, generally increases. Determining the optimal age for our rental fleet equipment is subjective and requires considerable estimates by management. We have made estimates regarding the relationship between the age of our rental fleet equipment, and the maintenance and repair costs, and the market value of used equipment. Our future operating results could be adversely affected because our maintenance and repair costs may be higher than estimated and market values of used equipment may fluctuate.

Fluctuations in fuel costs or reduced supplies of fuel could harm our business.

We could be adversely affected by limitations on fuel supplies or significant increases in fuel prices that result in higher costs to us of transporting equipment from one branch to another branch or one region to another region. A significant or protracted disruption of fuel supplies could have a material adverse effect on our financial condition and results of operations.

We may not be able to facilitate our growth strategy by identifying or completing transactions with attractive acquisition candidates, which could limit our revenues and profitability. Future acquisitions may result in significant transaction expenses and we may involve significant costs. We may experience integration and consolidation risks associated with future acquisitions.

An element of our growth strategy is to selectively pursue on an opportunistic basis acquisitions of additional businesses. The success of this element of our growth strategy depends, in part, on selecting strategic acquisition candidates at attractive prices. We cannot assure you that we will be able to identify attractive acquisition candidates or complete the acquisition of any identified candidates at favorable prices and upon advantageous terms and conditions, including financing alternatives. We expect to face competition for acquisition candidates, which may limit the number of acquisition opportunities and lead to higher acquisition costs. We may not have the financial resources necessary to consummate any acquisitions or the ability to obtain the necessary funds on satisfactory terms. Any future acquisitions may result in significant transaction expenses and risks associated with entering new markets. We may also be subject to claims by third parties related to the operations of these businesses prior to our acquisition and by sellers under the terms of our acquisition agreements.

We may not have sufficient management, financial and other resources to integrate and consolidate any future acquisitions. Any significant diversion of management's attention or any major difficulties encountered in the integration of the businesses we acquire could have a material adverse effect on our business, financial condition or results of operations, which could decrease our profitability and make it more difficult for us to grow our business. Furthermore, general economic conditions or unfavorable global capital and credit markets could affect the timing and extent to which we successfully acquire new businesses, which could limit our revenues and profitability.

We may not be able to facilitate our growth strategy by identifying and opening attractive start-up locations, which could limit our revenues and profitability.

An element of our growth strategy is to selectively identify and implement start-up locations in order to add new customers. The success of this element of our growth strategy depends, in part, on identifying strategic start-up locations.

We also cannot assure you that we will be able to identify attractive start-up locations. Opening start-up locations may involve significant costs and limit our ability to expand our operations. Start-up locations may involve risks associated with entering new markets and we may face significant competition.

We may not have sufficient management, financial and other resources to successfully operate new locations. Any significant diversion of management's attention or any major difficulties encountered in the locations that we open in the future could have a material adverse effect on our business, financial condition or results of operations, which could decrease our profitability and make it more difficult for us to grow our business. Furthermore, general economic conditions or unfavorable global capital and credit markets could affect the timing and extent to which we open new start-up locations, which could limit our revenues and profitability.

We are dependent on key personnel. A loss of key personnel could have a material adverse effect on our business, which could result in a decline in our revenues and profitability.

Our senior and regional managers have an average of approximately 21 years of industry experience. Our branch managers have extensive knowledge and industry experience as well. Our success is dependent, in part, on the experience and skills of our management team. Competition for top management talent within our industry is generally significant. If we are unable to fill and keep filled all of our senior management positions, or if we lose the services of any key member of our senior management team and are unable to find a suitable replacement in a timely manner, we may be challenged to effectively manage our business and execute our strategy.

Disruptions in our information technology systems, including our customer relationship management system, could adversely affect our operating results by limiting our capacity to effectively monitor and control our operations.

Our information technology systems facilitate our ability to monitor and control our operations and adjust to changing market conditions. Any disruption in any of these systems, including our customer management system, or the failure of any of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively monitor and control our operations and adjust to changing market conditions.

If the Company fails to maintain an effective system of internal controls, the Company may not be able to accurately report financial results or prevent fraud.

Effective internal controls are necessary to provide reliable financial reports and to assist in the effective prevention of fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. We must annually evaluate our internal procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires management and auditors to assess the effectiveness of our internal controls. If we fail to remedy or maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we could be subject to regulatory scrutiny, civil or criminal penalties or shareholder litigation.

In addition, failure to maintain effective internal controls could result in financial statements that do not accurately reflect our financial condition or results of operations. There can be no assurance that we will be able to maintain a system of internal controls that fully complies with the requirements of the Sarbanes-Oxley Act of 2002 or that our management and independent registered public accounting firm will continue to conclude that our internal controls are effective.

We are exposed to various risks related to legal proceedings or claims that could adversely affect our operating results. The nature of our business exposes us to various liability claims, which may exceed the level of our insurance coverage and thereby not fully protect us.

We are a party to lawsuits in the normal course of our business. Litigation in general can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Responding to lawsuits brought against us, or legal actions that we may initiate, can often be expensive and time-consuming. Unfavorable outcomes from these claims and/or lawsuits could adversely affect our business, results of operations, or financial condition, and we could incur substantial monetary liability and/or be required to change our business practices.

Our business exposes us to claims for personal injury, death or property damage resulting from the use of the equipment we rent or sell and from injuries caused in motor vehicle accidents in which our delivery and service personnel are involved and other employee related matters. Additionally, we could be subject to potential litigation associated with compliance with various laws and governmental regulations at the federal, state or local levels, such as those relating to the protection of persons with disabilities, employment, health, safety, security and other regulations under which we operate.

We carry comprehensive insurance, subject to deductibles, at levels we believe are sufficient to cover existing and future claims made during the respective policy periods. However, we may be exposed to multiple claims that do not exceed our deductibles, and, as a result, we could incur significant out-of-pocket costs that could adversely affect our financial condition and results of operations. In addition, the cost of such insurance policies may increase significantly upon renewal of those policies as a result of general rate increases for the type of insurance we carry as well as our historical experience and experience in our industry. Although we have not experienced any material losses that were not covered by insurance, our existing or future claims may exceed the coverage level of our insurance, and such insurance may not continue to be available on economically reasonable terms, or at all. If we are required to pay significantly higher premiums for insurance, are not able to maintain insurance coverage at affordable rates or if we must pay amounts in excess of claims covered by our insurance, we could experience higher costs that could adversely affect our financial condition and results of operations.

Our future operating results and financial position could be negatively affected by impairment charges to our goodwill, intangible assets or other long-lived assets.

When we acquire a business, we record goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. At December 31, 2012, we had goodwill of approximately $32.1 million. In accordance with Accounting Standards Codification 350, *Intangibles–Goodwill & Other*, we test goodwill for impairment on October 1 of each year, and on an interim date if factors or indicators become apparent that would require an interim test.

If economic conditions deteriorate and result in significant declines in the Company's stock price, or if there are significant downward revisions in the present value of our estimated future cash flows, additional impairments to one or more reporting units could occur in future periods, and such impairments could be material. A downward revision in the present value of estimated future cash flows could be caused by a number of factors, including, among others, adverse changes in the business climate, negative industry or economic trends, decline in performance in our industry sector, or a decline in market multiples for competitors. Our estimates regarding future cash flows are inherently uncertain and changes in our underlying assumptions and the impact of market conditions on those assumptions could materially affect the determination of fair value and/or goodwill impairment. Future events and changing market conditions may impact our assumptions as to revenues, costs or other factors that may result in changes in our estimates of future cash flows. We can provide no assurance that a material impairment charge will not occur in a future period. Such a charge could negatively affect our results of operations and financial position. We will continue to monitor the recoverability of the carrying value of our goodwill and other long-lived assets (see "Critical Accounting Policies and Estimates" in Part II, Item 7).

Labor disputes could disrupt our ability to serve our customers and/or lead to higher labor costs.

We currently have approximately 68 employees in Utah, a significant territory in our geographic footprint, who are covered by collective bargaining agreements and approximately 1,676 employees who are not represented by unions or covered by collective bargaining agreements. Various unions periodically seek to organize certain of our nonunion employees. Union organizing efforts or collective bargaining negotiations could potentially lead to work stoppages and/or slowdowns or strikes by certain of our employees, which could adversely affect our ability to serve our customers. Further, settlement of actual or threatened labor disputes or an increase in the number of our employees covered by collective bargaining agreements can have unknown effects on our labor costs, productivity and flexibility.

We have operations throughout the United States, which exposes us to multiple state and local regulations. Changes in applicable law, regulations or requirements, or our material failure to comply with any of them, can increase our costs and have other negative impacts on our business.

Our 65 branch locations in the United States are located in 22 different states, which exposes us to a host of different state and local regulations. These laws and requirements address multiple aspects of our operations, such as worker safety, consumer rights, privacy, employee benefits and more, and can often have different requirements in different jurisdictions. Changes in these requirements, or any material failure by our branches to comply with them, can increase our costs, affect our reputation, limit our business, drain management time and attention and generally otherwise impact our operations in adverse ways.

We could be adversely affected by environmental and safety requirements, which could force us to increase significant capital and other operational costs and may subject us to unanticipated liabilities.

Our operations, like those of other companies engaged in similar businesses, require the handling, use, storage and disposal of certain regulated materials. As a result, we are subject to the requirements of federal, state and local environmental and occupational health and safety laws and regulations. We may not be in complete compliance with all such requirements at all times. We are subject to potentially significant civil or criminal fines or penalties if we fail to comply with any of these requirements. We have made and will continue to make capital and other expenditures in order to comply with these laws and regulations. However, the requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations.

Environmental laws also impose obligations and liability for the cleanup of properties affected by hazardous substance spills or releases. These liabilities can be imposed on the parties generating or disposing of such substances or the operator of the affected property, often without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous substances. Accordingly, we may become liable, either contractually or by operation of law, for remediation costs even if a contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Given the nature of our operations (which involve the use of petroleum products, solvents and other hazardous substances for fueling and maintaining our equipment and vehicles), there can be no assurance that prior site assessments or investigations have identified all potential instances of soil or groundwater contamination. Future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to additional remediation liabilities which may be material.

Hurricanes, other adverse weather events, national or regional catastrophes or natural disasters could negatively affect our local economies or disrupt our operations, which could have an adverse effect on our business or results of operations.

Our market areas in the Gulf Coast and Mid-Atlantic regions of the United States are susceptible to hurricanes. Such weather events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. Future hurricanes could result in damage to certain of our facilities and the equipment located at such facilities, or equipment on rent with customers in those areas. In addition, climate change could lead to an increase in intensity or occurrence of hurricanes or other adverse weather events. Future occurrences of these events, as well as regional or national catastrophes or natural disasters, and their effects may adversely impact our business or results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of February 26, 2013, we had a network of 65 full-service facilities, serving approximately 31,300 customers across 22 states in the West Coast, Intermountain, Southwest, Gulf Coast, Southeast and Mid-Atlantic regions of the United States.

In our facilities, we rent, display and sell equipment, including tools and supplies, and provide maintenance and basic repair work. Of the 65 total facilities, we own 10 of our locations and lease 55 locations. Our leases typically provide for varying terms and renewal options. The following table provides data on our locations and the number of multiple branch locations in each city is indicated by parentheses:

City/State	Leased/Owned	City/State	Leased/Owned
Alabama (2)		**Montana (2)**	
Birmingham	Leased	Belgrade	Leased
Huntsville	Leased	Billings	Leased
Arizona (2)		**New Mexico (1)**	
Phoenix	Leased	Albuquerque	Leased
Tucson	Leased	**Nevada (2)**	
Arkansas (2)		Las Vegas	Leased
Little Rock	Owned	Reno	Leased
Springdale	Owned	**North Carolina (5)**	
California (6)		Arden	Leased
Bakersfield	Leased	Charlotte(2)	Leased(2)
Fontana	Leased	Raleigh	Leased
La Mirada	Leased	Winston-Salem	Leased
Sacramento	Leased	**Oklahoma (2)**	
San Diego	Leased	Oklahoma City	Leased
Santa Fe Springs	Owned	Tulsa	Leased
Colorado (2)		**South Carolina (2)**	
Colorado Springs	Leased	Columbia	Leased
Denver	Leased	Greenville	Leased
Florida (4)		**Tennessee (3)**	
Fort Myers	Leased	Chattanooga	Leased
Orlando	Leased	Memphis	Leased
Pompano Beach	Leased	Nashville	Leased
Tampa	Leased	**Texas (9)**	
Georgia (1)		Austin	Leased
Atlanta	Leased	Corpus Christi	Leased
Idaho (2)		Dallas(2)	Leased(1) Owned(1)
Boise	Leased	Houston(2)	Leased(2)
Coeur d'Alene	Leased	Mesquite	Leased
Louisiana (8)		Midland	Leased
Alexandria	Leased	San Antonio	Owned
Baton Rouge	Owned	**Utah (1)**	
Belle Chasse	Leased	Salt Lake City	Leased
Kenner	Owned	St. George	Leased
Lafayette	Leased	**Virginia (4)**	
Lake Charles	Leased	Ashland	Owned
Shreveport(2)	Leased(2)	Chesapeake	Leased
Maryland (2)		Roanoke	Owned
Baltimore(2)	Leased(1) Owned(1)	Warrenton	Leased
Mississippi (1)		**Washington(1)**	
Jackson	Leased	Seattle	Leased

Each facility location has a branch manager who is responsible for day-to-day operations. In addition, branch operating facilities are typically staffed with approximately 10 to 100 people, who may include technicians, salespeople, rental operations staff and parts specialists. While facility offices are typically open five days a week, we provide 24 hour, seven day per week service.

Our corporate headquarters employs approximately 230 people. Our new corporate headquarters facility is on 3.1 acres of company-owned land where we occupy a total of approximately 42,550 square feet.

Item 3. Legal Proceedings

From time to time, we are involved in various claims and legal actions arising in the ordinary course of our business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these various matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock, par value $0.01 per share, trades on the Nasdaq Global Market ("Nasdaq") under the symbol "HEES." The following table sets forth, for the quarterly periods indicated, the high and low closing sale prices per share for our common stock as reported by Nasdaq for the years ended December 31, 2012 and 2011.

	High	Low
Year ended December 31, 2011		
First quarter	$ 19.56	$ 11.54
Second quarter	20.13	12.51
Third quarter	14.61	7.50
Fourth quarter	14.32	7.17
Year ended December 31, 2012		
First quarter	$ 20.85	$ 13.80
Second quarter	19.92	13.85
Third quarter (a)	19.82	12.12
Fourth quarter	15.76	11.85

(a) Pursuant to NASDAQ Exchange rules, the "ex-dividend" date with respect to the $7.00 per share special, one-time cash dividend was set at September 20, 2012. Accordingly, prior to the commencement of trading on September 20, 2012, the Company's stock price was reduced $7.00 to reflect the payment of the special, one-time cash dividend. The closing price per share on September 19, 2012 and September 20, 2012 was $19.82 and $13.13, respectively.

Holders

On February 26, 2013, we had 138 stockholders of record of our common stock.

Dividends

The Company paid a special, one-time cash dividend on September 19, 2012. Actual dividends paid totaled approximately $244.4 million, representing $7.00 per share paid on 34,911,455 outstanding shares of common stock of the Company. Dividends on 232,431 outstanding shares of non-vested common stock totaling an estimated $1.5 million are to be paid upon vesting of those shares pursuant to their respective stock awards' terms and conditions. We do not anticipate paying any additional dividends on our common stock in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial conditions, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to declare and pay future dividends is restricted by covenants in our Credit Facility and the indenture governing our senior unsecured notes and may be further limited by instruments governing future outstanding indebtedness we or our subsidiaries may incur.

Securities Authorized for Issuance Under Equity Compensation Plans

For certain information concerning securities authorized for issuance under our equity compensation plan, see Item 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Performance Graph

The Performance Graph below compares the cumulative total stockholder return on H&E Equipment Services, Inc. common stock beginning on December 31, 2007 and for each subsequent quarter period end through and including December 31, 2012, with the cumulative return of the Russell 2000 Index and an industry peer group selected by us. The peer group we selected is comprised of the following companies: United Rentals, Inc. ("URI"), Hertz Global Holdings, Inc., Toromont Industries, Ltd., Finning International, Inc., and The Ashtead Group, PLC. Our peer group as presented in our Form 10-K for the year ended December 31, 2011 included RSC Holdings, Inc. ("RSC"), whose acquisition by URI was completed during 2012. RSC is therefore not included in the current year peer group.

The Performance Graph comparison assumes $100 was invested in our common stock and in each of the other indices on December 31, 2007. Dividend reinvestment has been assumed and returns have been weighted to reflect relative stock market capitalization. The stock performance shown on the graph below is not necessarily indicative of future price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among H&E Equipment Services, Inc., the Russell 2000 Index, and a Peer Group
$140
$120
$100
$80
$60
$40
$20
$0
12/07
3/08
6/08
9/08
12/08
3/09
6/09
9/09
12/09
3/10
6/10
9/10
12/10
3/11
6/11
9/11
12/11
3/12
6/12
9/12
12/12
H&E Equipment Services, Inc.
Russell 2000
Peer Group

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
H&E Equipment Services, Inc...	$ 100.00	$ 40.84	$ 55.61	$ 61.28	$ 71.08	$ 122.36
Russell 2000 Index................	100.00	66.21	84.20	106.82	102.36	119.09
Peer Group..........................	100.00	40.86	71.06	103.86	91.14	126.70

This stock performance information is "furnished" and shall not be deemed to be "soliciting material" or subject to Rule 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date of this Annual Report on Form 10-K and irrespective of any general incorporation by reference language in any such filing, except to the extent that we specifically incorporate this information by reference.

Issuer Purchases of Equity Securities

There were no stock repurchases or other purchases of equity securities by the Company during the fourth quarter ended December 31, 2012.

Item 6. Selected Financial Data

The following table sets forth our selected historical consolidated financial data as of the dates and for the periods indicated. The selected historical consolidated financial data as of and for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The selected historical consolidated financial data as of and for the years ended December 31, 2009 and 2008 have been derived from our audited consolidated financial information not included herein. Our historical results are not necessarily indicative of future performance or results of operations. You should read the consolidated historical financial data together with our consolidated financial statements and related notes included in Item 8 of this Annual Report on Form 10-K and with Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations.

	For the Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Amounts in thousands, except per share amounts)				
Statement of operations data[1]:					
Revenues:					
Equipment rentals	$ 288,641	$ 228,038	$ 177,970	$ 191,512	$ 295,398
New equipment sales	241,721	220,211	167,303	208,916	374,068
Used equipment sales	104,563	85,347	62,286	86,982	160,780
Parts sales	99,621	94,511	86,686	100,500	118,345
Services revenues	56,554	53,954	49,629	58,730	70,124
Other	46,215	38,490	30,280	33,092	50,254
Total revenues	837,315	720,551	574,154	679,732	1,068,969
Cost of revenues:					
Rental depreciation	102,966	86,781	78,583	87,902	104,311
Rental expense	50,052	46,599	40,194	42,086	49,481
New equipment sales	214,197	196,152	150,665	183,885	324,472
Used equipment sales	73,988	65,042	48,269	70,305	121,956
Parts sales	72,323	69,222	63,902	72,786	83,561
Services revenues	21,977	21,024	18,751	21,825	25,324
Other	44,510	43,028	37,851	35,445	49,824
Total cost of revenues	580,013	527,848	438,215	514,234	758,929
Gross profit (loss):					
Equipment rentals	135,623	94,658	59,193	61,524	141,606
New equipment sales	27,524	24,059	16,638	25,031	49,596
Used equipment sales	30,575	20,305	14,017	16,677	38,824
Parts sales	27,298	25,289	22,784	27,714	34,784
Services revenues	34,577	32,930	30,878	36,905	44,800
Other	1,705	(4,538)	(7,571)	(2,353)	430
Total gross profit	257,302	192,703	135,939	165,498	310,040
Selling, general and administrative expenses[2]	169,653	153,354	148,277	144,460	181,037
Impairment of goodwill and intangible assets[3]	—	—	—	8,972	22,721
Gain from sales of property and equipment, net	1,592	793	443	533	436
Income (loss) from operations	89,241	40,142	(11,895)	12,599	106,718
Other income (expense):					
Interest expense[4]	(35,541)	(28,727)	(29,076)	(31,339)	(38,255)
Loss on early extinguishment of debt[5]	(10,180)	—	—	—	—
Other, net	928	726	591	619	934
Total other expense, net	(44,793)	(28,001)	(28,485)	(30,720)	(37,321)
Income (loss) before income taxes	44,448	12,141	(40,380)	(18,121)	69,397
Income tax provision (benefit)	15,612	3,215	(14,920)	(6,178)	26,101
Net income (loss)	$ 28,836	$ 8,926	$ (25,460)	$ (11,943)	$ 43,296
Net income (loss) per common share:					
Basic	$ 0.83	$ 0.26	$ (0.73)	$ (0.35)	$ 1.22
Diluted	$ 0.82	$ 0.26	$ (0.73)	$ (0.35)	$ 1.22
Weighted average common shares outstanding:					
Basic	34,890	34,759	34,668	34,607	35,575
Diluted	34,978	34,887	34,668	34,607	35,583
Dividends declared per common share outstanding	$ 7.00	$ —	$ —	$ —	$ —

	For the Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Amounts in thousands)				
Other financial data:					
Depreciation and amortization[6]	$ 116,513	$ 99,398	$ 92,266	$ 99,293	$ 117,677
Statement of cash flows:					
Net cash provided by operating activities	41,023	60,385	17,938	72,901	120,467
Net cash provided by (used in) investing activities	(212,990)	(80,928)	(29,669)	37,900	(36,675)
Net cash provided by (used in) financing activities	156,646	15,609	(4,456)	(76,731)	(87,288)

	As of December 31,				
	2012	2011	2010	2009	2008
	(Amounts in thousands)				
Balance sheet data:					
Cash	$ 8,894	$ 24,215	$ 29,149	$ 45,336	$ 11,266
Rental equipment, net	583,349	450,877	426,637	437,407	554,457
Goodwill[3]	32,074	34,019	34,019	34,019	42,991
Deferred financing costs, net	5,049	5,640	7,027	5,545	6,964
Intangible assets, net[7]	—	66	429	988	1,579
Total assets	942,399	753,305	734,421	763,084	966,634
Total debt[8]	690,166	268,660	252,754	254,110	330,584
Stockholders' Equity	48,636	264,207	254,250	278,882	290,207

(1) See note 17 to the consolidated financial statements discussing segment information.

(2) Stock-based compensation expense included in selling, general and administrative expenses for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 totaled $1.9 million, $1.3 million, $1.0 million, $0.7 million and $1.5 million, respectively.

(3) We recorded in 2009 a non-cash goodwill impairment of approximately $9.0 million, or $5.5 million after tax, related to our Equipment Rentals Component 1 reporting unit. In 2008, we recorded non-cash goodwill impairments totaling approximately $15.9 million, or $9.9 million after tax, related to our New Equipment and Service Revenues reporting units. Also in 2008, we recorded a non-cash impairment charge of $6.8 million, or $4.2 million after tax, related to our customer relationship intangible asset.

(4) Interest expense for the periods presented is comprised of cash-pay interest (interest recorded on debt and other obligations requiring periodic cash payments) and non-cash pay interest (comprised of amortization of deferred financing costs and accretion of note discount).

(5) As more fully discussed in note 8 to the consolidated financial statements, in the third quarter of 2012 the Company recorded a one-time loss on the early extinguishment of debt of approximately $10.2 million, or approximately $6.6 million after-tax.

(6) Excludes amortization of deferred financing costs and accretion of loan discounts, which are both included in interest expense.

(7) We recorded a $6.8 million impairment, or $4.2 million after tax, in 2008 related to our customer relationships intangible asset.

(8) Total debt represents the aggregate amounts outstanding, as applicable for the periods presented, under the Credit Facility, senior unsecured notes, notes payable and capital leases. Total debt as presented as of December 31, 2012 includes $8.9 million of unaccreted note discount related to the Company's senior unsecured notes.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion summarizes the financial position of H&E Equipment Services, Inc. and its subsidiaries as of December 31, 2012, and its results of operations for the year ended December 31, 2012, and should be read in conjunction with the Selected Financial Data and our consolidated financial statements and the accompanying notes thereto included elsewhere in this Annual Report on Form 10-K. The following discussion contains, in addition to historical information, forward-looking statements that include risks and uncertainties (see discussion of "Forward-Looking Statements" included elsewhere in this Annual Report on Form 10-K). Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those factors set forth under Item 1A—Risk Factors of this Annual Report on Form 10-K.

Background

As one of the largest integrated equipment services companies in the United States focused on heavy construction and industrial equipment, we rent, sell and provide parts and service support for four core categories of specialized equipment: (1) hi-lift or aerial work platform equipment; (2) cranes; (3) earthmoving equipment; and (4) industrial lift trucks. By providing equipment rental, sales, on-site parts, repair and maintenance functions under one roof, we are a one-stop provider for our customers' varied equipment needs. This full service approach provides us with multiple points of customer contact, enables us to maintain a high quality rental fleet, as well as an effective distribution channel for fleet disposal and provides cross-selling opportunities among our new and used equipment sales, rental, parts sales and service operations.

As of February 26, 2013, we operated 65 full-service facilities throughout the Intermountain, Southwest, Gulf Coast, West Coast, Southeast and Mid-Atlantic regions of the United States. Our work force includes distinct, focused sales forces for our new and used equipment sales and rental operations, highly skilled service technicians, product specialists and regional managers. We focus our sales and rental activities on, and organize our personnel principally by, our four core equipment categories. We believe this allows us to provide specialized equipment knowledge, improve the effectiveness of our rental and sales force and strengthen our customer relationships. In addition, we have branch managers for each location who are responsible for managing their assets and financial results. We believe this fosters accountability in our business and strengthens our local and regional relationships.

Through our predecessor companies, we have been in the equipment services business for approximately 52 years. H&E Equipment Services L.L.C. ("H&E LLC") was formed in June 2002 through the business combination of Head & Engquist Equipment, LLC ("Head & Engquist"), a wholly-owned subsidiary of Gulf Wide Industries, L.L.C. ("Gulf Wide"), and ICM Equipment Company L.L.C. ("ICM"). Head & Engquist, founded in 1961, and ICM, founded in 1971, were two leading regional, integrated equipment service companies operating in contiguous geographic markets. In the June 2002 transaction, Head & Engquist and ICM were merged with and into Gulf Wide, which was renamed H&E LLC. Prior to the combination, Head & Engquist operated 25 facilities in the Gulf Coast region, and ICM operated 16 facilities in the Intermountain region of the United States.

In connection with our initial public offering in February 2006, we converted H&E LLC into H&E Equipment Services, Inc. Prior to our initial public offering, our business was conducted through H&E LLC. In order to have an operating Delaware corporation as the issuer for our initial public offering, H&E Equipment Services, Inc. was formed as a Delaware corporation and wholly-owned subsidiary of H&E Holdings L.L.C. ("Holdings"), and immediately prior to the closing of our initial public offering, on February 3, 2006, H&E LLC and H&E Holdings merged with and into us (H&E Equipment Services, Inc.), with us surviving the reincorporation merger as the operating company. Effective February 3, 2006, H&E LLC and Holdings no longer existed under operation of law pursuant to the reincorporation merger.

Business Segments

We have five reportable segments because we derive our revenues from five principal business activities: (1)

equipment rentals; (2) new equipment sales; (3) used equipment sales; (4) parts sales; and (5) repair and maintenance services. These segments are based upon how we allocate resources and assess performance. In addition, we also have non-segmented revenues and costs that relate to equipment support activities.

- *Equipment Rentals.* Our rental operation primarily rents our four core types of construction and industrial equipment. We have a well-maintained rental fleet and our own dedicated sales force, focused by equipment type. We actively manage the size, quality, age and composition of our rental fleet based on our analysis of key measures such as time utilization (which we analyze as equipment usage based on: (1) the number of rental equipment units available for rent, and (2) as a percentage of original equipment cost), rental rate trends and targets, rental equipment dollar utilization and maintenance and repair costs, which we closely monitor. We maintain fleet quality through regional quality control managers and our parts and services operations.

- *New Equipment Sales.* Our new equipment sales operation sells new equipment in all of our four core product categories. We have a retail sales force focused by equipment type that is separate from our rental sales force. Manufacturer purchase terms and pricing are managed by our product specialists.

- *Used Equipment Sales.* Our used equipment sales are generated primarily from sales of used equipment from our rental fleet, as well as from sales of inventoried equipment that we acquire through trade-ins from our equipment customers and through selective purchases of high quality used equipment. Used equipment is sold by our dedicated retail sales force. Our used equipment sales are an effective way for us to manage the size and composition of our rental fleet and provide a profitable distribution channel for disposal of rental equipment.

- *Parts Sales.* Our parts business sells new and used parts for the equipment we sell and also provides parts to our own rental fleet. To a lesser degree, we also sell parts for equipment produced by manufacturers whose products we neither rent nor sell. In order to provide timely parts and service support to our customers as well as our own rental fleet, we maintain an extensive parts inventory.

- *Services.* Our services operation provides maintenance and repair services for our customers' equipment and to our own rental fleet at our facilities as well as at our customers' locations. As the authorized distributor for numerous equipment manufacturers, we are able to provide service to that equipment that will be covered under the manufacturer's warranty.

Our non-segmented revenues and costs relate to equipment support activities that we provide, such as transportation, hauling, parts freight and damage waivers, and are not generally allocated to reportable segments.

You can read more about our business segments under Item 1—Business and in note 17 of the consolidated financial statements in this Annual Report on Form 10-K.

Revenue Sources

We generate all of our total revenues from our five business segments and our non-segmented equipment support activities. Equipment rentals and new equipment sales account for more than half of our total revenues. For the year ended December 31, 2012, approximately 34.5% of our total revenues were attributable to equipment rentals, 28.9% of our total revenues were attributable to new equipment sales, 12.5% were attributable to used equipment sales, 11.9% were attributable to parts sales, 6.7% were attributable to our service revenues and 5.5% were attributable to non-segmented other revenues.

The pie charts below illustrate a breakdown of our revenues and gross profit for the year ended December 31, 2012 by business segment (see note 17 to our consolidated financial statements for further information regarding our business segments):


Revenue by Segment
($ in millions)
Other $46.2
Service $56.6
Equipment Rentals $288.6
Parts $99.6
Used Equipment Sales $104.6
New Equipment Sales $241.7
5.5%
6.7%
11.9%
34.5%
28.9%
Gross Profit in Segments
($ in millions)
Service $34.6
Other $1.7
0.7%
13.4%
Parts $27.3
10.6%
52.7%
Equipment Rentals $135.6
Used Equipment Sales $30.6
10.7%
New Equipment Sales $27.5

The equipment that we sell, rent and service is principally used in the construction industry, as well as by companies for commercial and industrial uses such as plant maintenance and turnarounds. As a result, our total revenues are affected by several factors including, but not limited to, the demand for and availability of rental equipment, rental rates and other competitive factors, the demand for new and used equipment, the level of construction and industrial activities, spending levels by our customers, adverse weather conditions and general economic conditions. For a discussion of the impact of seasonality on our revenues, see "Seasonality" below.

Equipment Rentals. Our rental operation primarily rents our four core types of construction and industrial equipment. We have a well-maintained rental fleet and our own dedicated sales force, focused by equipment type. We actively manage the size, quality, age and composition of our rental fleet based on our analysis of key measures such as time utilization (which we analyze: (1) as equipment usage based on the number of rental equipment units available for rent and (2) as a percentage of original equipment cost), rental rate trends and targets, rental equipment dollar utilization and maintenance and repair costs, which we closely monitor. We maintain fleet quality through regional quality control managers and our parts and services operations. We recognize revenue from equipment rentals in the period earned on a straight-line basis, over the contract term, regardless of the timing of the billing to customers.

New Equipment Sales. We seek to optimize revenues from new equipment sales by selling equipment through a professional in-house retail sales force focused by product type. While sales of new equipment are impacted by the availability of equipment from the manufacturer, we believe our status as a leading distributor for some of our key suppliers improves our ability to obtain equipment. New equipment sales are an important component of our integrated model due to customer interaction and service contact and new equipment sales also lead to future parts and service revenues. We recognize revenue from the sale of new equipment at the time of delivery to, or pick-up by, the customer and when all obligations under the sales contract have been fulfilled and collectibility is reasonably assured.

Used Equipment Sales. We generate the majority of our used equipment sales revenues by selling equipment from our rental fleet. The remainder of our used equipment sales revenues comes from the sale of inventoried equipment that we acquire through trade-ins from our equipment customers and selective purchases of high-quality used equipment. Our policy is not to offer specified price trade-in arrangements on equipment for sale. Sales of our rental fleet equipment allow us to manage the size, quality, composition and age of our rental fleet, and provide us with a profitable distribution channel for the disposal of rental equipment. We recognize revenue for the sale of used equipment at the time of delivery to, or pick-up by, the customer and when all obligations under the sales contract have been fulfilled and collectibility is reasonably assured.

Parts Sales. We generate revenues from the sale of new and used parts for equipment that we rent or sell, as well as for other makes of equipment. Our product support sales representatives are instrumental in generating our parts revenues. They are product specialists and receive performance incentives for achieving certain sales levels. Most of our parts sales come from our extensive in-house parts inventory. Our parts sales provide us with a relatively stable revenue stream that is generally less sensitive to the economic cycles that tend to affect our rental and equipment sales operations. We recognize revenues from parts sales at the time of delivery to, or pick-up by, the customer and when all obligations under the sales contract have been fulfilled and collectibility is reasonably assured.

Services. We derive our services revenues from maintenance and repair services to customers for their owned equipment. In addition to repair and maintenance on an as-needed or scheduled basis, we also provide ongoing preventative maintenance services to industrial customers. Our after-market service provides a high-margin, relatively stable source of revenue through changing economic cycles. We recognize services revenues at the time services are rendered and collectibility is reasonably assured.

Non-Segmented Other Revenues. Our non-segmented other revenue consists of billings to customers for equipment support and activities including: transportation, hauling, parts freight, environmental fees and loss damage waiver charges. We recognize non-segmented other revenues at the time of billing and after the related services have been provided.

Principal Costs and Expenses

Our largest expenses are the costs to purchase the new equipment we sell, the costs associated with the used equipment we sell, rental expenses, rental depreciation and costs associated with parts sales and services, all of which are included in cost of revenues. For the year ended December 31, 2012, our total cost of revenues was approximately $580.0 million. Our operating expenses consist principally of selling, general and administrative expenses. For the year ended December 31, 2012, our selling, general and administrative expenses were $169.7 million. In addition, we have interest expense related to our debt instruments. Operating expenses and all other income and expense items below the gross profit line of our consolidated statements of income are not generally allocated to our reportable segments.

We are also subject to federal and state income taxes. Our Federal Tax Returns for the tax years 2005 through 2009 were recently examined by the Internal Revenue Service ("IRS") following the Company's filing of amended returns for those tax years pursuant to which the Company claimed a net operating loss carryback. In February 2013, the IRS concluded its examination of those tax returns and determined that no material adjustments were required. Future income tax examinations by state and federal agencies could result in additional income tax expense based on probable outcomes of such matters.

Cost of Revenues:

Rental Depreciation. Depreciation of rental equipment represents the depreciation costs attributable to rental equipment. Estimated useful lives vary based upon type of equipment. Generally, we depreciate cranes and aerial work platforms over a ten year estimated useful life, earthmoving over a five year estimated useful life with a 25% salvage value, and industrial lift trucks over a seven year estimated useful life. Attachments and other smaller type equipment are depreciated over a three year estimated useful life. We periodically evaluate the appropriateness of remaining depreciable lives assigned to rental equipment.

Rental Expense. Rental expense represents the costs associated with rental equipment, including, among other things, the cost of servicing and maintaining our rental equipment, property taxes on our fleet and other miscellaneous costs of rental equipment.

New Equipment Sales. Cost of new equipment sold primarily consists of the equipment cost of the new equipment that is sold, net of any amount of credit given to the customer towards the equipment for trade-ins.

Used Equipment Sales. Cost of used equipment sold consists of the net book value of rental equipment for used equipment sold from our rental fleet, the equipment costs for used equipment we purchase for sale or the trade-in value of used equipment that we obtain from customers in equipment sales transactions.

Parts Sales. Cost of parts sales represents costs attributable to the sale of parts directly to customers.

Services Support. Cost of services revenues represents costs attributable to service provided for the maintenance and repair of customer-owned equipment and equipment then on-rent by customers.

Non-Segmented Other. These expenses include costs associated with providing transportation, hauling, parts freight, and damage waiver including, among other items, drivers' wages, fuel costs, shipping costs, and our costs related to damage waiver policies.

Selling, General and Administrative Expenses:

Our selling, general and administrative ("SG&A") expenses include sales and marketing expenses, payroll and related benefit costs, insurance expenses, legal and professional fees, rent and other occupancy costs, property and other taxes, administrative overhead, depreciation associated with property and equipment (other than rental equipment) and amortization expense associated with intangible assets. These expenses are not generally allocated to our reportable segments.

Interest Expense:

Interest expense for the periods presented represents the interest on our outstanding debt instruments, including aggregate amounts outstanding under our revolving senior secured credit facility (the "Credit Facility"), senior unsecured notes due 2022 and our capital lease obligations, as well as our extinguished senior unsecured notes due 2016 (the "Old Notes") for the periods during which such Old Notes were outstanding. Interest expense also includes interest on our outstanding manufacturer flooring plans payable which are used to finance inventory and rental equipment purchases. Non-cash interest expense related to the amortization cost of deferred financing costs is also included in interest expense.

Principal Cash Flows

We generate cash primarily from our operating activities and, historically, we have used cash flows from operating activities, manufacturer floor plan financings and available borrowings under the Credit Facility as the primary sources of funds to purchase inventory and to fund working capital and capital expenditures (see also "Liquidity and Capital Resources" below). Our management of our working capital is closely tied to operating cash flows, as working capital can be significantly impacted by, among other things, our accounts receivable activities, the level of new and used equipment inventories, which may increase or decrease in response to current and expected demand, and the size and timing of our trade accounts payable payment cycles.

Rental Fleet

A substantial portion of our overall value is in our rental fleet equipment. The net book value of our rental equipment at December 31, 2012 was $583.3 million, or approximately 61.3% of our total assets. Our rental fleet as of December 31, 2012 consisted of 21,090 units having an original acquisition cost (which we define as the cost originally paid to manufacturers or the original amount financed under operating leases) of approximately $883.0 million. As of December 31, 2012, our rental fleet composition was as follows (dollars in millions):

	Units	% of Total Units	Original Acquisition Cost	% of Original Acquisition Cost	Average Age in Months
Hi-Lift or Aerial Work Platforms	14,162	67.2%	$ 535.9	60.7%	46.4
Cranes	382	1.8%	108.2	12.3%	40.6
Earthmoving	1,971	9.3%	170.3	19.3%	19.3
Industrial Lift Trucks	714	3.4%	26.8	3.0%	23.1
Other	3,861	18.3%	41.8	4.7%	19.4
Total	21,090	100.0%	$ 883.0	100.0%	38.0

Determining the optimal age and mix for our rental fleet equipment is subjective and requires considerable estimates and judgments by management. We constantly evaluate the mix, age and quality of the equipment in our rental fleet in response to current economic and market conditions, competition and customer demand. The mix and age of our rental fleet, as well as our cash flows, are impacted by sales of equipment from the rental fleet, which are influenced by used equipment pricing at the retail and secondary auction market levels, and the capital expenditures to acquire new rental fleet equipment. In making equipment acquisition decisions, we evaluate current economic and market conditions, competition, manufacturers' availability, pricing and return on investment over the estimated useful life of the specific equipment, among other things. As a result of our in-house service capabilities and extensive maintenance program, we believe our rental fleet is well-maintained.

The original acquisition cost of our gross rental fleet increased by approximately $146.4 million, or 19.9%, for the year ended December 31, 2012, due to rental equipment purchases in response to improved equipment time utilization from the increase in demand. The average age of our rental fleet equipment decreased by approximately 5.3 months for the year ended December 31, 2012.

Our average rental rates for the year ended December 31, 2012 were 10.5% higher than the year ended December 31, 2011 (see further discussion on rental rates in "Results of Operations" below).

The rental equipment mix among our four core product lines for the year ended December 31, 2012 was largely consistent with that of the prior year comparable period as a percentage of total units available for rent and as a percentage of original acquisition cost.

Principal External Factors that Affect our Businesses

We are subject to a number of external factors that may adversely affect our businesses. These factors, and other factors, are discussed below and under the heading "Forward-Looking Statements," and in Item 1A—Risk Factors in this Annual Report on Form 10-K.

- *Economic downturns.* The demand for our products is dependent on the general economy, the stability of the global credit markets, the industries in which our customers operate or serve, and other factors. Downturns in the general economy or in the construction and manufacturing industries, as well as adverse credit market conditions, can cause demand for our products to materially decrease.

- *Spending levels by customers.* Rentals and sales of equipment to the construction industry and to industrial companies constitute a significant portion of our total revenues. As a result, we depend upon customers in these businesses and their ability and willingness to make capital expenditures to rent or buy specialized equipment. Accordingly, our business is impacted by fluctuations in customers' spending levels on capital expenditures and by the availability of credit to those customers.

- *Adverse weather.* Adverse weather in a geographic region in which we operate may depress demand for equipment in that region. Our equipment is primarily used outdoors and, as a result, prolonged adverse weather conditions may prohibit our customers from continuing their work projects. Adverse weather also has a seasonal impact in parts of our Intermountain region, particulary in the winter months.

We believe that our integrated business tempers the effects of downturns in a particular segment. For a discussion of seasonality, see "Seasonality" on page 50 of this Annual Report on Form 10-K.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The application of many accounting principles requires us to make assumptions, estimates and/or judgments that affect the reported amounts of assets, liabilities, revenues and expenses in our consolidated financial statements. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates and/or judgments, however, are often subjective and they and our actual results may change based on changing circumstances or changes in our analyses. If actual amounts are ultimately different from our estimates, the revisions are included in our results of operations for the period in which the actual amounts first become known. We believe the following critical accounting policies could potentially produce materially different results if we were to change underlying assumptions, estimates and/or judgments. See also note 2 to our consolidated financial statements for a summary of our significant accounting policies.

Revenue Recognition. Our revenue recognition policies vary by reporting segment. Our policy is to recognize revenue from equipment rentals in the period earned on a straight-line basis, over the contract term, regardless of the timing of the billing to customers. A rental contract term can be daily, weekly or monthly. Because the term of the contracts can extend across financial reporting periods, we record unbilled rental revenue and deferred rental revenue at the end of reporting periods so rental revenue earned is appropriately stated in the periods presented. We recognize revenue from new equipment sales, used equipment sales and parts sales at the time of delivery to, or pick-up by, the customer and when all obligations under the sales contract have been fulfilled and collectibility is reasonably assured. We recognize services revenues at the time services are rendered. We recognize other revenues for support services at the time we generate an invoice including the charge for such completed services. See also "Revenue Sources" above.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts that reflects our estimate of the amount of our receivables that we will be unable to collect. We develop our estimate of this allowance based on our historical experience with specific customers, our understanding of our current economic circumstances and our own judgment as to the likelihood of ultimate payment. Our largest exposure to doubtful accounts is in our rental operations. We perform credit evaluations of customers and establish credit limits based on reviews of our customers' current credit information and payment histories. We believe our credit risk is somewhat mitigated by our geographically diverse customer base and our credit evaluation procedures. During the year, we write off customer account balances when we have exhausted reasonable collection efforts and determined that the likelihood of collection is remote. Such write-offs are charged against our allowance for doubtful accounts. Bad debt expense as a percentage of total revenues for the years ended December 31, 2012, 2011 and 2010 were 0.4%, 0.4% and 0.6%, respectively. The actual rate of future credit losses, however, may not be similar to past experience. Our estimate of doubtful accounts could change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, we may be required to increase or decrease our allowance for doubtful accounts.

Useful Lives of Rental Equipment and Property and Equipment. We depreciate rental equipment and property and equipment over their estimated useful lives (generally three to ten years), after giving effect to an estimated salvage value ranging from 0% to 25% of cost. The useful life of rental equipment is determined based on our estimate of the period the asset will generate revenues, and the salvage value is determined based on our estimate of the minimum value we could realize from the asset after such period. We periodically review the assumptions utilized in computing rates of depreciation. We may be required to change these estimates based on changes in our industry or other changing circumstances. If these estimates change in the future, we may be required to recognize increased or decreased depreciation expense for these assets.

The amount of depreciation expense we record is highly dependent upon the estimated useful lives and the salvage values assigned to each category of rental equipment. Generally, we assign estimated useful lives to our rental fleet ranging from a three-year life, five-year life with a 25% salvage value, seven-year life and a ten-year life. Depreciation expense on our rental fleet for the year ended December 31, 2012 was $103.0 million. For the year ended December 31, 2012, the estimated impact of a change in estimated useful lives for each category of equipment by two years was as follows:

	Hi-Lift or Aerial Work Platforms	Cranes	Earth-moving	Industrial Lift Trucks	Other	Total
			($ in millions)			
Impact of 2-year change in useful life on results of operations for the year ended December 31, 2012						
Depreciation expense for the year ended December 31, 2012	$ 52.8	$ 11.7	$27.2	$3.7	$7.6	$103.0
Increase of 2 years in useful life	40.7	8.6	17.0	2.7	7.0	76.0
Decrease of 2 years in useful life	61.1	12.9	39.7	4.8	7.6	126.1

For purposes of the sensitivity analysis above, we elected not to decrease the useful lives of other equipment, which are primarily three-year estimated useful life assets; rather, we have held the depreciation expense constant at the actual amount of depreciation expense. We believe that decreasing the life of the other equipment by two years is an unreasonable estimate and would potentially lead to the decision to expense, rather than capitalize, a significant portion of the subject asset class. In general terms, a one-year increase in the estimated life across all classes of our rental equipment will give rise to an approximate decrease in our annual depreciation expense of approximately $11.6 million. Additionally, a one-year decrease in the estimated life across all classes of our rental equipment (with the exception of other equipment as discussed above) will give rise to an approximate increase in our annual depreciation expense of approximately $13.5 million.

Another significant assumption used in our calculation of depreciation expense is the estimated salvage value assigned to our earthmoving equipment. Based on our recent experience, we have used a 25% factor of the equipment's original cost to estimate its salvage value. This factor is highly subjective and subject to change upon future actual results at the time we dispose of the equipment. A change of 5%, either increase or decrease, in the estimated salvage value would result in a change in our annual depreciation expense of approximately $1.6 million.

Purchase Price Allocation. We have made significant acquisitions in the past and we may make additional acquisitions in the future that meet our selection criteria that solidify our presence in the contiguous regions where we operate with an objective of increasing our revenues, improving our profitability, entering additional attractive markets and strengthening our competitive position. Pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350 ("ASC 350"), *Intangibles-Goodwill and Other*, we record as goodwill the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Such fair market value assessments require judgments and estimates that can be affected by various factors over time, which may cause final amounts to differ materially from original estimates. For acquisitions completed through December 31, 2012, adjustments to fair value assessments have been recorded to goodwill over the purchase price allocation period (typically not exceeding 12 months).

With the exception of goodwill, long-lived fixed assets generally represent the largest component of our acquisitions. Typically, the long-lived fixed assets that we acquire are primarily comprised of rental fleet equipment. Historically, virtually all of the rental equipment that we have acquired through purchase business combinations has been classified as "To be Used," rather than as "To be Sold." Equipment that we acquire and classify as "To be Used" is recorded at fair value, as determined by replacement cost of such equipment. Any significant inventories of new and used equipment acquired in the transaction are valued at fair value, less cost to sell.

In addition to long-lived fixed assets, we also acquire other assets and assume liabilities. These other assets and liabilities typically include, but are not limited to, parts inventory, accounts receivable, accounts payable and other working capital items. Because of their short-term nature, the fair values of these assets and liabilities generally approximate the carrying values reflected on the acquired entities balance sheets. However, when appropriate, we adjust these carrying values for factors such as collectibility and existence. The intangible assets that we have acquired generally consist primarily of the goodwill recognized. Depending upon the applicable purchase agreement and the particular facts and circumstances of the business acquired, we may identify other intangible assets, such as trade names or trademarks, non-compete agreements and customer-related intangibles (specifically, customer relationships). A trademark has a fair value equal to the present value of the royalty income attributable to it. The royalty income attributable to a trademark represents the hypothetical cost savings that are derived from owning the trademark instead of paying royalties to license the trademark from another owner. When specifically negotiated by the parties in the applicable purchase agreements, we base the value of non-compete agreements on the amounts assigned to them in the purchase agreements as these amounts represent the amounts negotiated in an arm's length transaction. When not negotiated by the parties in the applicable purchase agreements, the fair value of non-compete agreements is estimated based on an income approach since their values are representative of the current and future revenue and profit erosion protection they provide. Customer relationships are generally valued based on an excess earnings or income approach with consideration to projected cash flows. We use an independent third party valuation firm to assist us with estimating the fair values of our acquired intangible assets.

Goodwill. We have made acquisitions in the past that included the recognition of goodwill. Pursuant to ASC 350, goodwill is the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. We evaluate goodwill for impairment annually or more frequently if triggering events occur or other impairment indicators arise which might impair recoverability.

Impairment of goodwill is evaluated at the reporting unit level. A reporting unit is defined as an operating segment (i.e., before aggregation or combination), or one level below an operating segment (i.e., a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Pursuant to ASC 350 and ASC 280, *Segment Reporting*, and other relevant guidance, we have identified two components within our Rental operating segment (Equipment Rentals Component 1 and Equipment Rentals Component 2) and have determined that each of our other four operating segments (New Equipment, Used Equipment, Parts, and Service segments) represents a reporting unit, resulting in six total reporting units.

As of December 31, 2012, our goodwill was comprised of the following carrying values of three reporting units (amounts in thousands):

Reporting Unit	Carrying Value at December 31, 2012
Equipment Rentals Component 2	$ 19,226
Used Equipment Sales	6,311
Parts Sales	6,537
Total Goodwill	$ 32,074

In September 2011, the FASB issued ASU 2011-08, *Intangibles-Goodwill and Other (Topic 350)-Testing Goodwill for Impairment* ("ASU 2011-08"), to allow entities to first use a qualitative approach to test goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not (a likelihood of greater than 50%) that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, the currently prescribed two-step goodwill test must be performed. Otherwise, the two-step goodwill impairment test is not required. Considerable judgment is required by management in using the qualitative approach under ASU 2011-08 to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. As noted in note 2 to the consolidated financial statements, we adopted ASU 2011-08 in conjunction with our annual impairment test as of October 1, 2011. During fiscal years 2011 and 2012, we performed, as of October 1 of each year, a qualitative assessment and determined that it is more likely than not that the fair value of each of our reporting units is not less than its carrying value and, therefore, did not perform the prescribed two-step goodwill impairment test. We considered various factors in performing the qualitative test, including macroeconomic conditions, industry and market considerations, the overall financial performance of our reporting units, the Company's stock price and the excess amount or "cushion" between our reporting unit's fair value and carrying value as indicated on our most recent quantitative assessment.

Based upon improving macroeconomic conditions and positive trends within our industry and market, combined with recent positive operating results in comparison to prior periods and our internal forecasts, and with consideration of the cushion between the reporting unit's fair value and carrying value from our most recent quantitative analysis, we determined that it is more likely than not that the fair value of our reporting units exceeds their respective carrying values at the October 1, 2011 and 2012 valuation dates and there was no goodwill impairment at October 1, 2011 or 2012.

If the two-step goodwill test must be performed, we determine whether the fair value of our goodwill reporting units is greater than their carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired. However, if the fair value of a reporting unit is less than its carrying value, then the second step of the impairment test is performed to determine the implied fair value of goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we record an impairment loss for the excess amount.

For purposes of performing the first step of the impairment test described above, we estimate the fair value of our reporting units using a discounted cash flow analysis and/or by applying various market multiples. The principal factors used in the discounted cash flow analysis are our internal projected results of operations, weighted average cost of capital ("WACC") and terminal value assumptions.

Our internal projected results of operations serve as key inputs for developing our cash flow projections for a planning period of twelve years. Beyond this period, we also determine an assumed long-term growth rate representing the expected rate at which a reporting unit's earnings stream is expected to grow. These rates are used to calculate the terminal value of our reporting units and are added to the cash flows projected during the twelve year planning period. The WACC is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise and represents the expected cost of new capital likely to be used by market participants. The WACC is used to discount our combined future cash flows.

The inputs and variables used in determining the fair value of a reporting unit require management to make certain assumptions regarding the impact of operating and macroeconomic changes, as well as estimates of future cash flows. Our estimates regarding future cash flows are based on historical experience and projections of future operating performance, including revenues, margins and operating expenses. These estimates involve risk and are inherently uncertain. Changes in our estimates and assumptions could materially affect the determination of fair value and/or the amount of goodwill impairment to be recognized. However, we believe that our estimates and assumptions are reasonable and represent our most likely future operating results based upon current information available. Future deterioration in the macroeconomic environment, adverse changes within our industry, further deterioration in our common stock price, downward revisions to our projected cash flows based on new information, or other factors, some of which are beyond our ability to control, could result in a future impairment charge that could materially impact our future results of operations and financial position in the reporting period identified.

Long-lived Assets and Intangible Assets. Our long-lived assets principally consist of rental equipment and property and equipment. Our intangible assets consisted principally of the intangible assets acquired in the September 1, 2007 Burress Acquisition and were fully amortized as of December 31, 2012. We review our long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized to reduce the carrying value of the asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of long-lived and intangible assets involves significant estimates and judgment on the part of management. Our estimates and assumptions may prove to be inaccurate due to factors such as changes in economic conditions, changes in our business prospects or other changing circumstances.

We evaluate the remaining useful life of our intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining estimated amortization period.

Inventories. We state our new and used equipment inventories at the lower of cost or market by specific identification. Parts and supplies are stated at the lower of the weighted average cost or market. We maintain allowances for damaged, slow-moving and unmarketable inventory to reflect the difference between the cost of the inventory and the estimated market value. Changes in product demand may affect the value of inventory on hand and may require higher inventory allowances. Uncertainties with respect to inventory valuation are inherent in the preparation of financial statements.

Reserves for Claims. We are exposed to various claims relating to our business, including those for which we provide self-insurance. Claims for which we self-insure up to specified retention limits include: (1) workers compensation claims; (2) general liability claims by third parties for injury or property damage caused by our equipment or personnel; (3) automobile liability claims; and (4) employee health insurance claims. These types of claims may take a substantial amount of time to resolve and, accordingly, the ultimate liability associated with a particular claim, including claims incurred but not reported as of a period-end reporting date, may not be known for an extended period of time. Our methodology for developing self-insurance reserves is based on management estimates and independent third party actuarial estimates. Our estimation process considers, among other matters, the cost of known claims over time, cost inflation and incurred but not reported claims. These estimates may change based on, among other things, changes in our claim history or receipt of additional information relevant to assessing the claims. Further, these estimates may prove to be inaccurate due to factors such as adverse judicial determinations or other claim settlements at higher than estimated amounts. Accordingly, we may be required to increase or decrease our reserve levels.

Income Taxes. The Company files a consolidated federal income tax return with its wholly-owned subsidiaries. The Company is a C-Corporation under the provisions of the Internal Revenue Code. We utilize the asset and liability approach to measuring deferred tax assets and liabilities based on temporary differences existing at each balance sheet date using currently enacted tax rates in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 takes into account the differences between financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rate is recognized as income or expense in the period that includes the enactment date of that tax rate.

In accordance with ASC 740, the Company recognizes the effect of an income tax position only if it is more likely than not (a likelihood of greater than 50%) that such position will be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes both interest and penalties related to uncertain tax positions as part of the income tax provision.

Our deferred tax calculation requires management to make certain estimates about future operations. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Our U.S. federal tax returns for 2005 and subsequent years remain subject to examination by tax authorities. We are also subject to examination in various state jurisdictions for 2007 and subsequent years. Our Federal Tax Returns for the tax years 2005 through 2009 were recently examined by the IRS. No material adjustment resulted from the IRS examination.

Results of Operations

The tables included in the period-to-period comparisons below provide summaries of our revenues and gross profits for our business segments and non-segmented revenues for the years ended December 31, 2012, 2011 and 2010. The period-to-period comparisons of our financial results are not necessarily indicative of future results.

During the years ended December 31, 2010 and 2009, our revenues and gross profits/margins were negatively impacted by lower customer demand resulting from several factors, including: (i) the decline in construction and industrial activities; (ii) the macroeconomic downturn; and (iii) unfavorable credit markets affecting end-user access to capital. Although our total gross profit margins trended downward from the year ended December 31, 2006 through December 31, 2010, the rate of total gross profit margin decline was the most significant during the year ended December 31, 2009 and in the first quarter of 2010, as a result of the above factors. However, during the second, third and fourth quarters of 2010 and the 2011 and 2012 fiscal years, our operating segments generally realized either higher gross profit margins or improvements in the rate of gross profit margin decline on a year-over-year comparative quarterly basis. We cannot forecast with certainty whether these recent gross profit margin improvements are indicative of a favorable trend in our business, nor can we forecast whether, or to what extent, we may experience any ongoing or future declines, and, if we do, whether our responses will be meaningful in mitigating or reversing such gross profit margin declines.

Deterioration in the non-residential construction industry and the industrial sectors we serve could result in declining revenues and gross profits/margins and may have a material adverse effect on our financial position, results of operations and cash flows in the future. During the economic downturn in 2009 and 2010, we proactively responded to these unfavorable business factors through various operational and strategic measures, including closing underperforming branches and redeploying rental fleet assets to existing branches with higher demand or to branches in new markets where demand was higher; minimizing rental fleet capital expenditures; reducing headcount; implementing cost reduction measures throughout the Company; and using some of the excess cash flow resulting from our planned reduction in capital expenditures to repay outstanding debt. We believe that these measures strengthened our balance sheet by improving our cash position. We will continue to evaluate and respond to business conditions as appropriate. We believe that our efforts have positioned us to take advantage of future opportunities.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Revenues.

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	Total Dollar Increase	Total Percentage Increase
	(in thousands, except percentages)			
Segment Revenues:				
Equipment rentals	$ 288,641	$ 228,038	$ 60,603	26.6%
New equipment sales	241,721	220,211	21,510	9.8%
Used equipment sales	104,563	85,347	19,216	22.5%
Parts sales	99,621	94,511	5,110	5.4%
Services revenues	56,554	53,954	2,600	4.8%
Non-Segmented revenues	46,215	38,490	7,725	20.1%
Total revenues	$ 837,315	$ 720,551	$116,764	16.2%

Total Revenues. Our total revenues were $837.3 million for the year ended December 31, 2012 compared to $720.6 million for the year ended December 31, 2011, an increase of $116.8 million, or 16.2%. Revenues increased in all of our reportable segments and non-segmented revenues and are further discussed below.

Equipment Rental Revenues. Our revenues from equipment rentals for the year ended December 31, 2012 increased approximately $60.6 million, or 26.6%, to $288.6 million from $228.0 million in 2011. Rental revenues from aerial work platforms increased approximately $36.0 million, while rental revenues from cranes increased $5.6 million. Other equipment rentals increased $12.4 million, earthmoving equipment rentals increased $3.5 million and lift truck rental revenues increased $3.1 million. Our average rental rates for the year ended

December 31, 2012 increased 10.5% compared to the year ended December 31, 2011.

Rental equipment dollar utilization (annual rental revenues divided by the average original rental fleet equipment costs) for the year ended December 31, 2012 improved to 35.3% compared to 31.7% in 2011, an increase of 3.6%. The increase in comparative rental equipment dollar utilization was primarily driven by a 10.5% increase in average rental rates in the comparative period combined with a 1.3% increase in rental equipment time utilization (equipment usage based on the number of rental equipment units available for rent). Rental equipment time utilization based on the number of rental equipment units available for rent was 67.5% for the year ended December 31, 2012 compared to 66.2% in 2011. Rental equipment time utilization as a percentage of original equipment cost was 72.0% for the year ended December 31, 2012 compared to 69.7% in 2011, an increase of 2.3%.

New Equipment Sales Revenues. Our new equipment sales for the year ended December 31, 2012 increased $21.5 million, or 9.8%, to $241.7 million from $220.2 million in 2011. Sales of new cranes increased $26.2 million and sales of new lift trucks increased $1.3 million, while sales of new aerial work platform equipment increased $0.4 million. These new equipment sales increases were partially offset by a decrease in sales of new earthmoving equipment of $5.6 million and a $0.8 million decrease in sales of new other equipment.

Used Equipment Sales Revenues. Our used equipment sales increased approximately $19.2 million, or 22.5%, to approximately $104.6 million for the year ended December 31, 2012, from $85.3 million in 2011. Sales of used aerial work platform equipment increased $10.3 million and sales of used cranes increased $3.0 million. Sales of used earthmoving equipment increased $2.5 million, while sales of used other equipment and used lift trucks increased $2.3 million and $1.2 million, respectively.

Parts Sales Revenues. Our parts sales increased $5.1 million, or 5.4%, to $99.6 million for the year ended December 31, 2012 from $94.5 million in 2011. The increase in parts revenues was due to higher demand for parts compared to last year.

Services Revenues. Our services revenues for the year ended December 31, 2012 increased $2.6 million, or 4.8%, to $56.6 million from $54.0 million in 2011. The increase in service revenues was largely due to an increase in demand for services in conjunction with the improvements in our rental and sales businesses.

Non-Segmented Other Revenues. Our non-segmented other revenues consisted primarily of equipment support activities including transportation, hauling, parts freight and damage waiver charges. For the year ended December 31, 2012, our other revenues were approximately $46.2 million, an increase of $7.7 million, or 20.1%, from $38.5 million in 2011. The increase was primarily due to an increase in the volume of these services in conjunction with the related improvements of our primary business activities.

Gross Profit.

	For the Year Ended December 31,		Total Dollar Change	Total Percentage Change
	2012	2011	Increase	Increase
	(in thousands, except percentages)			
Segment Gross Profit (Loss):				
Equipment rentals	$ 135,623	$ 94,658	$ 40,965	43.3%
New equipment sales	27,524	24,059	3,465	14.4%
Used equipment sales	30,575	20,305	10,270	50.6%
Parts sales	27,298	25,289	2,009	7.9%
Services revenues	34,577	32,930	1,647	5.0%
Non-Segmented revenues	1,705	(4,538)	6,243	137.6%
Total gross profit	$ 257,302	$ 192,703	$ 64,599	33.5%

Total Gross Profit. Our total gross profit was $257.3 million for the year ended December 31, 2012 compared to $192.7 million in 2011, an increase of $64.6 million, or 33.5%. Total gross profit margin for the year ended December 31, 2012 was 30.7%, an increase of 4.0% from the 26.7% gross profit margin for the same period in 2011. Gross profit (loss) and gross margin for all reportable segments are further described below:

Equipment Rentals Gross Profit. Our gross profit from equipment rentals for the year ended December 31, 2012 increased approximately $41.0 million, or 43.3%, to $135.6 million from approximately $94.7 million in 2011. The increase in equipment rentals gross profit was the result of a $60.6 million increase in rental revenues for the year ended December 31, 2012, which was partially offset by a $3.4 million increase in rental expenses and a $16.2 million increase in rental equipment depreciation expense. The increase in rental expenses and rental equipment depreciation expense was due to a larger fleet size in 2012 compared to 2011. As a percentage of equipment rental revenues, rental expenses were 17.3% for the year ended December 31, 2012 compared to 20.4% in 2011 and depreciation expense was 35.7% for the year ended December 31, 2012 compared to 38.1% for the same period in 2011.

Gross profit margin on equipment rentals for the year ended December 31, 2012 was approximately 47.0%, up 5.5% from 41.5% in 2011. This gross profit margin improvement was primarily due to the increase in comparative rental revenues resulting from improved utilization and higher average rental rates, combined with the decreases in depreciation expenses and rental expenses as a percentage of equipment rental revenues for the year ended December 31, 2012 compared to 2011.

New Equipment Sales Gross Profit. Our new equipment sales gross profit for the year ended December 31, 2012 increased approximately $3.5 million, or 14.4%, to approximately $27.5 million compared to $24.1 million in 2011 on a total new equipment sales increase of $21.5 million. Gross profit margin on new equipment sales for the year ended December 31, 2012 was 11.4%, an increase of 0.5% from 10.9% in 2011, reflecting improved crane margins in 2012 compared to 2011.

Used Equipment Sales Gross Profit. Our used equipment sales gross profit for the year ended December 31, 2012 increased $10.3 million, or 50.6%, to $30.6 million from $20.3 million in 2011 on a used equipment sales increase of $19.2 million. Gross profit margin on used equipment sales for the year ended December 31, 2012 was 29.2%, up 5.4% from 23.8% in 2011, primarily as a result of improved margins of used aerial work platform equipment, used cranes and used earthmoving equipment. Our used equipment sales from the rental fleet, which comprised approximately 86.6% and 74.2% of our used equipment sales for years ended December 31, 2012 and 2011, respectively, were approximately 148.5% of net book value for the year ended December 31, 2012 compared to 141.9% for the same period in 2011.

Parts Sales Gross Profit. For the year ended December 31, 2012, our parts sales revenue gross profit increased $2.0 million, or 7.9%, to $27.3 million from $25.3 million in 2011 on a $5.1 million increase in parts sales revenues. Gross profit margin on parts sales for the year ended December 31, 2012 was 27.4%, an increase of 0.6% from 26.8% in 2011, as a result of the mix of parts sold.

Services Revenues Gross Profit. For the year ended December 31, 2012, our services revenues gross profit increased approximately $1.6 million, or 5.0%, to approximately $34.6 million from $32.9 million in 2011. Gross profit margin on services for the year ended December 31, 2012 was 61.1%, up 0.1% compared to a 61.0% gross margin in 2011.

Non-Segmented Other Revenues Gross Profit (Loss). Our non-segmented other revenues realized a gross profit of $1.7 million for the year ended December 31, 2012 compared to a gross loss of $4.5 million in 2011. On a gross margin basis, gross margin for the year ended December 31, 2012 was 3.7% compared to a gross loss margin of 11.8%, primarily reflective of the $7.7 million improvement in non-segmented other revenues.

Selling, General and Administrative Expenses. SG&A expenses increased approximately $16.3 million, or 10.6%, to $169.7 million for the year ended December 31, 2012 compared to $153.4 million for the year ended December 31, 2011. The net increase in SG&A expenses was attributable to several factors. Employee salaries and wages and related employee expenses increased $12.2 million as a result of higher salaries, wages and payroll taxes stemming primarily from an increase from commission and incentive pay that resulted from higher rental and sales revenues. Stock-based compensation expense was $1.9 million for the year ended December 31, 2012 compared to $1.3 million for the same period last year. Legal and professional fees increased $1.3 million and depreciation expense increased $0.8 million. Supplies expense increased $0.6 million and net general corporate overhead costs increased approximately $1.4 million. As a percent of total revenues, SG&A expenses were 20.3% for the year ended December 31, 2012, a decrease of 1.0% from 21.3% in 2011, primarily as a result of the current year increase in total revenues.

Other Income (Expense). For the year ended December 31, 2012, our net other expenses increased $16.8 million to $44.8 million compared to $28.0 million for 2011. Included in Other Income (Expense) for the year ended December 31, 2012 is a $10.2 million loss on the early extinguishment of debt (see discussion immediately below). Interest expense increased $6.8 million to $35.5 million for the year ended December 31, 2012 compared to $28.7 million for 2011. The increase is primarily the result of a $6.8 million increase in interest expense associated with the increase of the aggregate principal amount of our senior unsecured notes from $250 million to $530 million (see note 8 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K). Additionally, interest-related costs on the Credit Facility increased $1.7 million as a result of an increase in our borrowings during the current year comparative period. These increases in interest expense were partially offset by a $1.7 million decrease in interest expense related to manufacturing flooring plans used to finance inventory purchases as a result of a decrease in borrowings during the current year comparative period.

Loss on Early Extinguishment of Debt. As more fully described in note 8 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, we recorded a one-time loss on the early extinguishment of the $250 million aggregate principal amount of our Old Notes in the year ended December 31, 2012 of approximately $10.2 million, or approximately $6.6 million after-tax, reflecting payment of $5.0 million of tender premiums associated with our repurchase of the Old Notes and $2.6 million to redeem the remaining untendered Old Notes, combined with the write off of approximately $2.6 million of unamortized deferred financing costs of the Old Notes.

Income Taxes. We recorded income tax expense of $15.6 million for the year ended December 31, 2012 compared to an income tax expense of $3.2 million for the year ended December 31, 2011. Our effective income tax rate for the year ended December 31, 2012 was 35.1% compared to 26.5% for 2011.Our effective tax rate increased as a result of higher pre-tax income in relation to permanent differences for the year ended December 31, 2012. We also recorded a reduction of book goodwill of approximately $2.0 million in the year ended December 31, 2012 for tax benefits realized from tax-deductible goodwill in excess of book goodwill. Based on available evidence, both positive and negative, we believe it is more likely than not that our deferred tax assets at December 31, 2012 are fully realizable through future reversals of existing taxable temporary differences and future taxable income, and are not subject to any limitations.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Revenues.

	For the Year Ended December 31,		Total Dollar	Total Percentage
	2011	2010	Increase	Increase
	(in thousands, except percentages)			
Segment Revenues:				
Equipment rentals	$ 228,038	$ 177,970	$ 50,068	28.1%
New equipment sales	220,211	167,303	52,908	31.6%
Used equipment sales	85,347	62,286	23,061	37.0%
Parts sales	94,511	86,686	7,825	9.0%
Services revenues	53,954	49,629	4,325	8.7%
Non-Segmented revenues	38,490	30,280	8,210	27.1%
Total revenues	$ 720,551	$ 574,154	$ 146,397	25.5%

Total Revenues. Our total revenues were $720.6 million for the year ended December 31, 2011 compared to $574.2 million for the year ended December 31, 2010, an increase of $146.4 million, or 25.5%. Revenues increased in all of our reportable segments and non-segmented revenues and are further discussed below.

Equipment Rental Revenues. Our revenues from equipment rentals for the year ended December 31, 2011 increased approximately $50.1 million, or 28.1%, to $228.0 million from $178.0 million in 2010. Rental revenues from aerial work platforms and earthmoving equipment increased approximately $31.8 million and $6.6 million, respectively, while rental revenues from aerial work platform equipment and other equipment increased $4.3 million and $5.5 million, respectively. Lift truck rental revenues increased $1.9 million. Our average rental rates for the year ended December 31, 2011 increased 5.2% compared to the year ended December 31, 2010.

Rental equipment dollar utilization (annual rental revenues divided by the average original rental fleet equipment costs) for the year ended December 31, 2011 improved to approximately 31.7% compared to 26.7% in 2010, an increase of 5.0%. The increase in comparative rental equipment dollar utilization was the result of a 8.8% increase in rental equipment time utilization (equipment usage based on the number of rental equipment units available for rent), combined with an 5.2% increase in average rental rates in the comparative period. Rental equipment time utilization based on the number of rental equipment units available for rent was 66.2% for the year ended December 31, 2011 compared to 57.4% in 2010. Rental equipment time utilization as a percentage of original equipment cost was 69.7% for the year ended December 31, 2011 compared to 60.5% in 2010, an increase of 9.2%.

New Equipment Sales Revenues. Our new equipment sales for the year ended December 31, 2011 increased $52.9 million, or 31.6%, to $220.2 million from $167.3 million in 2010. Sales of new cranes increased $38.1 million and sales of new earthmoving equipment increased $13.1 million, while other new equipment increased $4.0 million. These new equipment sales increases were partially offset by a decrease in sales of new aerial work platform equipment of $0.9 million and a $1.4 million decrease in sales of new lift trucks.

Used Equipment Sales Revenues. Our used equipment sales increased approximately $23.1 million, or 37.0%, to $85.3 million for the year ended December 31, 2011, from $62.3 million in 2010. Sales of used earthmoving equipment increased $17.4 million and used aerial work platform equipment increased $3.5 million. Used crane sales increased $1.8 million and used lift truck equipment sales increased $0.5 million. Sales of used other equipment decreased approximately $0.1 million.

Parts Sales Revenues. Our parts sales increased $7.8 million, or 9.0%, to $94.5 million for the year ended December 31, 2011 from $86.7 million in 2010. The increase in parts revenues was due to higher demand for parts compared to last year.

Services Revenues. Our services revenues for the year ended December 31, 2011 increased $4.3 million, or 8.7%, to approximately $54.0 million from $49.6 million in 2010. The increase in service revenues was largely due to an increase in demand for services in conjunction with the improvements in our rental and sales businesses.

Non-Segmented Other Revenues. Our non-segmented other revenues consisted primarily of equipment support activities including transportation, hauling, parts freight and damage waiver charges. For the year ended December 31, 2011, our other revenues were approximately $38.5 million, an increase of $8.2 million, or 27.1%, from $30.3 million in 2010. The increase was primarily due to an increase in the volume of these services in conjunction with the related improvements of our primary business activities.

Gross Profit.

	For the Year Ended December 31,		Total Dollar Change	Total Percentage Change
	2011	2010	Increase	Increase
	(in thousands, except percentages)			
Segment Gross Profit (Loss):				
Equipment rentals	$ 94,658	$ 59,193	$ 35,465	59.9%
New equipment sales	24,059	16,638	7,421	44.6%
Used equipment sales	20,305	14,017	6,288	44.9%
Parts sales	25,289	22,784	2,505	11.0%
Services revenues	32,930	30,878	2,052	6.6%
Non-Segmented revenues	(4,538)	(7,571)	3,033	40.1%
Total gross profit	$ 192,703	$ 135,939	$ 56,764	41.8%

Total Gross Profit. Our total gross profit was $192.7 million for the year ended December 31, 2011 compared to $135.9 million in 2010, an increase of $56.8 million, or 41.8%. Total gross profit margin for the year ended December 31, 2011 was 26.7%, an increase of 3.0% from the 23.7% gross profit margin for the same period in 2010. Gross profit (loss) and gross margin for all reportable segments are further described below:

Equipment Rentals Gross Profit. Our gross profit from equipment rentals for the year ended December 31,

2011 increased $35.5 million, or 59.9%, to $94.7 million from $59.2 million in 2010. The increase in equipment rentals gross profit was the result of a $50.1 million increase in rental revenues for the year ended December 31, 2011, which was partially offset by a $6.4 million increase in rental expenses and an $8.2 million increase in rental equipment depreciation expense. The increase in rental expenses and rental equipment depreciation expense was primarily due to a larger fleet size in 2011 compared to 2010. As a percentage of equipment rental revenues, rental expenses were 20.4% for the year ended December 31, 2011 compared to 22.5% in 2010 and depreciation expense was 38.1% for the year ended December 31, 2011 compared to 44.2% for the same period in 2010.

Gross profit margin on equipment rentals for the year ended December 31, 2011 was approximately 41.5%, up 8.3% from 33.2% in 2010. This gross profit margin improvement was primarily due to the increase in comparative rental revenues resulting from improved utilization and higher average rental rates, combined with the decreases in depreciation expenses and rental expenses as a percentage of equipment rental revenues for the year ended December 31, 2011 compared to last year.

New Equipment Sales Gross Profit. Our new equipment sales gross profit for the year ended December 31, 2011 increased $7.4 million, or 44.6%, to approximately $24.1 million compared to $16.6 million in 2010 on a total new equipment sales increase of $52.9 million. Gross profit margin on new equipment sales for the year ended December 31, 2011 was 10.9%, an increase of 1.0% from 9.9% in 2010, primarily reflecting improved margins on new crane sales in the current year period.

Used Equipment Sales Gross Profit. Our used equipment sales gross profit for the year ended December 31, 2011 increased $6.3 million, or 44.9%, to $20.3 million from $14.0 million in 2010 on a used equipment sales increase of $23.1 million. Gross profit margin on used equipment sales for the year ended December 31, 2011 was 23.8%, up 1.3% from 22.5% in 2010, primarily as a result of the mix of used equipment sold. Our used equipment sales from the rental fleet, which comprised approximately 74.2% and 76.4% of our used equipment sales for years ended December 31, 2011 and 2010, respectively, were approximately 141.9% of net book value for the year ended December 31, 2011 compared to 137.2% for the same period in 2010.

Parts Sales Gross Profit. For the year ended December 31, 2011, our parts sales revenue gross profit increased approximately $2.5 million, or 11.0%, to $25.3 million from $22.8 million in 2010 on a $7.8 million increase in parts sales revenues. Gross profit margin on parts sales for the year ended December 31, 2011 was 26.8%, an increase of 0.5% from 26.3% in 2010, as a result of the mix of parts sold.

Services Revenues Gross Profit. For the year ended December 31, 2011, our services revenues gross profit increased approximately $2.1 million, or 6.6%, to $32.9 million from $30.9 million in 2010. Gross profit margin on services for the year ended December 31, 2011 was 61.0%, down 1.2% from 62.2% in 2010 as a result of service revenues mix.

Non-Segmented Other Revenues Gross Loss. Our non-segmented other revenues realized a gross loss of $4.5 million for the year ended December 31, 2011 compared to a gross loss of $7.6 million in 2010. On a gross margin basis, the margin of gross loss improved to a gross loss margin of 11.8% from 25.0%, primarily reflective of the $8.2 million improvement in non-segmented other revenues. Gross loss margin improved to less than 3% in the second half of 2011.

Selling, General and Administrative Expenses. SG&A expenses increased approximately $5.1 million, or 3.4%, to $153.4 million for the year ended December 31, 2011 compared to $148.3 million for the year ended December 31, 2010. The net increase in SG&A expenses was attributable to several factors. Employee salaries and wages and related employee expenses increased $5.7 million as a result of higher salaries, wages and payroll taxes primarily from an increase from commission and incentive pay that resulted from higher rental and sales revenues. Stock-based compensation expense was $1.3 million for the year ended December 31, 2011 compared to $1.0 million in 2010. Facility related expenses, which includes rent, fuel and utilities, increased $1.1 million. These increases were partially offset by a $2.0 million decrease in legal and professional fees. As a percent of total revenues, SG&A expenses were 21.3% for the year ended December 31, 2011, a decrease of 4.5% from 25.8% in 2010, primarily as a result of the current year increase in total revenues.

Other Income (Expense). For the year ended December 31, 2011, our net other expenses decreased $0.5 million to $28.0 million compared to $28.5 million in 2010. The decrease was substantially due to a $0.3 million net decrease in interest expense to approximately $28.7 million for the year ended December 31, 2011 compared to $29.1 million in 2010. Miscellaneous other income increased approximately $0.1 million for the year ended December 31, 2011 compared to 2010. The net decrease in interest expense is primarily the result of a $1.4 million decrease in interest expense related to our manufacturing flooring plans payable only partially offset by a $1.1 million increase in interest expense related to the Credit Facility. We incurred approximately $3.1 in interest expense for the year ended December 31, 2011 related to borrowings, commitment fees, letter of credit fees and amortization of deferred financing costs. Although we had no borrowings under the Credit Facility for the year ended December 31, 2010, we incurred approximately $2.0 million in interest costs related to the amortization of deferred financing costs, commitment fees and letter of credit fees. The decrease in interest expense related to manufacturing flooring plans payable is due to lower levels of floor plan financings during the year ended December 31, 2011 compared to 2010.

Income Taxes. We recorded income tax expense of $3.2 million for the year ended December 31, 2011 compared to an income tax benefit of $14.9 million for the year ended December 31, 2010. Our effective income tax rate for the year ended December 31, 2011 was 26.5% compared to approximately 37.0% for the year ended December 31, 2010. The decrease in our effective tax rate was primarily the result of an increase in favorable permanent differences. The amount of unrecognized tax benefits increased by $0.2 million from $6.5 million to $6.7 million during the year ended December 31, 2011. Based on available evidence, both positive and negative, we believe it is more likely than not that our deferred tax assets at December 31, 2011 are fully realizable through future reversals of existing taxable temporary differences and future taxable income, and are not subject to any limitations.

Liquidity and Capital Resources

Cash Flow from Operating Activities. For the year ended December 31, 2012, the cash provided by our operating activities was $41.0 million. Our reported net income of $28.8 million, which, when adjusted for non-cash income and expense items, such as depreciation and amortization, deferred income taxes, provision for losses on accounts receivable, provision for inventory obsolescence, stock-based compensation expense, loss on early extinguishment of debt, writedown of goodwill for tax-deductible goodwill in excess of book goodwill and net gains on the sale of long-lived assets, provided positive cash flows of $146.3 million. These cash flows from operating activities were also positively impacted by a $12.0 million increase in accrued expenses payable. Offsetting these positive cash flows were an increase of $43.1 million in net inventories as a result of increasing demand and improving sales of new and used equipment and a $39.8 million increase in net accounts receivable reflecting the increase in our rental revenues this year compared to last year combined with the timing of equipment sales made in the fourth quarter of 2012 and subsequently collected in the first quarter of 2013. Also decreasing our operating cash flows were a $26.9 million decrease in accounts payable, which is primarily reflective of the timing our accounts payable disbursement process in the normal course of business, and a $7.5 million decrease in manufacturing flooring plans payable.

For the year ended December 31, 2011, the cash provided by our operating activities was $60.4 million. Our reported net income of $8.9 million, which, when adjusted for non-cash income and expense items, such as depreciation and amortization, deferred income taxes, provision for losses on accounts receivable, stock-based compensation expense and net gains on the sale of long-lived assets, provided positive cash flows of $97.5 million. These cash flows from operating activities were also positively impacted by a $3.5 million decrease in prepaid expenses, a $4.6 million increase in accounts payable and a $2.5 million increase in accrued expenses payable. Offsetting these positive cash flows were an increase of $21.6 million in net inventories as a result of increasing demand and improving sales of new and used equipment, a $16.7 million decrease in manufacturing flooring plans payable and a $9.4 million increase in net receivables.

Cash Flow from Investing Activities. For the year ended December 31, 2012, cash provided by our investing activities was exceeded by our cash used in our investing activities, resulting in net cash used in our investing activities of approximately $213.0 million. This was a result of purchases of rental and non-rental equipment totaling $305.6 million, which was partially offset by proceeds from the sale of rental and non-rental equipment of approximately $92.6 million.

For the year ended December 31, 2011, cash provided by our investing activities was exceeded by our cash used in our investing activities, resulting in net cash used in our investing activities of approximately $80.9 million. This was a result of purchases of rental and non-rental equipment totaling $145.7 million, which was partially offset by proceeds from the sale of rental and non-rental equipment of approximately $64.7 million.

Cash Flow from Financing Activities. For the year ended December 31, 2012, cash provided by our financing activities was $156.6 million. Proceeds, after deducting initial purchasers' discount of $9.3 million, from the issuance of our 7% senior notes due 2022 (the "New Notes") totaled $520.7 million. Net borrowings under the Credit Facility totaled $141.7 million. Excess tax benefits realized from stock-based awards totaled $0.3 million. These positive cash flows were partially offset by payments of $257.6 million in connection with the repurchase and redemption of the Old Notes, a special, one-time cash dividend payment of $244.4 million, payments of deferred financing costs of $3.2 million related to the amendments to the Credit Facility ($1.5 million) and the issuance of the New Notes ($1.7 million). Additionally, we purchased $0.7 million of treasury stock and made $0.2 million of capital lease payments.

For the year ended December 31, 2011, cash provided by our financing activities was approximately $15.6 million, which included net borrowings under our Credit Facility of $16.1 million. We purchased approximately $0.6 million of treasury stock for the year ended December 31, 2011 and recognized $0.3 million of excess tax benefits associated with stock-based awards. Payments on capital lease obligations for the year ended December 31, 2011 were approximately $0.2 million.

Senior Unsecured Notes

On August 20, 2012, the Company closed on its offering of $530 million aggregate principal amount of the New Notes in an unregistered offering. The New Notes and related guarantees were offered in a private placement solely to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), or outside the United States to persons other than "U.S. persons" in compliance with Regulation S under the Securities Act.

Net proceeds to the Company from the sale of the New Notes totaled approximately $520.7 million. The Company used a portion of the net proceeds from the sale of the New Notes to repurchase $158.7 million of the $250 million aggregate principal amount of the Old Notes in early settlement of a tender offer and consent solicitation (the "Tender Offer") that the Company launched on August 6, 2012. Holders who tendered their Old Notes prior to the early tender deadline received $1,031.67 per $1,000 principal amount of Old Notes tendered, plus accrued and unpaid interest to the date of repurchase. Having received the requisite consents from the holders of the Old Notes in the Tender Offer, the Company, certain of its subsidiaries and The Bank of New York Mellon Trust Company, N.A., as trustee, executed a supplemental indenture amending the indenture relating to the Old Notes. Also on August 20, 2012, the Company satisfied and discharged its obligations under the indenture relating to the Old Notes and issued a notice of redemption for the remaining outstanding principal amount of the Old Notes. On September 19, 2012, the Company redeemed the remaining $91.3 million principal amount outstanding of the Old Notes at a redemption price equal to 102.792% of the aggregate principal amount of the Old Notes being redeemed, plus accrued and unpaid interest on the Old Notes to the redemption date.

The Company used the remaining net proceeds of the offering of the New Notes to pay on September 19, 2012 a special, one-time cash dividend. Actual dividends paid totaled approximately $244.4 million, representing $7.00 per share paid on 34,911,455 outstanding shares of Common Stock of the Company. Dividends on 232,431 outstanding shares of non-vested common stock totaling approximately $1.5 million, net of estimated forfeitures, are to be paid upon vesting of those shares pursuant to their respective stock awards' terms and conditions.

In connection with the above transactions, the Company recorded a one-time loss on the early extinguishment of debt of approximately $10.2 million, or approximately $6.6 million after-tax, reflecting payment of $5.0 million of tender premiums and $2.6 million to redeem the Old Notes that remained outstanding following completion of the Tender Offer, combined with the write off of approximately $2.6 million of unamortized deferred financing costs related to the Old Notes. Transaction costs incurred in connection with the offering of the New Notes totaled approximately $1.7 million.

The New Notes were issued at par and require semiannual interest payments on March 1st and September 1st of each year, commencing on March 1, 2013. No principal payments are due until maturity (September 1, 2022).

The New Notes are redeemable, in whole or in part, at any time on or after September 1, 2017 at specified redemption prices plus accrued and unpaid interest to the date of redemption. We may redeem up to 35% of the aggregate principal amount of the New Notes before September 1, 2015 with the net cash proceeds from certain equity offerings. We may also redeem the New Notes prior to September 1, 2017 at a specified "make-whole" redemption price plus accrued and unpaid interest to the date of redemption.

The New Notes rank equally in right of payment to all of our existing and future senior indebtedness and rank senior to any of our subordinated indebtedness. The New Notes are unconditionally guaranteed on a senior unsecured basis by all of our current and future significant domestic restricted subsidiaries. In addition, the New Notes are effectively subordinated to all of our and the guarantors' existing and future secured indebtedness, including the Credit Facility, to the extent of the assets securing such indebtedness, and are structurally subordinated to all of the liabilities and preferred stock of any of our subsidiaries that do not guarantee the New Notes.

If we experience a change of control, we will be required to offer to purchase the New Notes at a repurchase price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase.

On February 4, 2013, the Company closed on its offering of $100 million aggregate principal amount of 7% senior notes due 2022 (the "Add-on Notes") in an unregistered offering through a private placement. The Add-on Notes were priced at 108.5% of the principal amount. Net proceeds from the offering of the Add-on Notes, including accrued interest from August 20, 2012 totaled approximately $110.4 million. The Company used the proceeds from the offering to repay indebtedness outstanding under its Credit Facility and for the payment of fees and expenses related to the offering.

The Add-on Notes were issued as additional notes under an indenture dated as of August 20, 2012, pursuant to which the Company previously issued the New Notes as described above. The Add-on Notes have identical terms to, rank equally with and form a part of a single class of securities with the New Notes.

Pursuant to two separate registration rights agreements, one entered into between the Company, the guarantors of the New Notes and the initial purchasers of the New Notes, and the other entered into between the Company, the guarantors of the Add-on Notes and the initial purchaser of the Add-on Notes, we agreed to make an offer to exchange the New Notes and guarantees and the Add-on Notes and guarantees for registered, publicly tradable notes and guarantees that have terms identical in all material respects to the New Notes and the Add-on Notes (except that the exchange notes will not contain any transfer restrictions).

Senior Secured Credit Facility

We and our subsidiaries are parties to a senior secured Credit Facility with General Electric Capital Corporation as agent, and the lenders named therein (the "Lenders"). On February 29, 2012, the Company amended its existing $320.0 million credit facility ("Amendment No. 1") with its Lenders. Amendment No. 1 (i) permitted the refinancing of the Old Notes in an amount not less than $200.0 million and not greater than the outstanding principal amount of such notes at the time of such refinancing and with no amortization or final maturity prior to the date six months following the maturity of the Credit Agreement, (ii) extended the maturity date of the Credit Facility from July 29, 2015 to the earlier to occur of, *inter alia*, February 29, 2017, and, unless previously refinanced, the date that is six months prior to the maturity of the Old Notes (giving effect to any extensions thereof), (iii) provides that the unused commitment fee margin will be either 0.50% or 0.375%, depending on the ratio of the average of the daily closing balances of the aggregate revolving loans, swing line loans and letters of credit outstanding during each month to the aggregate commitments for the revolving loans, swing line loans and letters of credit, (iv) lowered the interest rate (a) in the case of index rate revolving loans, to the index rate plus an applicable margin of 1.00% to 1.50% depending on the leverage ratio and (b) in the case of LIBOR revolving loans, to LIBOR plus an applicable margin of 2.00% to 2.50%, depending on the leverage ratio, (v) lowered the margin applicable to the letter of credit fee to between 2.00% and 2.50%, depending on the leverage ratio, and (vi) added provisions whereby the Company represents that it, its subsidiaries and other related parties are in compliance with federal anti-terrorism laws and regulations. Total transaction costs on Amendment No. 1 totaled approximately $0.8 million.

On August 9, 2012, the Company amended the Credit Facility ("Amendment No. 2"). Amendment No. 2, among other things, (i) permitted the refinancing of the Old Notes in an amount not less than $200 million and not greater than $530 million and with no amortization or final scheduled maturity prior to the date six months following the maturity of the Credit Facility, (ii) changed the maturity date of the Credit Facility to the earlier to occur of February 29, 2017, and the date that is six months prior to the scheduled maturity of the New Notes (giving effect to any extensions thereof) (subject to earlier termination upon the occurrence of, under certain circumstances, an event of default or prepayment in full of the amounts owing under the Credit Facility), and (iii) permitted the special, one-time cash dividend by the Company that was paid on September 19, 2012.

On August 17, 2012, the Company again amended the Credit Facility by entering into Amendment No. 3 to the Credit Facility ("Amendment No. 3"), which, among other things, exercised the Credit Facility's existing incremental facility by $82.5 million, increasing the Lenders' aggregate revolving loan commitments from $320.0 million to $402.5 million. Total transaction costs related to Amendment No. 2 and Amendment No. 3 totaled approximately $0.7 million.

On January 29, 2013, the Company amended its Credit Facility by entering into Amendment No. 4 to the Credit Facility to permit the issuance of the Add-on Notes.

As amended, the Credit Facility provides, among other things, a $402.5 million senior secured asset based revolver which includes a $30.0 million letter of credit facility, and, after giving effect to the increase provided for in Amendment No. 3, a $47.5 million incremental facility. In addition, the borrowers under the Credit Facility remain the same, the Credit Facility remains secured by substantially all of the assets of the Company and its subsidiaries, and the Company and each of its subsidiaries continue to provide a guaranty of the obligations under the Credit Facility. The credit facility requires us to maintain a minimum fixed charge coverage ratio in the event that our excess borrowing availability is below approximately $50.3 million (as adjusted if the $47.5 million incremental facility is exercised). The Credit Facility also requires us to maintain a maximum total leverage ratio of 5.0 to 1.0, which is tested if excess availability is less than approximately $50.3 million (as adjusted if the $47.5 million incremental facility is exercised). As of December 31, 2012, we were in compliance with our financial covenants under the Credit Facility.

At December 31, 2012, the interest rate on the Credit Facility was based on a 3.25% U.S. Prime Rate plus 100 basis points or LIBOR plus 200 basis points. The weighted average interest rate at December 31, 2012 was 3.1%. At February 26, 2013, we had $381.1 million of available borrowings under our Credit Facility, net of $6.5 million of outstanding letters of credit.

Cash Requirements Related to Operations

Our principal sources of liquidity have been from cash provided by operating activities and the sales of new, used and rental fleet equipment, proceeds from the issuance of debt, and borrowings available under the Credit Facility. Our principal uses of cash have been to fund operating activities and working capital (including new and used equipment inventories), purchases of rental fleet equipment and property and equipment, fund payments due under facility operating leases and manufacturer flooring plans payable, and to meet debt service requirements. In the future, we may pursue additional strategic acquisitions and seek to open new start-up locations. We anticipate that the above described uses will be the principal demands on our cash in the future.

The amount of our future capital expenditures will depend on a number of factors including general economic conditions and growth prospects. Our gross rental fleet capital expenditures for the year ended December 31, 2012 were approximately $296.4 million, including $28.2 million of non-cash transfers from new and used equipment to rental fleet inventory. Our gross property and equipment capital expenditures for the year ended December 31, 2012 were approximately $37.4 million. In response to changing economic conditions, we believe we have the flexibility to modify our capital expenditures by adjusting them (either up or down) to match our actual performance.

To service our debt, we will require a significant amount of cash. Our ability to pay interest and principal on our indebtedness (including the New Notes and the Add-on Notes, the Credit Facility and our other indebtedness), will depend upon our future operating performance and the availability of borrowings under the Credit Facility and/or other debt and equity financing alternatives available to us, which will be affected by prevailing economic conditions and conditions in the global credit and capital markets, as well as financial, business and other factors, some of which are beyond our control. Based on our current level of operations and given the current state of the capital markets, we believe our cash flow from operations, available cash and available borrowings under the Credit Facility will be adequate to meet our future liquidity needs for the foreseeable future. As of February 26, 2013, we had $381.1 million of available borrowings under our senior secured credit facility, net of $6.5 million of outstanding letters of credit.

We cannot provide absolute assurance that our future cash flow from operating activities will be sufficient to meet our long-term obligations and commitments. If we are unable to generate sufficient cash flow from operating activities in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. Given current economic and market conditions, including the significant disruptions in the global capital markets, we cannot assure investors that any of these actions could be affected on a timely basis or on satisfactory terms or at all, or that these actions would enable us to continue to satisfy our capital requirements. In addition, our existing debt agreements, including the indenture governing the New Notes and the Credit Facility, as well as any future debt agreements, contain or may contain restrictive covenants, which may prohibit us from adopting any of these alternatives. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt.

Seasonality

Although we believe our business is not materially impacted by seasonality, the demand for our rental equipment tends to be lower in the winter months. The level of equipment rental activities is directly related to commercial and industrial construction and maintenance activities. Therefore, equipment rental performance will be correlated to the levels of current construction activities. The severity of weather conditions can have a temporary impact on the level of construction activities. Adverse weather has a seasonal impact in parts of our Intermountain region, particularly in the winter months.

Equipment sales cycles are also subject to some seasonality with the peak selling period during the spring season and extending through the summer. Parts and service activities are typically less affected by changes in demand caused by seasonality.

Certain Information Concerning Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging or research and development arrangements with the Company.

We have no off-balance sheet arrangements as described above. Further, we do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships. We have also evaluated our relationships with related parties and determined that none of the related party interests represent variable interest entities pursuant to ASC 810, *Consolidation.*

In the normal course of our business activities, we may lease real estate, rental equipment and non-rental equipment under operating leases. See "Contractual and Commercial Commitments " below.

Contractual and Commercial Commitments

Our contractual obligations and commercial commitments principally include obligations associated with our outstanding indebtedness and interest payments as of December 31, 2012.

	Payments Due by Year				
	Total	**2013**	**2014-2015**	**2016-2017**	**Thereafter**
	(Amounts in thousands)				
Senior unsecured notes payable	$ 530,000	$ —	$ —	$ —	$ 530,000
Interest payments on senior unsecured notes (1)	372,443	38,543	74,200	74,200	185,500
Credit Facility	157,719	—	—	157,719	—
Interest payments on Credit Facility (1)	25,542	6,134	12,268	7,140	—
Capital lease obligations (including interest) (2)	3,628	333	666	666	1,963
Operating leases (3)	91,853	11,695	20,091	15,007	45,060
Other long-term obligations (4)	50,839	31,871	18,968	—	—
Total contractual cash obligations (5)	$ 1,232,024	$ 88,576	$ 126,193	$ 254,732	$ 762,523

(1) Future interest payments are calculated based on the assumption that all debt remains outstanding until maturity. Interest on Credit Facility assumes the interest rate in effect at December 31, 2012 and includes the unused commitment fee.

(2) This includes a capital lease for which the related liability has been recorded (including interest) at the present value of future minimum lease payments due under the lease.

(3) This includes total operating lease rental payments having initial or remaining non-cancelable lease terms longer than one year.

(4) Amounts include $50.8 million in manufacturer flooring plans payable, which is used to finance our purchases of inventory and rental equipment.

(5) We had an unrecognized tax benefit of approximately $6.5 million at December 31, 2012. This liability is not included in the table above as this amount relates to federal income taxes and any liability subsequently determined and potentially assessed by the IRS would be offset against our Net Operating Losses for the related tax years and no cash payment would be required.

As of December 31, 2012, we had a standby letter of credit issued under our Credit Facility totaling $6.5 million. On January 1, 2013, we renewed that letter of credit for $6.5 million for a one-year term, expiring on January 1, 2014.

Inflation

Although we cannot accurately anticipate the effect of inflation on our operations, we believe that inflation has not had for the three most recent fiscal years ended, and is not likely in the foreseeable future to have, a material impact on our results of operations.

Acquisitions and Start-up Facilities

We periodically engage in evaluations of potential acquisitions and start-up facilities. The success of our growth strategy depends, in part, on selecting strategic acquisition candidates at attractive prices and identifying strategic start-up locations. We expect to face competition for acquisition candidates, which may limit the number of acquisition opportunities and lead to higher acquisition costs. We may not have the financial resources necessary to consummate any acquisitions or to successfully open any new facilities in the future or the ability to obtain the necessary funds on satisfactory terms. For further information regarding our risks related to acquisitions, see Item 1A – Risk Factors of this Annual Report on Form 10-K.

Recent Accounting Pronouncements

There are no recently issued accounting pronouncements that are expected to affect the Company's financial reporting.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Our earnings may be affected by changes in interest rates since interest expense on the Credit Facility is currently calculated based upon the index rate plus an applicable margin of 1.00% to 1.50%, depending on the leverage ratio, in the case of index rate revolving loans and LIBOR plus an applicable margin of 2.00% to 2.50%, depending on the leverage ratio, in the case of LIBOR revolving loans. At December 31, 2012, we had total borrowings outstanding under the Credit Facility of $157.7 million. A 1.0% increase in the interest rate on the Credit Facility would result in approximately a $1.6 million increase in interest expense on an annualized basis. At February 26, 2013, we had $381.1 million of available borrowings under the Credit Facility, net of $6.5 million of outstanding letters of credit. We did not have significant exposure to changing interest rates as of December 31, 2012 on the fixed-rate New Notes or on our other notes payable. Historically, we have not engaged in derivatives or other financial instruments for trading, speculative or hedging purposes, though we may do so from time to time if such instruments are available to us on acceptable terms and prevailing market conditions are accommodating.

Item 8. Financial Statements and Supplementary Data

Index to consolidated financial statements of H&E Equipment Services, Inc. and Subsidiaries

See note 16 to the consolidated financial statements for summarized quarterly financial data.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
H&E Equipment Services, Inc.
Baton Rouge, Louisiana

We have audited the accompanying consolidated balance sheets of H&E Equipment Services, Inc. and subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in Item 15(a) (2) of this annual report on Form 10-K. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of H&E Equipment Services, Inc. and subsidiaries at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), H&E Equipment Services, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 5, 2013 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

Dallas, Texas
March 5, 2013

H&E EQUIPMENT SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31,

	2012	2011
	(Amounts in thousands, except share amounts)	
Assets		
Cash	$ 8,894	$ 24,215
Receivables, net of allowance for doubtful accounts of $4,593 and $5,581, respectively	141,667	105,339
Inventories, net of reserves for obsolescence of $618 and $861, respectively	79,970	65,151
Prepaid expenses and other assets	5,207	5,223
Rental equipment, net of accumulated depreciation of $296,920 and $281,493, respectively	583,349	450,877
Property and equipment, net of accumulated depreciation and amortization of $68,101 and $62,050, respectively	86,189	62,775
Deferred financing costs, net of accumulated amortization of $9,083 and $11,844, respectively	5,049	5,640
Intangible assets, net of accumulated amortization of $722 at December 31, 2011	—	66
Goodwill	32,074	34,019
Total assets	$ 942,399	$ 753,305
Liabilities and Stockholders' Equity		
Liabilities:		
Amounts due on senior secured credit facility	$ 157,719	$ 16,055
Accounts payable	36,119	63,006
Manufacturer flooring plans payable	50,839	58,318
Dividends payable	1,488	—
Accrued expenses payable and other liabilities	50,522	38,490
Senior unsecured notes (net of unacccreted discount of $8,935 at December 31, 2012)	521,065	250,000
Capital leases payable	2,447	2,605
Deferred income taxes	71,589	58,616
Deferred compensation payable	1,975	2,008
Total liabilities	893,763	489,098
Commitments and Contingencies (Note 12)		
Stockholders' equity:		
Preferred stock, $0.01 par value, 25,000,000 shares authorized; no shares issued	—	—
Common stock, $0.01 par value, 175,000,000 shares authorized; 38,917,619 and 38,808,941 shares issued at December 31, 2012 and 2011, respectively, and 35,141,870 and 35,084,737 shares outstanding at December 31, 2012 and 2011, respectively	388	387
Additional paid-in capital	212,850	210,695
Treasury stock at cost, 3,775,749 and 3,724,204 shares of common stock held at December 31, 2012 and 2011, respectively	(57,578)	(56,884)
Retained earnings (deficit)	(107,024)	110,009
Total stockholders' equity	48,636	264,207
Total liabilities and stockholders' equity	$ 942,399	$ 753,305

The accompanying notes are an integral part of these consolidated statements.

H&E EQUIPMENT SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2012	2011	2010
	(Amounts in thousands, except per share amounts)		
Revenues:			
Equipment rentals	$ 288,641	$ 228,038	$ 177,970
New equipment sales	241,721	220,211	167,303
Used equipment sales	104,563	85,347	62,286
Parts sales	99,621	94,511	86,686
Services revenues	56,554	53,954	49,629
Other	46,215	38,490	30,280
Total revenues	837,315	720,551	574,154
Cost of revenues:			
Rental depreciation	102,966	86,781	78,583
Rental expense	50,052	46,599	40,194
New equipment sales	214,197	196,152	150,665
Used equipment sales	73,988	65,042	48,269
Parts sales	72,323	69,222	63,902
Services revenues	21,977	21,024	18,751
Other	44,510	43,028	37,851
Total cost of revenues	580,013	527,848	438,215
Gross profit	257,302	192,703	135,939
Selling, general and administrative expenses	169,653	153,354	148,277
Gain from sales of property and equipment, net	1,592	793	443
Income (loss) from operations	89,241	40,142	(11,895)
Other income (expense):			
Interest expense	(35,541)	(28,727)	(29,076)
Loss on early extinguishment of debt	(10,180)	—	—
Other, net	928	726	591
Total other expense, net	(44,793)	(28,001)	(28,485)
Income (loss) before provision (benefit) for income taxes	44,448	12,141	(40,380)
Provision (benefit) for income taxes	15,612	3,215	(14,920)
Net income (loss)	$ 28,836	$ 8,926	$ (25,460)
Net income (loss) per common share:			
Basic	$ 0.83	$ 0.26	$ (0.73)
Diluted	$ 0.82	$ 0.26	$ (0.73)
Weighted average common shares outstanding:			
Basic	34,890	34,759	34,668
Diluted	34,978	34,887	34,668
Dividends declared per common share outstanding	$ 7.00	$ —	$ —

The accompanying notes are an integral part of these consolidated statements.

H&E EQUIPMENT SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands, except share amounts)

	Common Stock					
	Shares Issued	Amount	Additional Paid-in Capital	Treasury Stock	Retained Earnings (Deficit)	Total Stockholders' Equity
Balances at December 31, 2009	38,525,688	$ 385	$ 208,072	$(56,118)	$ 126,543	$ 278,882
Stock-based compensation	—	—	1,039	—	—	1,039
Issuance of non-vested restricted common stock	173,978	1	—	—	—	1
Repurchases of 23,157 shares of restricted common stock	—	—	—	(212)	—	(212)
Net loss	—	—	—	—	(25,460)	(25,460)
Balances at December 31, 2010	38,699,666	386	209,111	(56,330)	101,083	254,250
Stock-based compensation	—	—	1,327	—	—	1,327
Tax benefits associated with stock-based awards	—	—	257	—	—	257
Issuance of non-vested restricted common stock	109,275	1	—	—	—	1
Repurchases of 42,016 shares of restricted common stock	—	—	—	(554)	—	(554)
Net income	—	—	—	—	8,926	8,926
Balances at December 31, 2011	38,808,941	387	210,695	(56,884)	110,009	264,207
Stock-based compensation	—	—	1,862	—	—	1,862
Tax benefits associated with stock-based awards	—	—	293	—	—	293
Issuance of non-vested restricted common stock	108,678	1	—	—	—	1
Repurchases of 46,064 shares of restricted common stock	—	—	—	(694)	—	(694)
Cash dividend on common stock ($7.00 per share)	—	—	—	—	(245,869)	(245,869)
Net income	—	—	—	—	28,836	28,836
Balances at December 31, 2012	38,917,619	$ 388	$ 212,850	$(57,578)	$(107,024)	$ 48,636

The accompanying notes are an integral part of these consolidated statements.

H&E EQUIPMENT SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2012	2011	2010
	(Amounts in thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 28,836	$ 8,926	$ (25,460)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	13,481	12,255	13,124
Depreciation of rental equipment	102,966	86,781	78,583
Amortization of deferred financing costs and note discount accretion	1,555	1,388	1,406
Amortization of intangible assets	66	362	559
Provision for losses on accounts receivable	3,480	3,182	3,164
Provision for inventory obsolescence	126	210	315
Provision for deferred income taxes	12,973	2,697	(13,227)
Stock-based compensation expense	1,862	1,327	1,039
Loss on early extinguishment of debt	10,180	—	—
Gain from sales of property and equipment, net	(1,592)	(793)	(443)
Gain from sales of rental equipment, net	(29,559)	(18,788)	(12,931)
Writedown of goodwill for tax-deductible goodwill in excess of book goodwill	1,944	—	—
Changes in operating assets and liabilities:			
Receivables, net	(39,808)	(9,382)	(30,302)
Inventories, net	(43,137)	(21,561)	(6,762)
Prepaid expenses and other assets	16	3,457	(1,680)
Accounts payable	(26,886)	4,569	29,571
Manufacturer flooring plans payable	(7,479)	(16,740)	(17,810)
Accrued expenses payable and other liabilities	12,032	2,491	(1,271)
Deferred compensation payable	(33)	4	63
Net cash provided by operating activities	41,023	60,385	17,938
Cash flows from investing activities:			
Purchases of property and equipment	(37,361)	(18,433)	(4,652)
Purchases of rental equipment	(268,229)	(127,235)	(73,249)
Proceeds from sales of property and equipment	2,058	1,382	587
Proceeds from sales of rental equipment	90,542	63,358	47,645
Net cash used in investing activities	(212,990)	(80,928)	(29,669)
Cash flows from financing activities:			
Excess tax benefit (deficiency) from stock-based awards	293	257	—
Purchases of treasury stock	(694)	(554)	(212)
Borrowings on senior secured credit facility	1,032,285	557,884	—
Payments on senior secured credit facility	(890,621)	(541,829)	—
Payments of deferred financing costs	(3,227)	—	(2,888)
Dividend paid	(244,381)	—	—
Principal payments on senior unsecured notes	(257,576)	—	—
Proceeds from issuance of senior unsecured notes	520,725	—	—
Payments of capital lease obligations	(158)	(149)	(140)
Principal payments on note payable	—	—	(1,216)
Net cash provided by (used in) financing activities	156,646	15,609	(4,456)
Net decrease in cash	(15,321)	(4,934)	(16,187)
Cash, beginning of year	24,215	29,149	45,336
Cash, end of year	$ 8,894	$ 24,215	$ 29,149

The accompanying notes are an integral part of these consolidated statements.

H&E EQUIPMENT SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31,

	2012	2011	2010
	(Amounts in thousands)		
Supplemental schedule of non-cash investing and financing activities:			
Non-cash asset purchases:			
Assets transferred from new and used inventory to rental fleet	$ 28,192	$ 28,356	$ 29,278
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 29,664	$ 27,345	$ 27,603
Income taxes paid, net of refunds received	$ 347	$ (1,694)	$ (149)

(1) Organization and Nature of Operations

Organization

In connection with our initial public offering of common stock in February 2006, we converted H&E Equipment Services L.L.C. ("H&E LLC"), a Louisiana limited liability company and the wholly-owned operating subsidiary of H&E Holding L.L.C. ("Holdings"), into H&E Equipment Services, Inc., a Delaware corporation. Prior to our initial public offering, our business was conducted through H&E LLC. In order to have an operating Delaware corporation as the issuer of our initial public offering, immediately prior to the closing of the initial public offering, on February 3, 2006, H&E LLC and Holdings merged with and into us (H&E Equipment Services, Inc.), with us surviving the reincorporation merger as the operating company. Effective February 3, 2006, H&E LLC and Holdings no longer existed under operation of law pursuant to the reincorporation merger. In these transactions (collectively, the "Reorganization Transactions"), holders of preferred limited liability company interests and holders of common limited liability company interests in Holdings received shares of our common stock.

Nature of Operations

As one of the largest integrated equipment services companies in the United States focused on heavy construction and industrial equipment, we rent, sell and provide parts and service support for four core categories of specialized equipment: (1) hi-lift or aerial work platform equipment; (2) cranes; (3) earthmoving equipment; and (4) industrial lift trucks. By providing equipment sales, rental, on-site parts, and repair and maintenance functions under one roof, we are a one-stop provider for our customers' varied equipment needs. This full-service approach provides us with multiple points of customer contact, enables us to maintain a high quality rental fleet, as well as an effective distribution channel for fleet disposal, and provides cross-selling opportunities among our new and used equipment sales, rental, parts sales and service operations.

(2) Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

Our consolidated financial statements include the financial position and results of operations of H&E Equipment Services, Inc. and its wholly-owned subsidiaries H&E Finance Corp., GNE Investments, Inc., Great Northern Equipment, Inc., H&E California Holding, Inc., H&E Equipment Services (California), LLC and H&E Equipment Services (Mid-Atlantic), Inc., collectively referred to herein as "we" or "us" or "our" or the "Company."

All significant intercompany accounts and transactions have been eliminated in these consolidated financial statements. Business combinations are included in the consolidated financial statements from their respective dates of acquisition.

The nature of our business is such that short-term obligations are typically met by cash flows generated from long-term assets. Consequently, and consistent with industry practice, the accompanying consolidated balance sheets are presented on an unclassified basis.

Use of Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, which requires management to use its judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. These assumptions and estimates could have a material effect on our condensed consolidated financial statements. Actual results may differ materially from those estimates. We review our estimates on an ongoing basis based on information currently available, and changes in facts and circumstances may cause us to revise these estimates.

Revenue Recognition

Pursuant to Staff Accounting Bulletin No. 104 ("SAB 104"), the SEC Staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exist; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured. Consistent with SAB 104, our policy recognizes revenue from equipment rentals in the period earned on a straight-line basis, over the contract term, regardless of the timing of the billing to customers. A rental contract term can be daily, weekly or monthly. Because the term of the contracts can extend across multiple financial reporting periods, we record unbilled rental revenue and deferred revenue at the end of reporting periods so that rental revenues earned are appropriately stated in the periods presented. Revenue from the sale of new and used equipment and parts is recognized at the time of delivery to, or pick-up by, the customer and when all obligations under the sales contract have been fulfilled, risk of ownership has been transferred and collectibility is reasonably assured. Services revenue is recognized at the time the services are rendered. Other revenues consist primarily of billings to customers for rental equipment delivery and damage waiver charges and are recognized at the time an invoice is generated and after the service has been provided.

Inventories

New and used equipment inventories are stated at the lower of cost or market, with cost determined by specific-identification. Inventories of parts and supplies are stated at the lower of the average cost or market.

Long-lived Assets, Goodwill and Intangible Assets

Rental Equipment

The rental equipment we purchase is stated at cost and is depreciated over the estimated useful lives of the equipment using the straight-line method. Estimated useful lives vary based upon type of equipment. Generally, we depreciate cranes and aerial work platforms over a ten year estimated useful life, earthmoving equipment over a five year estimated useful life with a 25% salvage value, and industrial lift trucks over a seven year estimated useful life. Attachments and other smaller type equipment are depreciated generally over a three year estimated useful life. We periodically evaluate the appropriateness of remaining depreciable lives and any salvage value assigned to rental equipment.

Ordinary repair and maintenance costs and property taxes are charged to operations as incurred. However, expenditures for additions or improvements that significantly extend the useful life of the asset are capitalized in the period incurred. When rental equipment is sold or disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gains or losses are included in income. We receive individual offers for fleet on a continual basis, at which time we perform an analysis on whether or not to accept the offer. The rental equipment is not transferred to inventory under the held for sale model as the equipment is used to generate revenues until the equipment is sold.

Property and Equipment

Property and equipment are recorded at cost and are depreciated over the assets' estimated useful lives using the straight-line method. Ordinary repair and maintenance costs are charged to operations as incurred. However, expenditures for additions or improvements that significantly extend the useful life of the asset are capitalized in the period incurred. At the time assets are sold or disposed of, the cost and accumulated depreciation are removed from their respective accounts and the related gains or losses are reflected in income.

We capitalize interest on qualified construction projects. Costs associated with internally developed software are accounted for in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, *Internal-Use Software* ("ASC 350-40"), which provides guidance for the treatment of costs associated with computer software development and defines the types of costs to be capitalized and those to be expensed.

We periodically evaluate the appropriateness of remaining depreciable lives assigned to property and equipment. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the remaining term of the lease, whichever is shorter. Generally, we assign the following estimated useful lives to these categories:

Category	Estimated Useful Life
Transportation equipment	5 years
Buildings	39 years
Office equipment	5 years
Computer equipment	3 years
Machinery and equipment	7 years

In accordance with ASC 360, *Property, Plant and Equipment* ("ASC 360"), when events or changes in circumstances indicate that the carrying amount of our rental fleet and property and equipment might not be recoverable, the expected future undiscounted cash flows from the assets are estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined based on discounted cash flows or appraised values, as appropriate. We did not record any impairment losses related to our rental equipment or property and equipment during 2012, 2011 or 2010.

Goodwill

We have made acquisitions in the past that included the recognition of goodwill, which was determined based upon previous accounting principles. Pursuant to ASC 350, *Intangibles-Goodwill and Other* ("ASC 350"), effective January 1, 2009, goodwill is recorded as the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired.

We evaluate goodwill for impairment at least annually, or more frequently if triggering events occur or other impairment indicators arise which might impair recoverability. Impairment of goodwill is evaluated at the reporting unit level. A reporting unit is defined as an operating segment (i.e. before aggregation or combination), or one level below an operating segment (i.e. a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. We have identified two components within our Rental operating segment and have determined that each of our other operating segments (New, Used, Parts and Service) represent a reporting unit, resulting in six total reporting units.

In September 2011, the FASB issued ASU 2011-08, *Intangibles-Goodwill and Other (Topic 350)-Testing Goodwill for Impairment* ("ASU 2011-08"), to allow entities to first use a qualitative approach to test goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not (a likelihood of greater than 50%) that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, the currently prescribed two-step goodwill test must be performed. Otherwise, the two-step goodwill impairment test is not required. We adopted ASU 2011-08 in conjunction with our annual impairment test as of October 1, 2011. We performed a qualitative assessment in 2011 and 2012 and determined that it is more likely than not that the fair value of our reporting units exceed their respective carrying values at the October 1, 2011 and 2012 valuation dates and, therefore, did not perform the prescribed two-step goodwill impairment test. We considered various factors in performing the qualitative test, including macroeconomic conditions, industry and market considerations, the overall financial performance of our reporting units, the Company's stock price and the excess amount or "cushion" between our reporting unit's fair value and carrying value as indicated on our most recent quantitative assessment.

Based upon improving macroeconomic conditions and positive trends within our industry and market during 2011 and 2012, combined with continuing positive operating results in comparison to prior periods and our internal forecasts, and with consideration of the cushion between the reporting unit's fair value and carrying value from our most recent quantitative analysis, we determined that it is more likely than not that the fair value of our reporting units exceeds their respective carrying values at the October 1, 2011 and 2012 valuation dates and there was no goodwill impairment at October 1, 2011 and 2012.

To determine if any of our reporting units are impaired under the prescribed two-step goodwill test, we must determine whether the fair value of each of our reporting units is greater than their respective carrying value. If the fair value of a reporting unit is less than its carrying value, then the implied fair value of goodwill must be calculated and compared to its carrying value to measure the amount of impairment. The implied fair value of goodwill is calculated by allocating the fair value of the reporting unit to all assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination (purchase price allocation). The excess of the fair value of the reporting unit over the amounts assigned is the implied fair value of goodwill. If the carrying amount of the goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized for the excess amount.

We determine the fair value of our reporting units using a discounted cash flow analysis or by applying various market multiples or a combination thereof. There were no changes in the carrying amount of goodwill for our reporting units for the years ended December 31, 2012, 2011 and 2010.

Closed Branch Facility Charges

We continuously monitor and identify branch facilities with revenues and operating margins that consistently fall below Company performance standards. Once identified, we continue to monitor these branches to determine if operating performance can be improved or if the performance is attributable to economic factors unique to the particular market with unfavorable long-term prospects. If necessary, branches with unfavorable long-term prospects are closed and the rental fleet and new and used equipment inventories are deployed to more profitable branches within our geographic footprint where demand is higher.

We closed one branch during the year ended December 31, 2010, three branches during 2011 and one branch during 2012 in markets where long-term prospects did not support continued operations. Under ASC 420, *Exit or Disposal Cost Obligations* ("ASC 420"), exit costs include, but are not limited to, the following: (a) one-time termination benefits; (b) contract termination costs, including costs that will continue to be incurred under operating leases that have no future economic benefit; and (c) other associated costs. A liability for costs associated with an exit or disposal activity is recognized and measured at its fair value in the period in which the liability is incurred, except for one-time termination benefits that are incurred over time. Although we do not expect to incur material charges related to branch closures, additional charges are possible to the extent that actual future settlements differ from our estimates of such costs. Costs incurred for the closed branches in 2010, 2011 and 2012 did not have a material impact on the Company's consolidated financial statements. As of the date of this Annual Report on Form 10-K, the Company has not identified any other branch facilities with a more than likely probability of closing where the associated costs pursuant to ASC 420 are expected to be material.

Deferred Financing Costs and Initial Purchasers' Discounts

Deferred financing costs include legal, accounting and other direct costs incurred in connection with the issuance, and amendments thereto, of the Company's debt. These costs are amortized over the terms of the related debt using the straight-line method which approximates amortization using the effective interest method. Initial purchasers' discount, or underwriters' discount, is the differential between the price paid to an issuer for the new issue and the prices at which the securities are initially offered to the investing public. The amortization expense of deferred financing costs and accretion of initial purchasers' discounts are included in interest expense as an overall cost of the related financings. As further described in note 8 to the consolidated financial statements, we incurred approximately $1.7 million in financing costs in connection with our 2012 senior unsecured notes offering. Initial purchasers' discount totaled $9.3 million. As further described in note 9 to the consolidated financial statements, we incurred approximately $1.5 million in transaction costs related to the 2012 amendments to our senior secured credit facility (the "Credit Facility").

Reserves for Claims

We are exposed to various claims relating to our business, including those for which we provide self-insurance. Claims for which we self-insure include: (1) workers compensation claims; (2) general liability claims by third parties for injury or property damage caused by our equipment or personnel; (3) automobile liability claims; and (4) employee health insurance claims. These types of claims may take a substantial amount of time to resolve and, accordingly, the ultimate liability associated with a particular claim, including claims incurred but not reported as of a period-end reporting date, may not be known for an extended period of time. Our methodology for developing self-insurance reserves is based on management estimates and independent third party actuarial estimates. Our estimation process considers, among other matters, the cost of known claims over time, cost inflation and incurred but not reported claims. These estimates may change based on, among other things, changes in our claim history or receipt of additional information relevant to assessing the claims. Further, these estimates may prove to be inaccurate due to factors such as adverse judicial determinations or other claim settlements at higher than estimated amounts. Accordingly, we may be required to increase or decrease our reserve levels. At December 31, 2012, our claims reserves related to workers compensation, general liability and automobile liability, which are included in "Accrued expenses and other liabilities" in our consolidated balance sheets, totaled $3.5 million and our health insurance reserves totaled $1.4 million. At December 31, 2011, our claims reserves related to workers compensation, general liability and automobile liability totaled $2.9 million and our health insurance reserves totaled $1.2 million.

Sales Taxes

We impose and collect significant amounts of sales taxes concurrent with our revenue-producing transactions with customers and remit those taxes to the various governmental agencies as prescribed by the taxing jurisdictions in which we operate. We present such taxes in our consolidated statements of operations on a net basis.

Advertising

Advertising costs are expensed as incurred and totaled $0.4 million, $0.2 million and $0.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Shipping and Handling Fees and Costs

Shipping and handling fees billed to customers are recorded as revenues while the related shipping and handling costs are included in other cost of revenues.

Income Taxes

The Company files a consolidated federal income tax return with its wholly-owned subsidiaries. The Company is a C-Corporation under the provisions of the Internal Revenue Code. We utilize the asset and liability approach to measuring deferred tax assets and liabilities based on temporary differences existing at each balance sheet date using currently enacted tax rates in accordance with ASC 740. ASC 740 takes into account the differences between financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rate is recognized as income or expense in the period that includes the enactment date of that rate.

In accordance with ASC 740, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax provisions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes both interest and penalties related to uncertain tax positions as part of the income tax provision.

Our deferred tax calculation requires management to make certain estimates about future operations. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Fair Value of Financial Instruments

The carrying value of financial instruments reported in the accompanying consolidated balance sheets for cash, accounts receivable, accounts payable and accrued expenses payable and other liabilities approximate fair value due to the immediate or short-term nature or maturity of these financial instruments. The fair value of our letter of credit is based on fees currently charged for similar agreements. The carrying amounts and fair values of our other financial instruments subject to fair value disclosures as of December 31, 2012 and 2011 are presented in the table below (amounts in thousands) and have been calculated based upon market quotes and present value calculations based on market rates.

	December 31, 2012	
	Carrying Amount	Fair Value
Manufacturer flooring plans payable with interest computed at 5.25%	$ 50,839	$ 44,232
Senior unsecured notes with interest computed at 7.0%	530,000	564,450
Capital leases payable with interest computed at 5.929% to 9.55%	2,447	1,919
Letter of credit	-	162
	December 31, 2011	
	Carrying Amount	Fair Value
Manufacturer flooring plans payable with interest computed at 5.38%	$ 58,318	$ 52,069
Senior unsecured notes with interest computed at 8.375%	250,000	252,500
Capital leases payable with interest computed at 5.929% to 9.55%	2,605	1,839
Letter of credit	-	192

Concentrations of Credit and Supplier Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Credit risk can be negatively impacted by adverse changes in the economy or by disruptions in the credit markets. However, we believe that credit risk with respect to trade accounts receivable is somewhat mitigated by our large number of geographically diverse customers and our credit evaluation procedures. Although generally no collateral is required, when feasible, mechanics' liens are filed and personal guarantees are signed to protect the Company's interests. We maintain reserves for potential losses.

We record trade accounts receivables at sales value and establish specific reserves for certain customer accounts identified as known collection problems due to insolvency, disputes or other collection issues. The amounts of the specific reserves estimated by management are based on the following assumptions and variables: the customer's financial position, age of the customer's receivables and changes in payment schedules. In addition to the specific reserves, management establishes a non-specific allowance for doubtful accounts by applying specific percentages to the different receivable aging categories (excluding the specifically reserved accounts). The percentage applied against the aging categories increases as the accounts become further past due. The allowance for doubtful accounts is charged with the write-off of uncollectible customer accounts.

We purchase a significant amount of equipment from the same manufacturers with whom we have distribution agreements. During the year ended December 31, 2012, we purchased approximately 60% from three manufacturers (Grove/Manitowoc, Komatsu, and Genie Industries (Terex)) providing our rental and sales equipment. We believe that while there are alternative sources of supply for the equipment we purchase in each of the principal product categories, termination of one or more of our relationships with any of our major suppliers of equipment could have a material adverse effect on our business, financial condition or results of operation if we were unable to obtain adequate or timely rental and sales equipment.

Earnings (Loss) per Share

Earnings (loss) per common share for the years ended December 31, 2012, 2011 and 2010 are based on the weighted average number of common shares outstanding during the period. The effects of potentially dilutive securities that are anti-dilutive are not included in the computation of dilutive income (loss) per share. The following table sets forth the computation of basic and diluted net income (loss) per common share for the years ended December 31, (amounts in thousands, except per share amounts):

	2012	2011	2010
Basic net income (loss) per share:			
Net income (loss)	$ 28,836	$ 8,926	$ (25,460)
Weighted average number of common shares outstanding	34,890	34,759	34,668
Net income (loss) per common share — basic	$ 0.83	$ 0.26	$ (0.73)
Diluted net income (loss) per share:			
Net income (loss)	$ 28,836	$ 8,926	$ (25,460)
Weighted average number of common shares outstanding	34,890	34,759	34,668
Effect of dilutive securities:			
Effect of dilutive non-vested stock	88	128	—
Weighted average number of common shares outstanding — diluted	34,978	34,887	34,668
Net income (loss) per common share — diluted	$ 0.82	$ 0.26	$ (0.73)
Common shares excluded from the denominator as anti-dilutive:			
Stock options	51	51	51
Non-vested stock	65	—	330

Stock-Based Compensation

We adopted our 2006 Stock-Based Incentive Compensation Plan (the "Stock Incentive Plan") in January 2006 prior to our initial public offering of common stock. The Stock Incentive Plan was further amended and restated with the approval of our stockholders at the 2006 annual meeting of the stockholders of the Company to provide for the inclusion of non-employee directors as persons eligible to receive awards under the Stock Incentive Plan. Prior to the adoption of the Stock Incentive Plan in January 2006, no share-based payment arrangements existed. The Stock Incentive Plan is administered by the Compensation Committee of our Board of Directors, which selects persons eligible to receive awards and determines the number of shares and/or options subject to each award, the terms, conditions, performance measures, if any, and other provisions of the award. Under the Stock Incentive Plan, we may offer deferred shares or restricted shares of our common stock and grant options, including both incentive stock options and nonqualified stock options, to purchase shares of our common stock. Shares available for future stock-based payment awards under our Stock Incentive Plan were 3,720,401 shares of common stock as of December 31, 2012.

We account for our stock-based compensation plan using the fair value recognition provisions of ASC 718, *Stock Compensation* ("ASC 718"). Under the provisions of ASC 718, stock-based compensation is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite employee service period (generally the vesting period of the grant).

Non-vested Stock

From time to time, we issue shares of non-vested stock typically with vesting terms of three years. The following table summarizes our non-vested stock activity for the years ended December 31, 2012 and 2011:

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested stock at January 1, 2011	329,937	$ 8.57
Granted	109,275	$ 14.46
Vested	(148,252)	$ 8.69
Forfeited	(12,326)	$ 9.54
Non-vested stock at December 31, 2011	278,634	$ 10.77
Granted	108,678	$ 15.16
Vested	(151,416)	$ 9.48
Forfeited	(5,481)	$ 12.35
Non-vested stock at December 31, 2012	230,415	$ 13.65

As of December 31, 2012, we had unrecognized compensation expense of approximately $3.4 million related to non-vested stock award payments that we expect to be recognized over a weighted average period of 2.0 years.

The following table summarizes compensation expense related to stock-based awards included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, (amounts in thousands):

	2012	2011	2010
Compensation expense	$ 1,806	$ 1,328	$ 1,030

We receive a tax deduction when non-vested stock vests at a higher value than the value used to recognize compensation expense at the date of grant. In accordance with ASC 718, we are required to report excess tax benefits from the award of equity instruments as financing cash flows. Excess tax benefits will be recorded when a deduction reported for tax return purposes for an award of equity instruments exceeds the cumulative compensation cost for the instruments recognized for financial reporting purposes.

Stock Options

No stock options were granted during 2012, 2011 or 2010. At December 31, 2012, we had no unrecognized compensation expense related to prior stock option awards.

The following table summarizes compensation expense related to stock-based awards included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, (amounts in thousands):

	2012	2011	2010
Compensation expense	$ 56	$ —	$ 9

The following table represents stock option activity for the years ended December 31, 2012 and 2011:

	Number of Shares	Weighted Average Exercise Price[(1)]	Weighted Average Contractual Life In Years
Outstanding options at January 1, 2011	51,000	$ 17.80	
Granted	—	—	
Exercised	—	—	
Canceled, forfeited or expired	—	—	
Outstanding options at December 31, 2011	51,000	$ 17.80	4.5
Granted	—	—	
Exercised	—	—	
Canceled, forfeited or expired	—	—	
Outstanding options at December 31, 2012	51,000	$ 17.80	3.5
Options exercisable at December 31, 2012	51,000	$ 17.80	3.5

(1) Weighted average exercise prices shown above include a reduction of $7.00 per share to reflect the equitable adjustment to the exercise prices in connection with the declaration and payment of a special, one-time cash dividend of $7.00 per share in the third quarter of 2012.

In connection with the Company's payment of the special, one-time cash dividend of $7.00 per share in 2012, the exercise prices of all outstanding stock options grants were adjusted downward by $7.00 per share. The modification of stock options resulted in an additional $0.1 million of stock compensation expense.

The closing price of our common stock on December 31, 2012 was $15.07. All options outstanding at December 31, 2012 have grant date fair values (as adjusted for the $7.00 per share reduction in exercise price) which exceed our December 31, 2012 closing stock price.

We receive a tax deduction for stock option exercises during the period in which the options are exercised, generally for the excess of the price at which the stock is sold over the exercise price of the options.

Purchases of Company Common Stock

Purchases of our common stock are accounted for as treasury stock in the accompanying consolidated balance sheets using the cost method. Repurchased stock is included in authorized shares, but is not included in shares outstanding.

Segment Reporting

We have determined in accordance with ASC 280, *Segment Reporting* ("ASC 280") that we have five reportable segments. We derive our revenues from five principal business activities: (1) equipment rentals; (2) new equipment sales; (3) used equipment sales; (4) parts sales; and (5) repair and maintenance services. These segments are based upon how we allocate resources and assess performance. See note 17 to the consolidated financial statements regarding our segment information.

Recent Accounting Pronouncements

There are no recently issued accounting pronouncements that are expected to affect the Company's financial reporting.

(3) Receivables

Receivables consisted of the following at December 31, (amounts in thousands):

	2012	2011
Trade receivables	$ 141,698	$ 107,907
Unbilled rental revenue	4,465	2,989
Income tax receivables	93	14
Other	4	10
	146,260	110,920
Less allowance for doubtful accounts	(4,593)	(5,581)
Total receivables, net	$ 141,667	$ 105,339

We charge off customer account balances when we have exhausted reasonable collection efforts and determined that the likelihood of collection is remote.

(4) Inventories

Inventories consisted of the following at December 31, (amounts in thousands):

	2012	2011
New equipment	$ 55,798	$ 45,939
Used equipment	8,643	6,633
Parts, supplies and other	15,529	12,579
Total inventories, net	$ 79,970	$ 65,151

The above amounts are net of reserves for inventory obsolescence at December 31, 2012 and 2011 totaling $0.6 million and $0.9 million, respectively.

(5) Property and Equipment

Net property and equipment consisted of the following at December 31, (amounts in thousands):

	2012	2011
Land	$ 6,833	$ 6,833
Transportation equipment	52,816	43,303
Building and leasehold improvements	32,419	18,444
Office and computer equipment	44,288	39,095
Machinery and equipment	9,159	8,552
Property under capital leases	3,217	3,217
Construction in progress	5,558	5,381
	154,290	124,825
Less accumulated depreciation and amortization	(68,101)	(62,050)
Total net property and equipment	$ 86,189	$ 62,775

Total depreciation and amortization on property and equipment was $13.5 million, $12.3 million and $13.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. Included in the office and computer equipment category above at December 31, 2012 and 2011 is approximately $26.9 million of capitalized costs, including $0.6 million, of capitalized interest, related to the implementation of our enterprise resource planning system. Unamortized computer software costs related to the enterprise resource planning system at December 31, 2012 and 2011 was $15.3 million and $19.1 million, respectively, while related amortization expense in 2012 and 2011 totaled $3.8 million each year. The enterprise resource planning system was substantially complete and ready for its intended use on or around January 19, 2010. Interest costs capitalized for the year ended December 31, 2012 and 2011 were $0.2 million and $0.1 million, respectively. Amounts capitalized in 2012 relate primarily to the construction of the Company's new corporate headquarters and the consolidation of the Company's Baton Rouge and Gonzales, Louisiana branch facilities, which was completed in the fourth quarter of 2012.

(6) Manufacturer Flooring Plans Payable

Manufacturer flooring plans payable are financing arrangements for inventory and rental equipment. The interest cost incurred on the manufacturer flooring plans ranged between 0% to the prime rate (3.25% at December 31, 2012) plus an applicable margin at December 31, 2012. Certain manufacturer flooring plans provide for a one to twelve-month reduced interest rate term or a deferred payment period. We recognize interest expense based on the effective interest method. We make payments in accordance with the original terms of the financing agreements. However, we routinely sell equipment that is financed under manufacturer flooring plans prior to the original maturity date of the financing agreement. The related manufacturer flooring plan payable is then paid at the time the equipment being financed is sold. The manufacturer flooring plans payable are secured by the equipment being financed.

Maturities (based on original financing terms) of the manufacturer flooring plans payable as of December 31, 2012 for each of the next five years ending December 31 are as follows (amounts in thousands):

2013	$ 31,871
2014	14,724
2015	4,244
2016	—
2017	—
Thereafter	—
Total	$ 50,839

(7) Accrued Expenses Payable and Other Liabilities

Accrued expenses payable and other liabilities consisted of the following at December 31, (amounts in thousands):

	2012	2011
Payroll and related liabilities	$ 16,883	$ 13,384
Sales, use and property taxes	6,036	5,452
Accrued interest	14,338	10,078
Accrued insurance	3,357	2,782
Deferred revenue	4,015	3,640
Other	5,893	3,154
Total accrued expenses payable and other liabilities	$ 50,522	$ 38,490

(8) Senior Unsecured Notes

On August 20, 2012, the Company closed on its offering of $530 million aggregate principal amount of 7% senior notes due 2022 (the "New Notes") in an unregistered offering. The New Notes and related guarantees were offered in a private placement solely to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), or outside the United States to persons other than "U.S. persons" in compliance with Regulation S under the Securities Act.

Net proceeds, after deducting $9.3 million of initial purchasers' discount, to the Company from the sale of the New Notes totaled approximately $520.7 million. The Company used a portion of the net proceeds from the sale of the New Notes to repurchase $158.7 million of its $250 million aggregate principal amount of 8 3/8% Senior Notes due 2016 (the "Old Notes") in early settlement of a tender offer and consent solicitation (the "Tender Offer") that the Company launched on August 6, 2012. Holders who tendered their Old Notes prior to the early tender deadline received $1,031.67 per $1,000 principal amount of Old Notes tendered, plus accrued and unpaid interest to the date of repurchase. Having received the requisite consents from the holders of the Old

Notes in the Tender Offer, the Company, certain of its subsidiaries and The Bank of New York Mellon Trust Company, N.A., as trustee, executed a supplemental indenture (the "Supplemental Indenture") amending the indenture relating to the Old Notes. The Supplemental Indenture eliminated substantially all of the restrictive covenants and certain events of default from the indenture relating to the Old Notes. Also on August 20, 2012, the Company satisfied and discharged its obligations under the indenture relating to the Old Notes and issued a notice of redemption for the remaining outstanding principal amount of the Old Notes. On September 19, 2012, the Company redeemed the remaining $91.3 million principal amount outstanding of the Old Notes at a redemption price equal to 102.792% of the aggregate principal amount of the Old Notes to be redeemed, plus accrued and unpaid interest on the Old Notes to the redemption date.

The Company used the remaining net proceeds of the offering of the New Notes to pay on September 19, 2012 a special, one-time cash dividend. Actual dividends paid totaled approximately $244.4 million, representing $7.00 per share paid on 34,911,455 outstanding shares of common stock of the Company. Dividends on 232,431 outstanding shares of non-vested common stock totaling an estimated $1.5 million are to be paid upon vesting of those shares pursuant to their respective stock awards' terms and conditions.

In connection with the above transactions, the Company recorded a one-time loss on the early extinguishment of debt in 2012 of approximately $10.2 million, or approximately $6.6 million after-tax, reflecting payment of $5.0 million of tender premiums and $2.6 million to redeem the Old Notes that remained outstanding following completion of the Tender Offer, combined with the write-off of approximately $2.6 million of unamortized deferred financing costs related to the Old Notes. Transaction costs incurred in connection with the offering of the New Notes totaled approximately $1.7 million.

The New Notes were issued at par and require semiannual interest payments on March 1st and September 1st of each year, commencing on March 1, 2013. No principal payments are due until maturity (September 1, 2022).

The New Notes are redeemable, in whole or in part, at any time on or after September 1, 2017 at specified redemption prices plus accrued and unpaid interest to the date of redemption. We may redeem up to 35% of the aggregate principal amount of the New Notes before September 1, 2015 with the net cash proceeds from certain equity offerings. We may also redeem the New Notes prior to September 1, 2017 at a specified "make-whole" redemption price plus accrued and unpaid interest to the date of redemption.

The New Notes rank equally in right of payment to all of our existing and future senior indebtedness and rank senior to any of our subordinated indebtedness. The New Notes are unconditionally guaranteed on a senior unsecured basis by all of our current and future significant domestic restricted subsidiaries. In addition, the New Notes are effectively subordinated to all of our and the guarantors' existing and future secured indebtedness, including the Credit Facility, to the extent of the assets securing such indebtedness, and are structurally subordinated to all of the liabilities and preferred stock of any of our subsidiaries that do not guarantee the New Notes.

If we experience a change of control, we will be required to offer to purchase the New Notes at a repurchase price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase.

The indenture governing the New Notes contains certain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to: (i) incur additional indebtedness, assume a guarantee or issue preferred stock; (ii) pay dividends or make other equity distributions or payments to or affecting our subsidiaries; (iii) purchase or redeem our capital stock; (iv) make certain investments; (v) create liens; (vi) sell or dispose of assets or engage in mergers or consolidations; (vii) engage in certain transactions with subsidiaries or affiliates; (viii) enter into sale-leaseback transactions; and (ix) engage in certain business activities. Each of the covenants is subject to exceptions and qualifications. As of December 31, 2012, we were in compliance with these covenants.

Pursuant to a registration rights agreement entered into between the Company, the guarantors of the New Notes and the initial purchasers of the New Notes, we agreed to make an offer to exchange (the "Exchange

Offer") the New Notes and guarantees for registered, publicly tradable notes and guarantees that have terms identical in all material respects to the New Notes (except that the exchange notes will not contain any transfer restrictions). On December 7, 2012, the Company and the guarantors filed a Form S-4 Registration Statement, as subsequently amended on January 10, 2013, with respect to the Exchange Offer. Upon the Form S-4 Registration Statement being declared effective by the Securities and Exchange Commission, the Company will launch the Exchange Offer.

(9) Senior Secured Credit Facility

We and our subsidiaries are parties to the senior secured Credit Facility with General Electric Capital Corporation as agent, and the lenders named therein (the "Lenders"). On February 29, 2012, the Company amended its existing $320.0 million credit facility ("Amendment No. 1") with its Lenders. Amendment No. 1 (i) permitted the refinancing of the Old Notes in an amount not less than $200.0 million and not greater than the outstanding principal amount of such notes at the time of such refinancing and with no amortization or final maturity prior to the date six months following the maturity of the Credit Agreement, (ii) extended the maturity date of the Credit Facility from July 29, 2015 to the earlier to occur of, *inter alia*, February 29, 2017, and, unless previously refinanced, the date that is six months prior to the maturity of the Old Notes (giving effect to any extensions thereof), (iii) provides that the unused commitment fee margin will be either 0.50% or 0.375%, depending on the ratio of the average of the daily closing balances of the aggregate revolving loans, swing line loans and letters of credit outstanding during each month to the aggregate commitments for the revolving loans, swing line loans and letters of credit, (iv) lowered the interest rate (a) in the case of index rate revolving loans, to the index rate plus an applicable margin of 1.00% to 1.50% depending on the leverage ratio and (b) in the case of LIBOR revolving loans, to LIBOR plus an applicable margin of 2.00% to 2.50%, depending on the leverage ratio, (v) lowered the margin applicable to the letter of credit fee to between 2.00% and 2.50%, depending on the leverage ratio, and (vi) added provisions whereby the Company represents that it, its subsidiaries and other related parties are in compliance with federal anti-terrorism laws and regulations. Total transaction costs on Amendment No. 1 totaled approximately $0.8 million.

On August 9, 2012, the Company amended the Credit Facility by entering into Amendment No. 2 to the Credit Facility ("Amendment No. 2"). Amendment No. 2, among other things, (i) permitted the refinancing of the Old Notes in an amount not less than $200.0 million and not greater than $530 million and with no amortization or final scheduled maturity prior to the date six months following the maturity of the Credit Facility, (ii) changed the maturity date of the Credit Facility to the earlier to occur of February 29, 2017, and the date that is six months prior to the scheduled maturity of the New Notes (giving effect to any extensions thereof) (subject to earlier termination upon the occurrence of, under certain circumstances, an event of default or prepayment in full of the amounts owing under the Credit Facility), (iii) permitted the special, one-time cash dividend by the Company that was paid on September 19, 2012.

On August 17, 2012, the Company again amended the Credit Facility by entering into Amendment No. 3 to the Credit Facility (Amendment No. 3"), which, among other things, exercised the Credit Facility's existing incremental facility by $82.5 million, increasing the Lenders' aggregate revolving loan commitments from $320.0 million to $402.5 million. Total transaction costs related to Amendment No. 2 and Amendment No. 3 totaled approximately $0.7 million.

As amended, the Credit Facility provides, among other things, a $402.5 million senior secured asset based revolver which includes a $30.0 million letter of credit facility, and, after giving effect to the increase provided for in Amendment No. 3, a $47.5 million incremental facility. In addition, the borrowers under the Credit Facility remain the same, the Credit Facility remains secured by substantially all of the assets of the Company and its subsidiaries, and the Company and each of its subsidiaries continue to provide a guaranty of the obligations under the Credit Facility. The Credit Facility requires us to maintain a minimum fixed charge coverage ratio in the event that our excess borrowing availability is below approximately $50.3 million (as adjusted if the $47.5 million incremental facility is exercised). The Credit Facility also requires us to maintain a maximum total leverage ratio of 5.0 to 1.0, which is tested if excess availability is less than approximately $50.3 million (as adjusted if the $47.5 million incremental facility is exercised). As of December 31, 2012, we were in compliance with our financial covenants under the Credit Facility.

At December 31, 2012, the interest rate on the Credit Facility was based on a 3.25% U.S. Prime Rate plus 100 basis points and LIBOR plus 200 basis points. The weighted average interest rate at December 31, 2012 was 3.1%. At February 26, 2013, we had $381.1 million of available borrowings under our Credit Facility, net of $6.5 million of outstanding letters of credit.

(10) Capital Lease Obligations

As of December 31, 2012, we had two capital lease obligations, expiring in 2022 and 2029, respectively. Future minimum capital lease payments, in the aggregate, existing at December 31, 2012 for each of the next five years ending December 31 and thereafter are as follows (amounts in thousands):

2013	$ 333
2014	333
2015	333
2016	333
2017	333
Thereafter	1,963
Total minimum lease payments	3,628
Less: amount representing interest	(1,181)
Present value of minimum lease payments	$ 2,447

(11) Income Taxes

Our income tax provision (benefit) for the years ended December 31, 2012, 2011 and 2010, consists of the following (amounts in thousands):

	Current	Deferred	Total
Year ended December 31, 2012:			
U.S. Federal	$ —	$ 13,187	$ 13,187
State	400	2,025	2,425
	$ 400	$ 15,212	$ 15,612
Year ended December 31, 2011:			
U.S. Federal	$ —	$ 2,621	$ 2,621
State	262	332	594
	$ 262	$ 2,953	$ 3,215
Year ended December 31, 2010:			
U.S. Federal	$ —	$ (13,345)	$ (13,345)
State	329	(1,904)	(1,575)
	$ 329	$ (15,249)	$ (14,920)

Significant components of our deferred income tax assets and liabilities as of December 31 are as follows (amounts in thousands):

	2012	2011
Deferred tax assets:		
Accounts receivable	$ 1,755	$ 2,140
Inventories	241	336
Net operating losses	19,423	32,308
AMT and general business tax credits	1,356	1,356
Sec 263A costs	892	731
Accrued liabilities	3,708	3,236
Deferred compensation	1,126	645
Accrued interest	555	567
Stock-based compensation	534	398
Goodwill and intangible assets	5,026	5,756
Other assets	74	123
	34,690	47,596
Deferred tax liabilities:		
Property and equipment	(104,680)	(104,623)
Investments	(1,599)	(1,589)
	(106,279)	(106,212)
Net deferred tax liabilities	$ (71,589)	$ (58,616)

The reconciliation between income taxes computed using the statutory federal income tax rate of 35% to the actual income tax expense (benefit) is below for the years ended December 31 (amounts in thousands):

	2012	2011	2010
Computed tax at statutory rates	$ 15,557	$ (4,249)	$ (14,133)
Permanent items - other	741	415	317
Permanent items - excess of tax deductible goodwill	(2,130)	(2,130)	—
State income tax (benefit), net of federal tax effect	1,592	342	(1,023)
Increase in uncertain tax positions	(148)	339	—
Other	—	—	(81)
	$ 15,612	$ 3,215	$ (14,920)

At December 31, 2012, we had available federal net operating loss carry forwards of approximately $93.3 million, which expire in varying amounts from 2023 through 2030. We also had federal alternative minimum tax credit carry forwards at December 31, 2012 of approximately $0.8 million which do not expire and $0.5 million general business credit carry forwards that expire in varying amounts from 2025 and 2029.

Management has concluded that it is more likely than not that the deferred tax assets are fully realizable through future reversals of existing taxable temporary differences and future taxable income. Therefore, a valuation allowance is not required to reduce the deferred tax assets as of December 31, 2012.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follow (in thousands):

	2012	2011
Gross unrecognized tax benefits at January 1	$ 6,663	$ 6,498
Increases in tax positions taken in prior years	—	434
Decreases in tax positions taken in prior years	—	—
Increases in tax positions taken in current year	—	—
Decreases for tax positions taken in current year	—	—
Settlements with taxing authorities	(148)	(269)
Lapse in statute of limitations	—	—
Gross unrecognized tax benefits at December 31	$ 6,515	$ 6,663

The gross amount of unrecognized tax benefits as of December 31, 2012 includes $0.2 million of net unrecognized tax benefits that, if recognized, would affect the effective income tax rate. Consistent with our historical financial reporting, to the extent we incur interest income, interest expense, or penalties related to unrecognized income tax benefits, they are recorded in "Other net income or expense." At this time, we do not expect to recognize significant increases or decreases in unrecognized tax benefits during the next twelve months.

Our U.S. federal tax returns for 2005 and subsequent years remain subject to examination by tax authorities. We are also subject to examination in various state jurisdictions for 2007 and subsequent years. The examination of our Federal Tax Returns by the IRS for the tax years 2005 through 2009 recently concluded with no material adjustments resulting therefrom.

(12) Commitments and Contingencies

Operating Leases

As of December 31, 2012, we lease certain real estate related to our branch facilities as well as certain office equipment under non-cancelable operating lease agreements expiring at various dates through 2033. Our real estate leases provide for varying terms, including customary renewal options and base rental escalation clauses, for which the related rent expense is accounted for on a straight-line basis during the terms of the respective leases. Additionally, certain real estate leases may require us to pay maintenance, insurance, taxes and other expenses in addition to the stated rental payments. Rent expense on property leases and equipment leases under non-cancelable operating lease agreements for the years ended December 31, 2012, 2011 and 2010 amounted to approximately $12.8 million, $12.6 million and $11.8 million, respectively.

Future minimum operating lease payments existing at December 31, 2012 for each of the next five years ending December 31 and thereafter are as follows (amounts in thousands):

2013	$11,695
2014	10,856
2015	9,235
2016	8,210
2017	6,797
Thereafter	45,060
	$91,853

Legal Matters

We are also involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these various matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Letters of Credit

The Company had outstanding letters of credit issued under its Credit Facility totaling $6.5 million and $7.0 million as of December 31, 2012 and 2011, respectively. The 2012 letter of credit expired in January 2013, was renewed for $6.5 million and now expires in January 2014.

(13) Employee Benefit Plan

We offer substantially all of our employees' participation in a qualified 401(k)/profit-sharing plan in which we match employee contributions up to predetermined limits for qualified employees as defined by the plan. For the years ended December 31, 2012, 2011 and 2010, we contributed to the plan, net of employee forfeitures, $1.4 million, $1.2 million and $1.1 million, respectively.

(14) Deferred Compensation Plans

In 2001, we assumed in a business combination nonqualified employee deferred compensation plans under which certain employees had previously elected to defer a portion of their annual compensation. Upon assumption of the plans, the plans were amended to not allow further participant compensation deferrals. Compensation previously deferred under the plans is payable upon the termination, disability or death of the participants. At December 31, 2012, we had obligations remaining under one deferred compensation plan. All other plans have terminated pursuant to the provisions of each respective plan. The remaining plan accumulates interest each year at a bank's prime rate in effect at the beginning of January of each year. This rate remains constant throughout the year. The effective rate for the 2012 calendar plan year was 3.25%. The aggregate deferred compensation payable at December 31, 2012 and December 31, 2011 was approximately $2.0 million. Included in these amounts at December 31, 2012 and 2011 was accrued interest of $1.4 million and $1.5 million, respectively.

(15) Related Party Transactions

John M. Engquist, our Chief Executive Officer, and his sister, Kristan Engquist Dunne, each have a 29.2% beneficial ownership interest in a joint venture, from which we previously leased our Baton Rouge, Louisiana and Kenner, Louisiana branch facilities during the years ended December 31, 2012, 2011 and 2010. Four trusts in the names of the children of John M. Engquist and Kristan Engquist Dunne hold in equal amounts interests totaling 16.6% of such joint venture. The remaining 25% interest is beneficially owned by Mr. Engquist's mother. We paid such entity a total of $0.2 million, $0.2 million and $0.3 million in lease payments for the years ended December 31, 2012, 2011 and 2010, respectively. On January 11, 2011, we purchased the Kenner, Louisiana branch facility from the joint venture for approximately $1.6 million. The Baton Rouge lease expired on its terms effective December 31, 2012.

Mr. Engquist has a 50.0% ownership interest in T&J Partnership from which we lease our Shreveport, Louisiana facility. Mr. Engquist's mother beneficially owns 50% of the entity. In 2012, 2011 and 2010, we paid T&J Partnership a total of approximately $0.2 million each year in lease payments.

We are party to aircraft charter arrangements with Gulf Wide Aviation, in which Mr. Engquist has a 62.5% ownership interest. Mr. Engquist's mother and sister hold interests of 25% and 12.5%, respectively, in this entity. We pay an hourly rate plus fuel and expenses to Gulf Wide Aviation as well as a management service fee to an unrelated third party for the use of the aircraft by various members of our management. In each of the years ended December 31, 2012, 2011 and 2010, our payments in respect of charter (and related) costs to Gulf Wide Aviation totaled approximately $0.5 million, $0.4 million and $0.4 million, respectively.

Mr. Engquist has a 31.25% ownership interest in Perkins-McKenzie Insurance Agency, Inc. ("Perkins-McKenzie"), an insurance brokerage firm. Mr. Engquist's mother and sister have a 12.5% and 6.25% interest, respectively, in Perkins-McKenzie. Perkins-McKenzie brokers a substantial portion of our commercial liability insurance. As the broker, Perkins-McKenzie receives from our insurance provider as a commission a portion of the premiums we pay to the insurance provider. Commissions paid to Perkins-McKenzie on our behalf as insurance broker totaled approximately $0.6 million, $0.5 million and $0.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

We purchase products and services from, and sell products and services to, B-C Equipment Sales, Inc., in which Mr. Engquist has a 50% ownership interest. In each of the years ended December 31, 2012, 2011 and 2010, our purchases totaled approximately $0.1 million, $0.2 million and $0.2 million, respectively, and our sales to B-C Equipment Sales, Inc. totaled approximately $0.1 million, $20,000 and $14,000, respectively.

Effective as of April 30, 2012, we entered into an Amendment to the Consulting Agreement, dated April 30, 2007, between the Company and Gary W. Bagley, Chairman of the Board of the Company (the "Agreement Amendment", and the consulting agreement as amended by the Agreement Amendment, the "Consulting Agreement"). This Agreement Amendment extended the term of Mr. Bagley's engagement as a consultant through December 31, 2012. The Consulting Agreement expired in accordance with its terms on December 31, 2012.

This Consulting Agreement provided for, among other things:

- a consulting fee of $167,000 per year together with a cost-of-living increase of 4% compounded annually, plus reimbursement of all reasonable and actual out-of-pocket expenses;
- welfare benefits, including medical, dental, life and disability insurance; and
- the protection of confidential information obtained during employment.

We expensed approximately $0.2 million for each of the years ended December 31, 2012, 2011 and 2010 related to the Consulting Agreement.

(16) Summarized Quarterly Financial Data (Unaudited)

The following is a summary of our unaudited quarterly financial results of operations for the years ended December 31, 2012 and 2011 (amounts in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter[2]	Fourth Quarter
2012:				
Total revenues	$ 173,665	$ 209,024	$ 204,509	$ 250,117
Operating income	12,271	23,477	25,035	28,458
Income before provision for income taxes	5,758	16,655	5,273	16,762
Net income	3,955	10,468	3,709	10,704
Basic net income per common share[1]	0.11	0.30	0.11	0.31
Diluted net income per common share[1]	0.11	0.30	0.11	0.31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011:				
Total revenues	$ 134,908	$ 184,335	$ 184,289	$ 217,019
Operating income (loss)	(2,880)	10,301	15,071	17,650
Income (loss) before provision (benefit) for income taxes	(9,764)	3,308	7,967	10,630
Net income (loss)	(6,473)	2,689	4,848	7,862
Basic net income (loss) per common share[1]	(0.19)	0.08	0.14	0.23
Diluted net income (loss) per common share[1]	(0.19)	0.08	0.14	0.23

---

(1) Because of the method used in calculating per share data, the summation of quarterly per share data may not necessarily total to the per share data computed for the entire year.

(2) As further discussed in Note 8 to the consolidated financial statements, the Company recorded in the third quarter of 2012 a $10.2 million, or $6.6 million after tax, charge for the early extinguishment of debt related to the repurchase and redemption of its $250 million senior unsecured notes.

(17) Segment Information

We have identified five reportable segments: equipment rentals, new equipment sales, used equipment sales, parts sales and service revenues. These segments are based upon how management of the Company allocates resources and assesses performance. Non-segmented revenues and non-segmented costs relate to equipment support activities including transportation, hauling, parts freight and damage-waiver charges and are not allocated to the other reportable segments. There were no sales between segments for any of the periods presented. Selling, general, and administrative expenses as well as all other income and expense items below gross profit are not generally allocated to our reportable segments.

We do not compile discrete financial information by our segments other than the information presented below. The following table presents information about our reportable segments (amounts in thousands):

	Years Ended December 31,		
	2012	2011	2010
Segment Revenues:			
Equipment rentals	$ 288,641	$ 228,038	$ 177,970
New equipment sales	241,721	220,211	167,303
Used equipment sales	104,563	85,347	62,286
Parts sales	99,621	94,511	86,686
Services revenues	56,554	53,954	49,629
Total segmented revenues	791,100	682,061	543,874
Non-Segmented revenues	46,215	38,490	30,280
Total revenues	$ 837,315	$ 720,551	$ 574,154
Segment Gross Profit (Loss):			
Equipment rentals	$ 135,623	$ 94,658	$ 59,193
New equipment sales	27,524	24,059	16,638
Used equipment sales	30,575	20,305	14,017
Parts sales	27,298	25,289	22,784
Services revenues	34,577	32,930	30,878
Total gross profit from revenues	255,597	197,241	143,510
Non-Segmented gross profit (loss)	1,705	(4,538)	(7,571)
Total gross profit	$ 257,302	$ 192,703	$ 135,939

	December 31,	
	2012	2011
Segment identified assets:		
Equipment sales	$ 64,441	$ 52,572
Equipment rentals	583,349	450,877
Parts and service	15,529	12,579
Total segment identified assets	663,319	516,028
Non-Segmented identified assets	279,080	237,277
Total assets	$ 942,399	$ 753,305

The Company operates primarily in the United States and our sales to international customers for the years ended December 31, 2012, 2011 and 2010 were 2.1%, 1.9% and 2.1%, respectively, of total revenues for the periods presented. No one customer accounted for more than 10% of our revenues on an overall or segmented basis for any of the periods presented.

(18) Consolidating Financial Information of Guarantor Subsidiaries

All of the indebtedness of H&E Equipment Services, Inc. is guaranteed by GNE Investments, Inc. and its wholly-owned subsidiary Great Northern Equipment, Inc., H&E Equipment Services (California), LLC, H&E California Holding, Inc., H&E Equipment Services (Mid-Atlantic), Inc. and H&E Finance Corp. The guarantor subsidiaries are all wholly-owned and the guarantees, made on a joint and several basis, are full and unconditional (subject to subordination provisions and subject to a standard limitation which provides that the maximum amount guaranteed by each guarantor will not exceed the maximum amount that can be guaranteed without making the guarantee void under fraudulent conveyance laws). There are no restrictions on H&E Equipment Services, Inc.'s ability to obtain funds from the guarantor subsidiaries by dividend or loan.

The consolidating financial statements of H&E Equipment Services, Inc. and its subsidiaries are included below. The financial statements for H&E Finance Corp. are not included within the consolidating financial statements because H&E Finance Corp. has no assets or operations.

CONDENSED CONSOLIDATING BALANCE SHEET

	As of December 31, 2012			
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
	(Amounts in thousands)			
Assets:				
Cash	$ 8,894	$ —	$ —	$ 8,894
Receivables, net	125,345	16,322	—	141,667
Inventories, net	71,407	8,563	—	79,970
Prepaid expenses and other assets	5,107	100	—	5,207
Rental equipment, net	485,177	98,172	—	583,349
Property and equipment, net	74,264	11,925	—	86,189
Deferred financing costs, net	5,049	—	—	5,049
Intangible assets, net	—	—	—	—
Investment in guarantor subsidiaries	160,005	—	(160,005)	—
Goodwill	2,548	29,526	—	32,074
Total assets	$937,796	$164,608	$(160,005)	$ 942,399
Liabilities and Stockholders' Equity:				
Amount due on senior secured credit facility	$157,719	$ —	$ —	$ 157,719
Accounts payable	34,786	1,333	—	36,119
Manufacturer flooring plans payable	50,389	450	—	50,839
Dividends payable	1,488	—	—	1,488
Accrued expenses payable and other liabilities	50,149	373	—	50,522
Senior unsecured notes	521,065	—	—	521,065
Capital leases payable	—	2,447	—	2,447
Deferred income taxes	71,589	—	—	71,589
Deferred compensation payable	1,975	—	—	1,975
Total liabilities	889,160	4,603	—	893,763
Stockholders' equity (deficit)	48,636	160,005	(160,005)	48,636
Total liabilities and stockholders' equity	$937,796	$164,608	$(160,005)	$ 942,399

CONDENSED CONSOLIDATING BALANCE SHEET

	As of December 31, 2011			
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
	(Amounts in thousands)			
Assets:				
Cash	$ 24,215	$ —	$ —	$ 24,215
Receivables, net	93,840	11,499	—	105,339
Inventories, net	55,052	10,099	—	65,151
Prepaid expenses and other assets	5,098	125	—	5,223
Rental equipment, net	366,568	84,309	—	450,877
Property and equipment, net	52,021	10,754	—	62,775
Deferred financing costs, net	5,640	—	—	5,640
Intangible assets, net	—	66	—	66
Investment in guarantor subsidiaries	139,089	—	(139,089)	—
Goodwill	4,493	29,526	—	34,019
Total assets	$746,016	$146,378	$(139,089)	$ 753,305
Liabilities and Stockholders' Equity:				
Amount due on senior secured credit facility	$ 16,055	$ —	$ —	$ 16,055
Accounts payable	59,095	3,911	—	63,006
Manufacturer flooring plans payable	58,249	69	—	58,318
Accrued expenses payable and other liabilities	37,786	704	—	38,490
Senior unsecured notes	250,000	—	—	250,000
Capital leases payable	—	2,605	—	2,605
Deferred income taxes	58,616	—	—	58,616
Deferred compensation payable	2,008	—	—	2,008
Total liabilities	481,809	7,289	—	489,098
Stockholders' equity (deficit)	264,207	139,089	(139,089)	264,207
Total liabilities and stockholders' equity	$746,016	$ 146,378	$(139,089)	$ 753,305

H&E EQUIPMENT SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Year Ended December 31, 2012			
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
	(Amounts in thousands)			
Revenues:				
Equipment rentals	$ 237,171	$ 51,470	$ —	$ 288,641
New equipment sales	212,544	29,177	—	241,721
Used equipment sales	83,742	20,821	—	104,563
Parts sales	85,137	14,484	—	99,621
Services revenues	49,037	7,517	—	56,554
Other	37,908	8,307	—	46,215
Total revenues	705,539	131,776	—	837,315
Cost of revenues:				
Rental depreciation	83,219	19,747	—	102,966
Rental expense	40,197	9,855	—	50,052
New equipment sales	188,251	25,946	—	214,197
Used equipment sales	58,604	15,384	—	73,988
Parts sales	61,988	10,335	—	72,323
Services revenues	19,362	2,615	—	21,977
Other	35,621	8,889	—	44,510
Total cost of revenues	487,242	92,771	—	580,013
Gross profit (loss):				
Equipment rentals	113,755	21,868	—	135,623
New equipment sales	24,293	3,231	—	27,524
Used equipment sales	25,138	5,437	—	30,575
Parts sales	23,149	4,149	—	27,298
Services revenues	29,675	4,902	—	34,577
Other	2,287	(582)	—	1,705
Gross profit	218,297	39,005	—	257,302
Selling, general and administrative expenses	139,775	29,878	—	169,653
Equity in loss of guarantor subsidiaries	(181)	—	181	—
Gain from sales of property and equipment, net	1,216	376	—	1,592
Income from operations	79,557	9,503	181	89,241
Other income (expense):				
Interest expense	(25,798)	(9,743)	—	(35,541)
Loss on early extinguishment of debt	(10,180)	—	—	(10,180)
Other, net	869	59	—	928
Total other expense, net	(35,109)	(9,684)	—	(44,793)
Income (loss) before income taxes	44,448	(181)	181	44,448
Income tax expense	15,612	—	—	15,612
Net income (loss)	$ 28,836	$ (181)	$ 181	$ 28,836

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Year Ended December 31, 2011			
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
	(Amounts in thousands)			
Revenues:				
Equipment rentals	$ 182,822	$ 45,216	$ —	$ 228,038
New equipment sales	200,298	19,913	—	220,211
Used equipment sales	70,485	14,862	—	85,347
Parts sales	80,153	14,358	—	94,511
Services revenues	47,325	6,629	—	53,954
Other	31,573	6,917	—	38,490
Total revenues	612,656	107,895	—	720,551
Cost of revenues:				
Rental depreciation	68,327	18,454	—	86,781
Rental expense	37,264	9,335	—	46,599
New equipment sales	178,413	17,739	—	196,152
Used equipment sales	52,978	12,064	—	65,042
Parts sales	58,827	10,395	—	69,222
Services revenues	18,658	2,366	—	21,024
Other	34,066	8,962	—	43,028
Total cost of revenues	448,533	79,315	—	527,848
Gross profit (loss):				
Equipment rentals	77,231	17,427	—	94,658
New equipment sales	21,885	2,174	—	24,059
Used equipment sales	17,507	2,798	—	20,305
Parts sales	21,326	3,963	—	25,289
Services revenues	28,667	4,263	—	32,930
Other	(2,493)	(2,045)	—	(4,538)
Gross profit	164,123	28,580	—	192,703
Selling, general and administrative expenses	126,880	26,474	—	153,354
Equity in loss of guarantor subsidiaries	(6,633)	—	6,633	—
Gain from sales of property and equipment, net	384	409	—	793
Income from operations	30,994	2,515	6,633	40,142
Other income (expense):				
Interest expense	(19,536)	(9,191)	—	(28,727)
Other, net	683	43	—	726
Total other expense, net	(18,853)	(9,148)	—	(28,001)
Income (loss) before income taxes	12,141	(6,633)	6,633	12,141
Income tax expense	3,215	—	—	3,215
Net income (loss)	$ 8,926	$(6,633)	$ 6,633	$ 8,926

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Year Ended December 31, 2010			
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
	(Amounts in thousands)			
Revenues:				
Equipment rentals	$ 141,180	$ 36,790	$ —	$ 177,970
New equipment sales	151,906	15,397	—	167,303
Used equipment sales	53,789	8,497	—	62,286
Parts sales	73,369	13,317	—	86,686
Services revenues	43,602	6,027	—	49,629
Other	24,786	5,494	—	30,280
Total revenues	488,632	85,522	—	574,154
Cost of revenues:				
Rental depreciation	61,507	17,076	—	78,583
Rental expense	32,485	7,709	—	40,194
New equipment sales	136,899	13,766	—	150,665
Used equipment sales	41,789	6,480	—	48,269
Parts sales	54,066	9,836	—	63,902
Services revenues	16,699	2,052	—	18,751
Other	29,878	7,973	—	37,851
Total cost of revenues	373,323	64,892	—	438,215
Gross profit (loss):				
Equipment rentals	47,188	12,005	—	59,193
New equipment sales	15,007	1,631	—	16,638
Used equipment sales	12,000	2,017	—	14,017
Parts sales	19,303	3,481	—	22,784
Services revenues	26,903	3,975	—	30,878
Other	(5,092)	(2,479)	—	(7,571)
Gross profit	115,309	20,630	—	135,939
Selling, general and administrative expenses	123,279	24,998	—	148,277
Equity in loss of guarantor subsidiaries	(13,972)	—	13,972	—
Gain from sales of property and equipment, net	389	54	—	443
Loss from operations	(21,553)	(4,314)	13,972	(11,895)
Other income (expense):				
Interest expense	(19,403)	(9,673)	—	(29,076)
Other, net	576	15	—	591
Total other expense, net	(18,827)	(9,658)	—	(28,485)
Loss before income taxes	(40,380)	(13,972)	13,972	(40,380)
Income tax benefit	(14,920)	—	—	(14,920)
Net loss	$ (25,460)	$(13,972)	$13,972	$ (25,460)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Year Ended December 31, 2012			
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
	(Amounts in thousands)			
Cash flows from operating activities:				
Net income (loss)	$ 28,836	$ (181)	$ 181	$ 28,836
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization on property and equipment	11,580	1,901	—	13,481
Depreciation on rental equipment	83,219	19,747	—	102,966
Amortization of deferred financing costs and note discount accretion	1,555	—	—	1,555
Amortization of intangible assets	—	66	—	66
Provision for losses on accounts receivable	—	3,480	—	3,480
Provision for inventory obsolescence	126	—	—	126
Provision for deferred income taxes	12,973	—	—	12,973
Stock-based compensation expense	1,862	—	—	1,862
Loss on early extinguishment of debt	10,180	—	—	10,180
Gain from sales of property and equipment, net	(1,216)	(376)	—	(1,592)
Gain from sales of rental equipment, net	(24,123)	(5,436)	—	(29,559)
Writedown of goodwill for tax-deductible goodwill in excess of book goodwill	1,944	—	—	1,944
Equity in loss of guarantor subsidiaries	181	—	(181)	—
Changes in operating assets and liabilities:				
Receivables, net	(31,505)	(8,303)	—	(39,808)
Inventories, net	(40,310)	(2,827)	—	(43,137)
Prepaid expenses and other assets	(9)	25	—	16
Accounts payable	(24,308)	(2,578)	—	(26,886)
Manufacturer flooring plans payable	(7,860)	381	—	(7,479)
Accrued expenses payable and other liabilities	12,363	(331)	—	12,032
Deferred compensation payable	(33)	—	—	(33)
Net cash provided by operating activities	35,455	5,568	—	41,023
Cash flows from investing activities:				
Purchases of property and equipment	(34,181)	(3,180)	—	(37,361)
Purchases of rental equipment	(224,802)	(43,427)	—	(268,229)
Proceeds from sales of property and equipment	1,574	484	—	2,058
Proceeds from sales of rental equipment	70,926	19,616	—	90,542
Investment in subsidiaries	(21,097)	—	21,097	—
Net cash used in investing activities	(207,580)	(26,507)	21,097	(212,990)
Cash flows from financing activities:				
Excess tax benefit (deficiency) from stock-based awards	293	—	—	293
Purchases of treasury stock	(694)	—	—	(694)
Dividends paid	(244,381)	—	—	(244,381)
Principal payments on senior unsecured notes	(257,576)	—	—	(257,576)
Proceeds from issuance of senior unsecured notes	520,725	—	—	520,725
Borrowing on senior secured credit facility	1,032,285	—	—	1,032,285
Payments on senior secured credit facility	(890,621)	—	—	(890,621)
Payments of deferred financing cost	(3,227)	—	—	(3,227)
Payments on capital lease obligations	—	(158)	—	(158)
Capital contributions	—	21,097	(21,097)	—
Net cash provided by (used in) financing activities	156,804	20,939	(21,097)	156,646
Net decrease in cash	(15,321)	—	—	(15,321)
Cash, beginning of year	24,215	—	—	24,215
Cash, end of year	$ 8,894	$ —	$ —	$ 8,894

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Year Ended December 31, 2011			
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
	(Amounts in thousands)			
Cash flows from operating activities:				
Net income (loss)	$ 8,926	$ (6,633)	$ 6,633	$ 8,926
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization on property and equipment	10,498	1,757	—	12,255
Depreciation on rental equipment	68,327	18,454	—	86,781
Amortization of deferred financing costs	1,388	—	—	1,388
Amortization of intangible assets	—	362	—	362
Provision for losses on accounts receivable	2,172	1,010	—	3,182
Provision for inventory obsolescence	210	—	—	210
Provision for deferred income taxes	2,697	—	—	2,697
Stock-based compensation expense	1,327	—	—	1,327
Gain from sales of property and equipment, net	(384)	(409)	—	(793)
Gain from sales of rental equipment, net	(16,002)	(2,786)	—	(18,788)
Equity in loss of guarantor subsidiaries	6,633	—	(6,633)	—
Changes in operating assets and liabilities:				
Receivables, net	(8,383)	(999)	—	(9,382)
Inventories, net	(20,500)	(1,061)	—	(21,561)
Prepaid expenses and other assets	3,381	76	—	3,457
Accounts payable	3,613	956	—	4,569
Manufacturer flooring plans payable	(16,633)	(107)	—	(16,740)
Accrued expenses payable and other liabilities	2,890	(399)	—	2,491
Deferred compensation payable	4	—	—	4
Net cash provided by operating activities	50,164	10,221	—	60,385
Cash flows from investing activities:				
Purchases of property and equipment	(15,757)	(2,676)	—	(18,433)
Purchases of rental equipment	(106,490)	(20,745)	—	(127,235)
Proceeds from sales of property and equipment	923	459	—	1,382
Proceeds from sales of rental equipment	50,177	13,181	—	63,358
Investment in subsidiaries	291	—	(291)	—
Net cash used in investing activities	(70,856)	(9,781)	(291)	(80,928)
Cash flows from financing activities:				
Excess tax benefit (deficiency) from stock-based awards	257	—	—	257
Purchases of treasury stock	(554)	—	—	(554)
Borrowing on senior secured credit facility	557,884	—	—	557,884
Payments on senior secured credit facility	(541,829)	—	—	(541,829)
Payments on capital lease obligations	—	(149)	—	(149)
Capital contributions	—	(291)	291	—
Net cash provided by (used in) financing activities	15,758	(440)	291	15,609
Net decrease in cash	(4,934)	—	—	(4,934)
Cash, beginning of year	29,149	—	—	29,149
Cash, end of year	$ 24,215	$ —	$ —	$ 24,215

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Year Ended December 31, 2010			
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
	(Amounts in thousands)			
Cash flows from operating activities:				
Net loss	$ (25,460)	$ (13,972)	$ 13,972	$ (25,460)
Adjustments to reconcile net loss to net cash provided by operating activities:				
Depreciation and amortization on property and equipment	11,239	1,885	—	13,124
Depreciation on rental equipment	61,507	17,076	—	78,583
Amortization of deferred financing costs	1,406	—	—	1,406
Amortization of intangible assets	—	559	—	559
Provision for losses on accounts receivable	2,609	555	—	3,164
Provision for inventory obsolescence	315	—	—	315
Provision for deferred income taxes	(13,227)	—	—	(13,227)
Stock-based compensation expense	1,039	—	—	1,039
Gain from sales of property and equipment, net	(389)	(54)	—	(443)
Gain from sales of rental equipment, net	(11,010)	(1,921)	—	(12,931)
Equity in loss of guarantor subsidiaries	13,972	—	(13,972)	—
Changes in operating assets and liabilities:				
Receivables, net	(31,833)	1,531	—	(30,302)
Inventories, net	(8,891)	2,129	—	(6,762)
Prepaid expenses and other assets	(1,603)	(77)	—	(1,680)
Accounts payable	26,616	2,955	—	29,571
Manufacturer flooring plans payable	(17,986)	176	—	(17,810)
Accrued expenses payable and other liabilities	(792)	(479)	—	(1,271)
Deferred compensation payable	63	—	—	63
Net cash provided by operating activities	7,575	10,363	—	17,938
Cash flows from investing activities:				
Purchases of property and equipment	(4,067)	(585)	—	(4,652)
Purchases of rental equipment	(60,504)	(12,745)	—	(73,249)
Proceeds from sales of property and equipment	588	(1)	—	587
Proceeds from sales of rental equipment	39,856	7,789	—	47,645
Investment in subsidiaries	4,691	—	(4,691)	—
Net cash used in investing activities	(19,436)	(5,542)	(4,691)	(29,669)
Cash flows from financing activities:				
Purchase of treasury stock	(212)	—	—	(212)
Payments of deferred financing costs	(2,888)	—	—	(2,888)
Payments on capital lease obligations	—	(140)	—	(140)
Principal payments on note payable	(1,216)	—	—	(1,216)
Capital contributions	—	(4,691)	4,691	—
Net cash used in financing activities	(4,316)	(4,831)	4,691	(4,456)
Net decrease in cash	(16,177)	(10)	—	(16,187)
Cash, beginning of year	45,326	10	—	45,336
Cash, end of year	$ 29,149	$ —	$ —	$ 29,149

(19) Subsequent Events

On January 29, 2013, the Company amended its Credit Facility to permit the issuance of the Add-on Notes (as defined below).

On February 4, 2013, the Company closed on its offering of $100 million aggregate principal amount of 7% senior notes due 2022 (the "Add-on Notes") in an unregistered offering through a private placement. The Add-on Notes were priced at 108.5% of the principal amount. Net proceeds from the offering of the Add-on Notes, including accrued interest from August 20, 2012, totaled approximately $110.4 million. The Company used the proceeds from the offering to repay indebtedness outstanding under its Credit Facility and for the payment of fees and expenses related to the offering.

The Add-on Notes bear interest at a rate of 7% per year and mature on September 1, 2022. Interest on the Add-on Notes accrues from August 20, 2012 and is payable on each March 1 and September 1, commencing March 1, 2013. No principal payments are due until maturity.

The Add-on Notes are redeemable, in whole or in part, at any time on or after September 1, 2017 at specified redemption prices plus accrued and unpaid interest to the date of redemption. We may redeem up to 35% of the aggregate principal amount of the Add-on Notes before September 1, 2015 with the net cash proceeds from certain equity offerings. We may also redeem the Add-on Notes prior to September 1, 2017 at a specified "make-whole" redemption price plus accrued and unpaid interest to the date of redemption.

The Add-on Notes are our senior unsecured obligations and rank equally in right of payment to all of our existing and future senior indebtedness and rank senior to any of our subordinated indebtedness. The Add-on Notes are unconditionally guaranteed on a senior unsecured basis by all of our current and future significant domestic restricted subsidiaries. In addition, the Add-on Notes are effectively subordinated to all of our and the guarantors' existing and future secured indebtedness, including the Credit Facility, to the extent of the assets securing such indebtedness, and are structurally subordinated to all of the liabilities and preferred stock of any of our subsidiaries that do not guarantee the Add-on Notes. The Add-on Notes were issued as additional notes under an indenture dated as of August 20, 2012 pursuant to which the Company previously issued the New Notes as described above. The Add-on Notes have identical terms to, rank equally with, and form a part of a single class of securities with the New Notes.

If we experience a change of control, we will be required to offer to purchase the Add-on Notes at a repurchase price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase.

Pursuant to a registration rights agreement entered into between the Company, the guarantors of the Add-on Notes and the initial purchaser of the Add-on Notes, we agreed to make an offer to exchange the Add-on Notes and guarantees for registered, publicly tradable notes and guarantees that have terms identical in all material respects to the Add-on Notes (except that the exchange notes will not contain any transfer restrictions).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or furnishes under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure.

Our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively) have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2012, our current disclosure controls and procedures were effective.

The design of any system of control is based upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all future events, no matter how remote, or that the degree of compliance with the policies or procedures may not deteriorate. Because of its inherent limitations, disclosure controls and procedures may not prevent or detect all misstatements. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) that occurred during the fourth quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of H&E Equipment Services, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Any evaluation or projection of effectiveness to future periods is also subject to risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012, based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, management concluded that, as of December 31, 2012, our internal control over financial reporting was effective based on these criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2012, has been audited by BDO USA, LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Date: March 5, 2013

/s/ John M. Engquist
John M. Engquist
Chief Executive Officer

/s/ Leslie S. Magee
Leslie S. Magee
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
H&E Equipment Services, Inc.
Baton Rouge, Louisiana

We have audited H&E Equipment Services, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). H&E Equipment Services, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, H&E Equipment Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of H&E Equipment Services, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 5, 2013 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

Dallas, Texas
March 5, 2013

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated herein by reference from the Company's definitive proxy statement for use in connection with the 2012 Annual Meeting of Stockholders (the "Proxy Statement") to be filed within 120 days after the end of the Company's fiscal year ended December 31, 2012.

We have adopted a code of conduct that applies to our Chief Executive Officer and Chief Financial Officer. This code of conduct is available on the Company's internet website at www.he-equipment.com. The information on our website is not a part of or incorporated by reference into this Annual Report on Form 10-K. If the Company makes any amendments to this code other than technical, administrative or other non-substantive amendments, or grants any waivers, including implicit waivers, from a provision of this code to the Company's Chief Executive Officer or Chief Financial Officer, the Company will disclose the nature of the amendment or waiver, its effective date and to whom it applies by posting such information on the Company's internet website at www.he-equipment.com.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference from the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference from the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference from the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated herein by reference from the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

(1) Financial Statements

The Company's consolidated financial statements listed below have been filed as part of this report:

(2) Financial Statement Schedule for the years ended December 31, 2012, 2011 and 2010:

All other schedules are omitted because they are not applicable or not required, or the information appears in the Company's consolidated financial statements or notes thereto.

(3) Exhibits

See Exhibit Index on pages 94-97.

SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Recoveries (Deductions)	Balance at End of Year
Year Ended December 31, 2012				
Allowance for doubtful accounts receivable..	$ 5,581	$ 3,480	$ (4,468)	$ 4,593
Allowance for inventory obsolescence......	861	126	(369)	618
	$ 6,442	$ 3,606	$ (4,837)	$ 5,211
Year Ended December 31, 2011				
Allowance for doubtful accounts receivable..	$ 6,004	$ 3,182	$ (3,605)	$ 5,581
Allowance for inventory obsolescence......	1,105	210	(454)	861
	$ 7,109	$ 3,392	$ (4,059)	$ 6,442
Year Ended December 31, 2010				
Allowance for doubtful accounts receivable..	$ 5,736	$ 3,164	$ (2,896)	$ 6,004
Allowance for inventory obsolescence......	824	315	(34)	1,105
	$ 6,560	$ 3,479	$ (2,930)	$ 7,109

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 5, 2013.

H&E EQUIPMENT SERVICES, INC.

By: /s/ John M. Engquist
John M. Engquist
Its: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

	Signature	Capacity	Date
By:	/s/ John M. Engquist John M. Engquist	Chief Executive Officer and Director (Principal Executive Officer)	March 5, 2013
By:	/s/ Leslie S. Magee Leslie S. Magee	Chief Financial Officer (Principal Financial and Accounting Officer)	March 5, 2013
By:	/s/ Gary W. Bagley Gary W. Bagley	Chairman and Director	March 5, 2013
By:	/s/ Paul N. Arnold Paul N. Arnold	Director	March 5, 2013
By:	/s/ Bruce C. Bruckmann Bruce C. Bruckmann	Director	March 5, 2013
By:	/s/ Patrick L. Edsell Patrick L. Edsell	Director	March 5, 2013
By:	/s/ Thomas J. Galligan III Thomas J. Galligan III	Director	March 5, 2013
By:	/s/ Lawrence C. Karlson Lawrence C. Karlson	Director	March 5, 2013
By:	/s/ John T. Sawyer John T. Sawyer	Director	March 5, 2013

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Board of Directors

Gary W. Bagley
Private Investments

John M. Engquist
President, Chief Executive Officer

Bruce C. Bruckmann
Managing Director,
Bruckmann, Rosser, Sherrill & Co., Inc.

Patrick L. Edsell
Private Investments

Paul N. Arnold
Private Investments

Lawrence C. Karlson
Private Investments

John T. Sawyer
Private Investments

Thomas J. Galligan III
Executive Chairman, President &
Chief Executive Officer
Papa Gino's Holdings Corp.

Management

John M. Engquist
Chief Executive Officer and Director

Leslie S. Magee
Chief Financial Officer and Secretary

Bradley W. Barber
President and Chief Operating Officer

William W. Fox
Vice President,
Cranes and Earthmoving

John D. Jones
Vice President, Corporate Services

Corporate Office

H&E Equipment Services, Inc.
7500 Pecue Lane
Baton Rouge, Louisiana 70809
(225) 298-5200
www.he-equipment.com

Stock

Stock Symbol: HEES
Stock Traded on NASDAQ Global Market

Investor Relations Contacts

Leslie S. Magee
Chief Financial Officer
H&E Equipment Services, Inc.
Phone: (225) 298-5200
Fax: (225) 298-5382
E-mail: lmagee@he-equipment.com

Kevin S. Inda
Senior Vice President and Principal
Corporate Communications, Inc.
Phone: (407) 566-1180
Fax: (407) 566-1181
E-mail: kevin.inda@cci-ir.com

Form 10-K

A copy of the Annual Report on Form 10-K for fiscal year ended December 31, 2012 is included with this Annual Report. A copy of the Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available by contacting H&E Equipment Services, Inc., Investor Relations, 7500 Pecue Lane, Baton Rouge, LA 70809.

The Annual Report, Form 10-K and other financial information are available at www.he-equipment.com under the "Investor Relations" tab.

Transfer Agent

Questions concerning stock transfers, account consolidations, lost certificates, change of address, receipt of duplicate material, and any other account related matters should be directed to Continental Stock Transfer and Trust Company by calling 212-509-4000, extension 206, or by writing to:

H&E Equipment Services, Inc.
c/o Continental Stock Transfer and Trust Company
17 Battery Place
New York, NY 10004

Stockholders may also e-mail the transfer agent at cstmail@continentalstock.com.

H&E | EQUIPMENT SERVICES, INC.®

H&E Equipment Services, Inc.
7500 Pecue Lane
Baton Rouge, Louisiana 70809
(225) 298-5200
www.he-equipment.com